

SOCIETE GENERALE
Corporate & Investment Banking



Governor Tipton
Managing Director
Deputy General Counsel
LEGAL

Tel: 212 278 6974
Fax: 212 278 7439
governor.tipton@sgcib.com

November 6, 2006

By Express Mail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Societe Generale (File No. 82-3501)

Dear Sirs:

The following documents are being submitted to you in connection with Societe Generale's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press release, October 25, 2006 - - Acquisition by ALD Automotive, part of Societe Generale's Specialized Financial Services Division, of Ultea, Inc., a Wisconsin-based fleet management company;

2. Press Release, October 16, 2006 - - Societe Generale's Corporate and Investment Banking Division named 'Bank of the Year for Equity Derivatives' by *The Banker* magazine;

3. Press Release, September 28, 2006 - - Increase in stake in Rosbank, a Russian bank, from 10% to 20%;

4. Press Release, September 27, 2006 - - Reinforcement of the general management of Societe Generale and enhancement of the Societe Generale organization;

5. Press Release, September 20, 2006 - - Societe Generale's Corporate and Investment Banking Division named 2006 'Best Equity Derivatives Provider' in Europe, Asia and North America by *Global Finance* magazine;

Société Générale
1221 Avenue of the Americas
New York NY 10020



SOCIETE GENERALE
Corporate & Investment Banking

6. Press Release, September 18, 2006 - - Announcement by Societe Generale's Corporate and Investment Banking Division of plans to step-up business model for future growth;

7. Press Release, September 15, 2006 - - Acquisition of a 60% stake in Bank Republic, one of the leading banks in Georgia;

8. September 1, 2006 - - Second Update filed to Societe Generale Group's 2006 Registration Statement, which was filed with the *Autorité des Marchés Financiers* (French Securities Regulator) on March 9, 2006; and

9. Press Release, August 29, 2006 - - Strengthening and development of high yield activities of Societe Generale's Corporate and Investment Banking Division.

Thank you.

Yours truly,

Enclosures

cc: Jason Hoberman



ALD
Automotive

ALD
International

Press Release

Clichy, 25 October 2006

ALD Automotive acquires ULTEA in the United States of America

CONTACT
Rodrigue Leclercq
Tel +33 1 56 76 14 65
fax +33 1 56 76 17 85
rodrigue.leclercq@aldautomotive.com

ALD Automotive is now present in the USA and affirms its goal of being a worldwide player in the fleet management business.

ALD International has reached an agreement with Heartland Financial USA to acquire its fleet leasing company, ULTEA. Heartland Financial USA had previously announced its intent to focus its resources on its core banking and consumer finance lines of business.

ULTEA is a mid-sized fleet management company marketing to the Midwest – Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota and Wisconsin – from its Madison, Wisconsin-based head office. ULTEA, to be renamed ALD Automotive USA in the coming weeks, is managed by Keith Kreps.

Jean-Claude Renaud, Chief Executive Officer of ALD International, commented: "The acquisition of ULTEA is in line with ALD Automotive's strategy to establish itself as a worldwide partner for our international customers, offering them operational leasing and fleet management solutions around the globe. American clients of ALD Automotive will benefit from ULTEA's services in the United States, strengthening the overall relationship and enabling us to quickly develop commercial synergies with our new subsidiary."

Mr. Renaud added, "I am very confident in developing commercial synergies between ULTEA and the rest of the group as many international customers of ALD Automotive are American companies. Having a US presence will unquestionably strengthen our relationship with them".

"Many European customers are looking for a fleet management partner in the USA and ALD Automotive will be fully able to help them from now on," he continued.

Yearly new car registrations have reached close to 17 millions units in the United States, and the corporate market is estimated to be 1.5 millions units.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 20 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,516 billion, June 2006) and under management (EUR 397,2 billion, June 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

ALD International
15, allée de l'Europe – 92588 Clichy cedex - France
tel. +33 (0)1 56 76 18 00 – fax +33 (0)1 56 76 13 79 – www.aldautomotive.com



ALD
Automotive

ALD Automotive
ALD Automotive is the operational leasing and fleet management business line of the Société Générale Group. ALD Automotive is one of the largest providers in Europe and a company of reference on its market:

- Operates now in **35 countries,**
- Employs **3,200 persons,**
- Manages over **650,300 vehicles** (September 2006)

Combining professionalism and quality of services provides companies with value-added integrated solutions at both national and international levels.
www.aldautomotive.com

Heartland Financial USA
Heartland Financial USA, Inc. is a diversified financial services company providing banking, mortgage, wealth management, insurance, and consumer finance services to individuals and businesses in 43 communities in eight states -- Iowa, Illinois, Wisconsin, New Mexico, Arizona, Montana, Colorado and Massachusetts. Heartland Financial USA, Inc. is listed on the NASDAQ exchange. Its trading symbol is HTLF.



SOCIETE GENERALE
Corporate & Investment Banking

London, 16 October 2006

Société Générale Corporate & Investment Banking named 'Bank of the Year for Equity Derivatives' by The Banker

Société Générale Corporate & Investment Bank's international leadership in equity derivatives was once again recognised by being awarded "Bank of the Year for Equity Derivatives" for the 4th consecutive year by The Banker magazine.

According to the Banker "In the case of equity derivatives, the world knows that Société Générale is THE house to beat, but it has not relied on incumbency to win this award yet again."

The Banker highlighted the Société Générale Corporate & Investment Banking's capacity in innovation, creating new investment strategies and applying equity derivatives technologies to new underlyings. It also recognised the bank's diverse client base, including commercial banks, private banks, insurance companies and hedge funds. Finally, geographic expansion, proven by the development of new businesses in Asia and America, helped secure the award.

Christophe Mianné, Global head of Equity Derivatives at Société Générale Corporate & Investment Banking, said: "Receiving this award for the fourth consecutive year demonstrates the capacity of our team to create innovations year after year. This has been possible thanks to clients' involvement and high expectations. I thank them for that."

Société Générale Corporate and Investment Banking is regularly recognised for its leadership in equity derivatives. Since the beginning of 2004, it has received all The Banker, Risk and IFR global awards in this field.

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING
Michelle Gathercole
Tel : +44 20 7676 6771
Michelle.Gathercole@sgcib.com

Sophie Hoggarth
Tel : +44 20 7676 6801
Sophie.Hoggarth@sgcib.com

SOCIETE GENERALE
A French corporation with share capital of EUR 548.431.403,75
552 120 222 RCS PARIS

Press contact :

Société Générale Corporate & Investment Banking

Romain d'Hébrail +33 1 58 98 01 14
romain.dhebrail@sgcib.com
Ron Oman +33 1 58 98 21 91
ronald.oman@sgcib.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 20 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,516 billion, June 2006) and under management (EUR 397,2 billion, June 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
Present in over 45 countries across Europe, the Americas and Asia, Société Générale Corporate & Investment Banking is a reference bank specialising in:

- Euro capital markets. A top ten player in debt and equity segments (bonds, securitisations, syndicated loans, equity-linked and equity issues).
- Derivatives. Among the world leaders in equity derivatives and in many interest rate, credit, foreign exchange and commodities derivatives.
- Structured finance. A worldwide leader in export, project and structured commodity finance.

Combining innovation and quality of execution, Société Générale Corporate & Investment Banking provides corporates, financial institutions and investors with value-added integrated financial solutions.
www.sgcib.com

SOCIETE GENERALE

INTERROS

Press Release

Paris, 28 September 2006

The Société Générale Group and Interros announce the increase of Société Générale's stake in Rosbank from 10% to 20% less 1 share. Interros grants Société Générale a call option on 30% + 2 shares of Rosbank to gain control before end of 2008

Following the acquisition of an initial 10% stake in the share capital of Rosbank in June 2006 and further to the due diligence conducted since then, Société Générale and Interros have announced the acquisition of a second 10% stake in Rosbank from Interros for USD 317 million, a similar price to the first 10% stake, thereby increasing Société Générale's holding to 20% less 1 share.

In addition, Société Générale has signed a call option with Interros on 30% + 2 shares of Rosbank, which will enable it to take control of the bank by the end of 2008[1]. The strike price for the further 30 % + 2 shares of Rosbank establishes valuation of this stake at USD 1,700 million.

Rosbank is a powerful player in the Russian banking market (No. 2 in retail banking), operating a total of 705 branches. Its network covers more than 80% of Russia and is notably concentrated in fast-growing regions, such as the Urals, Siberia, the Far East and Moscow. Rosbank is one of the most dynamic players in the Russian banking market and has successfully maintained a high level of ROE by capturing leading positions in bank cards (No. 4) and in retail loans (a top 3 player). Over the past three years, it has thus delivered average annual growth of 40% in bank assets and customer deposits.

Société Générale is already present in Russia with approximately 6,700 employees, notably through Rusfinance, one of the country's leading consumer finance players following its acquisitions of Promek Bank and SKT Bank, through its subsidiary Banque Société Générale Vostok (BSGV), which had 31 branches as of August 2006, mainly in Moscow and Saint Petersburg, and through DeltaCredit which is a leader in mortgage lending in Russia.

"Société Générale sees Russia as one of the most promising markets for the years ahead and is delighted to work in partnership with Interros in order to take full advantage of Rosbank's development potential", said Daniel Bouton, Chairman and CEO of the Group.

"The development of Société Générale in Russia is perfectly coherent with the strategy of the Group in Central and Eastern Europe, the bank's second domestic market, which includes a strong presence with Komercni Banka in Czech Republic (number 3) and BRD in Romania (number 2)", says Jean-Louis Mattei, Head of International Retail Banking.

[1] Subject to regulatory approval

PRESS RELATIONS
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène AGABRIEL
+33 (0)1 42 14 97 13

Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with share capital of EUR 548,431,403.75
552 120 222 RCS PARIS

"Rosbank is getting a very good partner and looks forward to industrial cooperations and partnership with SocGen to ensure leading position for Rosbank in the Russian financial sector" says Andreï Bougrov, Managing Director at Interros Holding.

Between 2006 and the exercise of the call option, Société Générale will be represented on Rosbank's Board of Directors by Philippe Citerne, Director and co-CEO, and Jean-Louis Mattei, Head of International Retail Banking, and will advise the bank on its risk and finance policies.

Interros will consider, at the time of the exercise of the call, the possibility to become shareholder of Société Générale. Société Générale would welcome such move.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves more than 20 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1 516 billion, June 2006) and under management (EUR 397,2 billion, June 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Rosbank
Joint Stock Commercial Bank "ROSBANK" (Open joint-stock company) is one of the largest privately owned banks in Russia. It has consistently maintained its presence as one of the top 10 banks in Russia.
As of December 31, 2005:

Assets	213 billions of rubles
Equity	22.8 billions of rubles
Employees	18.5 thousands
Customers	
Individuals	over 2.9 million
SME	59 000
Corporates	7 600

ROSBANK's primary activities include retail and corporate banking, investment banking, treasury related operations, trade finance, asset management, private banking, custody and depositary services, international and domestic settlement services, credit card services.

«Interros»
«Interros» is one of the largest private investment companies in Russia. The market value of assets under its management exceeds US$20 billion. The companies under «Interros» management produce about 1.4% of Russia's GDP.
The company's assets are invested mainly in the metallurgy and mining («Norilsk Nickel», «Polyus Gold» Mining Company) and power plant engineering («Power Machines») industries, the financial sector (ROSBANK, «Soglasie» insurance company), agriculture and food-processing industry («Agros»), the media («Prof-Media»), housing and communal services («Novogor») and the real estate sector («Open Investments»).

SOCIETE GENERALE

Press Release

Paris, 27 September 2006

Société Générale reinforces its general management and enhances its organization

The **Société Générale** Group operates along the management principals of coherence and subsidiarity, structuring its activities in three core businesses, as it has since 2000. This organization, combined with a strategy of organic growth and targeted acquisitions, facilitated the Group's strong expansion. Given the growth of the international retail banking and financial services businesses, it has become important to adapt the organization of these businesses to a new phase of development.

"The Group has to adapt itself today to prepare for future growth while preserving the dynamism of each of its businesses and improving its performance, specifically on transversal issues involving pooling of resources and synergies," said Daniel Bouton, Chairman and CEO of Société Générale.

The project will be implemented in the first half of 2007 subject to the consultation of staff councils.

General Management reinforced

The Board of Directors decided on 26 September 2006 that the General Management of the Group will comprise 3 members:

- **Daniel Bouton**, Chairman and CEO;
- **Philippe Citerne**, Director and co-CEO, principally responsible for issues pertaining to the Group's strategy, external growth, risks, supervision of corporate and investment banking activities, asset management and investor services;
- **Didier Alix**, Deputy CEO, principally responsible for supervising retail banking and financial services, as well as transversal projects aimed at strengthening the Group's performance.

Change in Retail Banking organization

The retail banking activities of Société Générale (previously housed in a single global business line with common support services) will be divided in three distinct entities with their own specific resources and organization necessary to pursue their development. The three entities are retail banking in France, international retail banking and specialized financial services.

PRESS RELATIONS
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène AGABRIEL
+33 (0)1 42 14 97 13

Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

- **Jean-François Sammarcelli**, currently Head of the Société Générale French Retail Banking network, will be in charge of this network, as well as of its strategy and marketing departments and of the domestic and international payment activities. He will join the Group's Executive Committee as of 1 November 2006.
- Specialized financial services and retail banking outside of France will remain under the responsibility of **Jean-François Gautier** (Specialized financial services) and **Jean-Louis Mattei** (Retail banking outside of France), respectively.
- IT, Human Resources and Finance support functions - previously managed by the global retail banking division - will now be integrated in each of the activities : French retail network, international retail banking and financial services.

Philippe Citerne, Director and co-CEO, said *"The Group's activities will be organized along six businesses : Société Générale retail banking in France,* Crédit *du Nord, international retail banking, specialized financial services, SG corporate & investment banking, Global Investment Management & Services. This organization will enable the Group to continue its growth and ensure that efficiency and cost control are optimized."*

Chief Administrative Officer – new position

Séverin Cabannes will join the Group as Chief Administrative Officer on 1 January 2007. He will be a member of the Executive Committee and report to the General Management. Séverin Cabannes will be responsible for developing the pooling of resources and synergies within the Group, in France and abroad. He will also supervise purchasing activities, real estate, IT, the internal organization department and a number of major transversal projects.

Group Executive Committee

The Executive Committee will be composed as follows:

- **Daniel Bouton**, Chairman and CEO
- **Philippe Citerne**, Director and co-CEO
- **Didier Alix**, Deputy CEO
- **Philippe Collas,** CEO of Société Générale Global Investment Management & Services
- **Jean-Pierre Mustier,** CEO of Société Générale Corporate & Investment Banking
- **Jean-François Sammarcelli,** Head of Retail Banking Société Générale France (as of 1 November 2006)
- **Alain Py,** CEO Crédit du Nord
- **Séverin Cabannes** (to join Société Générale 1 January 2007)
- **Frédéric Oudea,** Senior Executive Vice-President, Group CFO
- **Christian Schricke,** Senior Executive Vice-President, Group Corporate Secretary and Head of the Compliance function
- **Bernard de Talancé,** Senior Executive Vice-President, Corporate Resources and Human Relations (to be replaced by **Anne Marion-Bouchacourt** as of 1 November 2006).

Christian Poirier is appointed Senior Advisor to the Chairman and member of the Executive Committee for issues relevant to his areas of expertise.

Didier Hauguel, Head of Group Risk Management, and **Hugues Le Bret**, Head of Group Communications, will be appointed members of the Executive Committee as of 1 January 2007.

Hervé Saint Sauveur, Senior Advisor to the Chairman and CEO, and **René Querret**, Senior Executive Vice-President, Group Chief Information Officer, are members of the Executive Committee for issues relevant to their areas of expertise. They will retire in early 2007.

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 20 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1 516 billion, June 2006) and under management (EUR 397,2 billion, June 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.

www.socgen.com

APPENDIX

Didier Alix
Born in 1946, Didier Alix holds a Bachelor's Degree in Economics and is a graduate of Institute of Political Studies in Paris.

Didier Alix joins Société Générale in 1971, and subsequently the internal audit department in 1972. In 1980, Didier Alix is appointed Manager of Central Risk Control. In 1984, he is appointed General Manager of the branch in Levallois and General Manager of the Paris Opéra Branch in 1987. In 1991, Didier Alix becomes Chief Executive Officer of Franfinance (a subsidiary of Société Générale in the specialized finance division). In 1993, he is appointed Deputy Chief Executive of the French banking network and in 1995, Chief Executive of the French banking network within the retail banking division. In 1998, Didier Alix is appointed Chief Executive Officer of the retail banking Division.

Séverin Cabannes
Séverin Cabannes was born in 1958 and graduated from the École Polytechnique and the École Nationale Supérieure des Mines de Paris.

In 1983, he joined Crédit National as project coordinator. Working for Elf Atochem, from 1986 to 1997, he was assistant to the Finance Department then Head of the polyethylene production units at the Mont plant in the Pyrénées Atlantiques region. In 1991, he joined the Strategy Department and was appointed Director of Strategy in 1995. In 1997, Séverin Cabannes joined La Poste Group as Director of Strategy. In 1998, he was appointed Deputy Managing Director and member of La Poste Group's Executive Committee responsible for strategy, finance, management audit, acquisitions and real estate.

Séverin Cabannes was Deputy Group Finance Director of Société Générale and a member of the Group Management Committee from May 2001 to June 2002. He subsequently joins Steria Group as Deputy Chief Executive Officer in charge of Strategy and Finance. Since June 2003, he is Chief Executive Officer of Steria Group.

Séverin Cabannes is member of Société Générale's Komercni Banka Supervisory Board and Chairman of the Audit Committee since December 2001.

Christian Poirier
Born in 1948, Christian Poirier is a Graduate of Ecole Nationale d'Administration and holds a Postgraduate degree in history. In 1980, Christian Poirier joins the Caisse des Dépôts et Consignations. In 1987, he joins Société Générale as Head of public and part government-owned organizations Department. He is appointed Director of Japanese corporate Department in 1991 and Head Of specialized subsidiaries for consumer credit, leasing and factoring in 1995. In 1997, Christian Poirier becomes Deputy Head of Strategy and Marketing Division. He is Head of Strategy and Marketing, Retail Banking since 2001.

Jean-François Sammarcelli
Born in 1950, Jean-François Sammarcelli is a graduate of the Ecole Polytechnique.

Jean-François Sammarcelli joined Société Générale in 1974 where he held a number of positions in the french retail network, including Deputy Head of the Paris-Opéra branch and Head of the Dijon branch. In 1991, he joined the corporate banking division as Director in charge of the global relationship with large corporate clients in the Utilities and Construction sectors. In 1995, he became Head of the Real Estate Division. From 2000 to 2005, he worked as Head of Global Operations and subsequently Chief Financial Officer in SG Corporate and Investment Banking, before being appointed Head of Corporates and Institutions.
Jean-François Sammarcelli is appointed Head of French Retail Banking in January 2005.



SOCIETE GENERALE
Corporate & Investment Banking

Paris, 20 September 2006

Société Générale Corporate & Investment Banking Named 2006 "Best Equity Derivatives Provider" in Europe, Asia and North America by *Global Finance*

Société Générale has again confirmed its leadership in equity derivatives by being named **"Best Equity Derivatives Provider"** by *Global Finance* Magazine in all regions: **Europe, Asia and North America**.

Global Finance focuses on the corporate sector for non-financial corporations and financial institutions worldwide.

The magazine's editors base selections on reporting and analysis. Factors considered range from the quantitatively objective (growth in operations, position on league tables, geographic reach, strategic relationships, new business development and innovation in products) to the informed subjective (opinions of analysts, ratings agencies, consultants, customers).

According to Joseph Giarraputo, *Global Finance* publisher, the mix of these factors yields winners with whom "investors around the world are most likely to want to do business."

Christophe Mianné, Global Head of Equity Derivatives for Société Générale Corporate & Investment Banking said, "Winning this prestigious award in all three regions is the ultimate recognition of our achievements world-wide in 2006. It shows not only the global scope of our equity derivative expertise, but also our strong presence in every region of the globe."

In 2005, Société Générale Corporate & Investment Banking received the European award from *Global Finance*. The bank has also been named Equity Derivatives House of the Year for the last two consecutive years by *The Banker*, *IFR* & *Risk*.

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING
Michelle Gathercole
Tel : +44 20 7676 6771
Michelle.Gathercole@sgcib.com

Sophie Hoggarth
Tel : +44 20 7676 6801
Sophie.Hoggarth@sgcib.com

Press contact:

Société Générale Corporate & Investment Banking

Romain d'Hébrail +33 1 58 98 01 14
romain.dhebrail@sgcib.com

Ronald Oman +33 1 58 98 21 91
ronald.oman@sgcib.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 20 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,516 billion, June 2006) and under management (EUR 937,2 billion, June 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
Present in over 45 countries across Europe, the Americas and Asia, Société Générale Corporate & Investment Banking is a reference bank specialising in:

- Euro capital markets. A top ten player in debt and equity segments (bonds, securitisations, syndicated loans, equity-linked and equity issues).
- Derivatives. Among the world leaders in equity derivatives and in many interest rate, credit, foreign exchange and commodities derivatives.
- Structured finance. A worldwide leader in export, project and structured commodity finance.

Combining innovation and quality of execution, Société Générale Corporate & Investment Banking provides corporates, financial institutions and investors with value-added integrated financial solutions.
www.sgcib.com



SOCIETE GENERALE
Corporate & Investment Banking

London, Paris 18 September 2006

Press Release

Société Générale Corporate & Investment Banking plans step-up of business model for future growth

Société Générale Corporate & Investment Banking plans to drive its business model one step further in order to consolidate a client and solution-driven business approach across asset classes and by client segment. Entitled **"Step up 2010"**, this **project** would be implemented early in 2007, subject to the consultation with worker councils.

The target business model would be built on:

- A **client coverage division** offering all of the bank's services, and now integrating the M&A advisory team and Financial Sponsor Coverage team.
- Three **newly created Business Solutions divisions**:
  1. An issuer-focused integrated Capital Raising and Financing division offering product expertise across the equity-debt continuum. It would include Capital Market activities (ECM, DCM, Strategic Acquisition Finance, Leverage & Non-investment grade Finance), Structured Finance (export, infrastructure & asset-based, natural resources, and real estate finance), and Hedging (interest rate and FX derivatives).
  2. An investor-focused Fixed Income, Currencies and Commodities division combining integrated engineering capabilities and a sales force ensuring seamless distribution of both flow and structured products. It would comprise Structuring (Engineering, structured IR – FX and Credit products, Securitization, portfolio management); and fixed income and FX Sales and Trading, treasury activities and commodities products.
  3. An investor-focused Global Equities and Derivatives Solutions division regrouping cash equity sales & research and equity derivatives, while preserving the independence of research.
- Management of all resource functions by a global Chief Operating Officer.

"We are convinced that the new target organisation will fully align Société Générale Corporate & Investment Banking with the way our clients think and grow their business" commented Jean-Pierre Mustier, CEO, Société Générale Corporate & Investment Banking. "Retaining our strategy, but further boosting our business model, is designed to anticipate client and market trends such as issuers looking for more integrated solutions, investors looking for improved service and innovation, and increased disintermediation," he added, "it will ensure that we are well positioned to outperform in all economic and market conditions".

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING
Michelle Gathercole
Tel : +44 20 7676 6771
Michelle.Gathercole@sgcib.com

Sophie Hoggarth
Tel : +44 20 7676 6801
Sophie.Hoggarth@sgcib.com

SOCIETE GENERALE
A French corporation with share capital of EUR 550,781,598.75
552 120 222 RCS PARIS



SOCIETE GENERALE
Corporate & Investment Banking

Société Générale Corporate & Investment Banking has achieved one of the best combinations of growth and profitability in the eurozone over the past years, underpinned by its core strength in euro capital markets, derivatives and structured finance. Société Générale Corporate & Investment Banking has for objective with this project to build on this momentum and capture future growth.

Press contact:

Melody Jeannin
Tel : + 33 1 58 98 02 87
melody.jeannin@sgcib.com
Société Générale Corporate & Investment Banking

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 20 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1 516 billion, June 2006) and under management (EUR 397,2 billion, June 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
Present in over 45 countries across Europe, the Americas and Asia, Société Générale Corporate & Investment Banking is the bank of reference for:

- Euro capital markets. A top ten player in debt and equity segments (bonds, securitisations, syndicated loans, equity-linked and equity issues).
- Derivatives. Among the world leaders in equity derivatives and in many interest rate, credit, foreign exchange and commodities derivatives.
- Structured finance. A worldwide leader in export, project and structured commodity finance.

Combining innovation and quality of execution, Société Générale Corporate & Investment Banking provides corporates, financial institutions and investors with value-added integrated financial solutions.
www.sgcib.com

SOCIETE
GENERALE

Press Release

Paris, 15 September 2006

The Société Générale Group announces the acquisition of a 60% stake of Bank Republic, one of the leading banks in Georgia

Société Générale and the European Bank for Reconstruction and Development ("EBRD") have entered into an agreement with Bank Republic to acquire respectively 60% and 10% of the share capital of Bank Republic in Georgia. The acquisition, signed on 15 September, is subject to the approval of the Georgian regulatory authorities.

Since the "Rose revolution" in November 2003, the Georgian economy has performed very well. Prudent macroeconomic policies and structural reforms have resulted in robust growth rates (real GDP growth of 8% in 2005) and low inflation (6%). In this context and further to the rigorous restructuring programs undertaken, the banking sector achieved a very good performance in 2005, notably in the development of loans (+78%) and customer accounts (+33%), and enjoys strong growth prospects.

Established in 1991, Bank Republic is one of the leading universal banks in Georgia with market shares of 11% in deposits and 8% in loans. Over the past two years the bank has focused its development on the fast-growing retail banking market and now controls 30% of the cards market. The Bank offers its products and services to its 74 000 clients through a network of 21 points of sales, mostly based in Tbilisi, and employs 470 employees. Bank Republic is also the second most profitable bank of the Georgian market with a return on average equity of 33% as of December 2005. Its total assets reached EUR 99m in 2005 (+68% vs. 2004) and the Bank had shareholder's equity of EUR 15m.

This contemplated transaction is in line with the development strategy of Société Générale's international retail banking business, strongly implemented in Eastern Europe, and will strengthen the Group's presence in the region.

Jean-Louis Mattei, Head of the International Retail Banking Department, said: "Société Générale will bring to Bank Republic its financial strength, international network, universal banking expertise and product development know-how among others. Combined with the strengths of Bank Republic which include its well-known local brand, strong domestic distribution channels, local expertise and the high quality of its top management, this will enable the Bank to become the leading Bank in Georgia ".

Mr. Papashvili, Chairman of the Supervisory Board of Bank Republic, said: "This transaction is a crucially important step in the economic renaissance of our country. Société Générale will bring over 140 years of experience into the Georgian financial sector, enhancing its strength and vitality. We, the entire Bank Republic team, are proud of this day, and we are committed to

PRESS RELATIONS
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène AGABRIEL
+33 (0)1 42 14 97 13

Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with share capital of EUR 548,431,403.75
552 120 222 RCS PARIS

strongly develop the Bank's market share and profitability."

Commenting on the acquisition, Kurt Geiger, EBRD Business Group Director for Financial Institutions, said: "The EBRD welcomes the opportunity to support and facilitate the entrance of such a strong strategic partner as Société Générale into the Georgian banking sector. Société Générale is the first major western bank to acquire a majority stake in a Georgian bank. With its contribution the EBRD will strengthen BR's capital base, corporate governance and thus support the bank's further growth, which will foster competition in the market."

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 20 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1 516 billion, June 2006) and under management (EUR 397,2 billion, June 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.

www.socgen.com



SOCIETE GENERALE
Corporate & Investment Banking

London, 29 August 2006

Société Générale Corporate & Investment Banking further grows high yield team

Société Générale Corporate & Investment Banking continues to strengthen and develop its High Yield activities and is pleased to announce the appointment of Catherine Lewis as the latest addition to the dedicated High Yield Sales team in Europe.

Catherine joins with extensive experience of the European and US high yield / distressed debt markets having worked at Miller Tabak Roberts and Libertas in New York and London. She began her career in 1996 at CSFB in the European leveraged finance team.

Catherine will focus on marketing and distributing sub-investment grade product to European investors. She joins the High Yield Sales team headed by Paul Smith.

Since launching its High Yield platform in Europe in May 2005, Société Générale Corporate & Investment Banking has grown this business significantly. It has been joint book runner on four High Yield transactions to date in 2006.

Catherine has a degree in Politics, Philosophy and Economics from Oxford University.

Press contact :

Société Générale Corporate & Investment Banking

Michelle Gathercole +44 20 7676 6771
michelle.gathercole@sgcib.com

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING
Michelle Gathercole
Tel : +44 20 7676 6771
Michelle.Gathercole@sgcib.com

Sophie Hoggarth
Tel : +44 20 7676 6801
Sophie.Hoggarth@sgcib.com

SOCIETE GENERALE
A French corporation with share capital of EUR 548.431.403,75
552 120 222 RCS PARIS

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 20 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1 516 billion, June 2006) and under management (EUR 397,2 billion, June 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking

Present in over 45 countries across Europe, the Americas and Asia, Société Générale Corporate & Investment Banking is a reference bank specialising in:

- Euro capital markets. A top ten player in debt and equity segments (bonds, securitisations, syndicated loans, equity-linked and equity issues).
- Derivatives. Among the world leaders in equity derivatives and in many interest rate, credit, foreign exchange and commodities derivatives.
- Structured finance. A worldwide leader in export, project and structured commodity finance.

Combining innovation and quality of execution, Société Générale Corporate & Investment Banking provides corporates, financial institutions and investors with value-added integrated financial solutions.
www.sgcib.com



A French corporation with share capital of EUR 548,431,403.75
Head office: 29 boulevard Haussmann 75009 PARIS
552 120 222 R.C.S. PARIS

SECOND UPDATE OF THE REGISTRATION DOCUMENT

FILED WITH THE *AUTORITE DES MARCHES FINANCIERS*
ON MARCH 9TH 2006 UNDER NO. D.06-0117

This document is a full translation of the original French text.

The original update was filed with the *Autorité des Marchés Financiers* on September 1st 2006 under No. D.06-0117-A02
Only the French version is legally binding

The French original of the first update was filed with the *Autorité des Marchés Financiers* on June 12th 2006 under No. D.06-0117-A01

CONTENTS

I. CROSS-REFERENCE TABLE

Subject	Page in the Registration Document (RD) and first update (U1)	Page in this document
1. **PERSONS RESPONSIBLE FOR THE REGISTRATION DOCUMENT**	RD: 272; U1: 5	6
2. **STATUTORY AUDITORS**	RD: 272; U1: 6	7
3. **SELECTED FINANCIAL INFORMATION**		
3.1. Selected historical financial information on the issuer for each financial year	RD: 8-9	NA
3.2. Selected financial information for interim periods	U1: 8	15 and 18
4. **RISK FACTORS**	RD: 103 to 126, 159 to 167; U1: 7	8 to 10
5. **INFORMATION ABOUT THE ISSUER**		
5.1 History and development of the company	RD: 2 - 258	NA
5.2. Investments	RD: 41 to 43; U1: 8, 29 to 35	11, 35 to 37
6. **BUSINESS OVERVIEW**		
6.1. Principal activities	RD: 4 to 6, 40; U1: 35 to 39	13 to 14
6.2. Principal markets	RD: 212 to 214	Appendix 1 pp 35 to 37
6.3. Exceptional events	NA	NA
6.4. Dependence of the issuer on patents or licences, industrial, commercial or financial contracts or new manufacturing processes	RD: 120	NA
6.5. The basis for statements made by the issuer regarding its competitive position	RD: 22 to 38; U1: 11 to 20	20 to 34
7. **ORGANISATIONAL STRUCTURE**		
7.1. Summary description of the Group	RD: 2,- 18 to 19	12
7.2. List of main subsidiaries	RD: 234 to 241	NA
8. **PROPERTY, PLANT AND EQUIPMENT**		
8.1. Main tangible fixed assets (existing or planned)	RD: 46	NA
8.2. Environmental issues that may affect the issuer's utilisation of the tangible fixed assets	RD: 96 to 98	NA
9. **OPERATING AND FINANCIAL REVIEW**		
9.1. Financial condition	RD: 44 to 45; U1: 10	15 to 34
9.2. Operating results	RD: 20 to 38; U1: 9, 11 to 25	18 to 34

Subject	Page in the Registration Document (RD) and first update (U1)	Page in this document
10. **CAPITAL RESOURCES**		
10.1. Information on the issuer's capital resources	RD: 131 to 132, 153 to 156; U1: 10	17 to 18; appendix 1 pp 4 to 5, 24
10.2. Sources and amounts of the issuer's cash flows	RD: 133	Appendix 1 p 6
10.3. Information on the issuer's borrowing requirements and funding structure	RD: 45	Appendix 1 pp 2, 19 to 21, 23
10.4. Information regarding any restrictions on the use of capital resources that have materially affected, or could materially affect the issuer's operations	NA	NA
10.5. Information regarding the anticipated sources of funding needed to fulfil commitments referred to in items 5.2.3 and 8.1	RD: 39	NA
11. **RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES**	NA	NA
12. **TREND INFORMATION**	RD: 42	NA
13. **PROFIT FORECASTS OR ESTIMATES**	NA	NA
14. **ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES AND SENIOR MANAGEMENT**		
14.1. Administrative bodies	RD: 54 to 62; U1: 26 to 27	NA
14.2. Administrative, management and supervisory bodies and senior management's conflicts of interests	RD: 58	NA
15. **REMUNERATION AND BENEFITS**		
15.1. Amount of remuneration paid and benefits in kind	RD: 65 to 71	NA
15.2 Total amounts set aside or accrued by the issuer to provide pensions, retirement or similar benefits	RD: 201	NA
16. **BOARD PRACTICES**		
16.1. Date of expiration of the current term of office	RD: 59 to 62	NA
16.2. Members of the administrative bodies' service contracts with the issuer	RD: 58	NA
16.3. Information about the issuer's audit committee and remuneration committee	RD: 49 to 51	NA
16.4. Statement as to whether or not the issuer complies with the corporate governance regime	RD: 48	NA
17. **EMPLOYEES**		
17.1. Number of employees	RD: 84	Appendix 1 p 30
17.2. Shareholdings and stock options awarded to directors	RD: 54 to 57, 70 to 71	NA
17.3. Arrangements for involving the employees in the capital of the issuer	RD: 87	NA

Subject	Page in the Registration Document (RD) and first update (U1)	Page in this document
18. MAJOR SHAREHOLDERS		
18.1. Shareholders owning more than 5% of capital or voting rights	RD: 15	NA
18.2. Different voting rights held by the major shareholders	RD: 15 and 243	NA
18.3. Control of the issuer	RD: 15	NA
18.4. Arrangements known to the issuer, the operation of which may at a subsequent date result in a change in control of the issuer	NA	NA
19. RELATED PARTY TRANSACTIONS	RD: 201 to 202, 234 to 241, 270	NA
20. FINANCIAL INFORMATION CONCERNING THE ASSETS AND LIABILITIES, FINANCIAL POSITION AND PROFITS AND LOSSES OF THE ISSUER		
20.1. Historical financial information	RD: 128 to 241, 274	NA
20.2. Pro forma financial information	NA	NA
20.3. Financial statements	RD: 128 to 241	NA
20.4 Auditing of the historical annual financial information	RD: 215 to 216	NA
20.5. Age of latest financial information	RD: 128	NA
20.6. Interim financial information	U1: 8 to 25	Appendix 1 and appendix 2
20.7. Dividend policy	RD: 11	NA
20.8. Legal and arbitration proceedings	RD: 120 to 122	41
20.9 Significant changes in the issuer's financial or trading position	RD: 43	NA
21. ADDITIONAL INFORMATION		
21.1. Share capital	RD: 13 to 15, 242 to 245; U1: 34	42
21.2. Memorandum and articles of association	RD: 258 to 269; U1: 28	NA
22. MATERIAL CONTRACTS	RD: 46	NA
23. THIRD PARTY INFORMATION AND STATEMENTS BY EXPERTS AND DECLARATIONS OF ANY INTEREST	NA	NA
24. DOCUMENTS ON DISPLAY	RD: 259	NA
25. INFORMATION ON HOLDINGS	RD: 248 to 255	NA

II. PERSON RESPONSIBLE FOR THE REGISTRATION DOCUMENT AND ADDITIONAL INFORMATION (PARAGRAPH 1 OF THE EC REGULATION)

2.1 Person responsible for the registration document

Mr Daniel Bouton, Chairman and Chief Executive Officer

2.2 Certification of the person responsible for the registration document

Having taken all reasonable care to ensure that such is the case, I hereby certify that the information set out in this Update is, to the best of my knowledge, true and there are no omissions that could impair its meaning. I have obtained from the Statutory Auditors, Ernst & Young Audit and Deloitte et Associés, a letter certifying that they have verified all information contained in this Update relating to the Group's financial position and accounts, and moreover that they have read the entire Update.

Paris, September 1st 2006

Daniel BOUTON
Chairman and Chief Executive Officer

III. PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS (PARAGRAPH 2 OF THE EC REGULATION)

3.1 Statutory Auditors

Name: Cabinet Ernst & Young Audit
represented by Philippe Peuch-Lestrade
Address: 11, allée de l'Arche - 92400 Courbevoie
Date of first appointment: April 18th 2000
Term of mandate: 6 fiscal years
End of current mandate: at the close of the Ordinary General Meeting which will approve the financial statements for the year ended December 31st 2011.

Name: Société Deloitte et Associés
represented by José-Luis Garcia
Address: 185, avenue Charles de Gaulle - 92200 Neuilly sur Seine
Date of first appointment: April 18th 2003
Term of mandate: 6 fiscal years
End of current mandate: at the close of the Ordinary General Meeting which will approve the financial statements for the year ended December 31st 2011.

3.2 Substitute Statutory Auditors

Gabriel Galet

Alain Pons

IV. RISK FACTORS (PARAGRAPH 4 OF THE EC REGULATION)

The breakdown of the Société Générale Group's loan commitments at June 30th 2006, along with its overall coverage ratio for doubtful loans and its trading VaR are indicated below.

To the best of the Group's knowledge, no events subsequent to June 30th 2006 have had any significant impact on these figures.

4.1 Breakdown of the Société Générale Group's commitments by sector at June 30th 2006

The Group's outstanding commitments to corporate clients (i.e. on- and off-balance sheet loans, excluding loans to individual customers and repo agreements) totalled EUR 320 billion at June 30th 2006, and broke down as follows:


Collective services 5%
Personal & domestic services 1%
Telecoms 3%
Transport & logistics 6%
Financial services 16%
Real estate 6%
Public admin. 9%
Food & agriculture 4%
Consumer goods 3%
Chemicals, rubber, plast. 2%
Retail trade 6%
Wholesale trade 6%
Construction 3%
Transp. equip. manuf. 1%
Hotels & catering 2%
Automobiles 3%
Machinery & equip. 4%
Forestry, paper 1%
Metals, minerals 4%
Media 3%
Oil & gas 4%
Healthcare, social services 2%
Business services 6%

4.2 Breakdown of the Société Générale Group's commitments by geographical region at June 30th 2006

On- and off-balance sheet commitments to individual customers and corporates, excluding repo agreements: EUR 403 billion



Japan/ Australia 3%
North America 12%
South America 1%
Asia ex. Japan/Australia 1%
Africa/Middle East 3%
Eastern Europe 7%
Western Europe 21%
France Corporates 36%
France Individuals 16%

On-balance sheet commitments to individual customers and corporates, excluding repo agreements: EUR 264 billion



France Individuals 24%
Japan/ Australia 1%
North America 2%
South America 2%
Asia ex. Japan/Australia 1%
Africa/Middle East 4%
Eastern Europe 7%
Western Europe 23%
France Corporates 36%

4.3 Provisioning of doubtful loans

	French GAAP	IFRS		
	31/12/2004	31/12/2005	31/03/2006	30/06/2006
Customer loans (in EUR bn)	205	245	253	264
Doubtful loans (in EUR bn)	10.3	10.7	10.3	10.3
Doubtful loans/customer loans	5.0%	4.4%	4.1%	3.9%
Provisions (in EUR bn)*	7.0	7.0	6.7	6.6
Overall coverage ratio for doubtful loans	68%	65%	65%	65%

* Excluding:
- EUR 1bn in the country risk reserve and general credit risk reserves at 31/12/04
- Since 2005, nearly EUR 1bn of portfolio-based provisions.

4.4 Change in trading VaR

Quarterly average 99% Value at Risk (VaR), a composite indicator used to monitor the bank's daily risk exposure, notably for its trading activities, in millions of euros:



27.2
23.6
26.0
21.4
19.8
24.4
17.6
16.2
20.3
21.8
Trading VaR
Credit
Fixed Income
Equity
Forex
Commodities
Netting Effect
16.3
18.4
15.9
-26.8
15.7
19.2
13.1
-28.5
16.3
18.8
15.9
-27.6
14.5
17.0
12.0
-25.0
10.7
20.3
11.9
-26.3
12.3
16.2
13.4
-21.2
11.6
14.9
9.9
-21.9
12.8
16.4
9.0
-25.3
12.6
15.5
13.1
-24.5
11.8
15.6
19.4
-28.9
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06

V. PRINCIPAL INVESTMENTS SINCE THE START OF THE 2006 FINANCIAL YEAR (PARAGRAPH 5 OF THE EC REGULATION)

Business division	Date	Description of the investment
SG Securities Services and Online Savings	May 2006	Acquisition by Boursorama of CaixaBank, a French subsidiary of CaixaHolding
Retail Banking outside France	June 2006	Acquisition of a 99.75% stake in HVB Splitska Banka d.d., a universal bank with a 9.0% market share of bank assets in Croatia
Retail Banking outside France	June 2006	Acquisition of a 10% minority stake in Rosbank, Russia's No. 2 retail bank
SG Securities Services and Online Savings	June 2006	Acquisition by Fimat of Cube Financial, a brokerage based in London and Chicago which specialises in derivatives execution services
Asset Management	June 2006	Acquisition of 20.65% of TCW's capital
Financial Services	July 2006	Acquisition by Rusfinance, Société Générale's wholly-owned subsidiary, of SKT Bank in Russia which specialises in the provision of express car loans via dealerships
Financial Services	July 2006	Acquisition of Chrofin, a Greek company specialising in car financing and operational vehicle leasing
Financial Services	July 2006	Acquisition of 100% of Oster Lizing, a Hungarian consumer credit company specialising in car financing

VI. SOCIETE GENERALE GROUP'S ORGANISATIONAL STRUCTURE (PARAGRAPH 7 OF THE EC REGULATION)

SOCIETE GENERALE GROUP

Retail Banking and Financial Services — Retail Banking; Financial Services
Global Investment Management and Services — Asset Management; Private Banking; Securities Services and Online Savings
Corporate and Investment Banking

	Retail Banking	Financial Services	Asset Management	Private Banking	Securities Services and Online Savings	Corporate and Investment Banking
France	Societe Generale* Groupe Credit du Nord 80% Compagnie Generale d'Affacturage [illegible] Sogefinancement [illegible] Sogefimur 100% Sogelease FRANCE 100% Sogebail [illegible] Groupama Banque 20% SG Capital Developpement 100% Banque de Polynesie 72% Societe Generale Caledonienne de Banque [illegible] Banque Française Commerciale "Océan Indien" [illegible] SG de Banque aux Antilles 100%	Groupe Franfinance 100% Groupe CGI 100% Groupe ECS 100% Sogecap 100% Sogessur 65% (2) Temsys 100%	Groupe SG Asset Management (SGAM) 100% Banque de Réescompte et de Placement (BAREP) [illegible] BAREP Asset Management [illegible]	Societe Generale*	Societe Generale* FIMAT Banque 100% Parel 100% Groupe Boursorama 57% (3) Banc VL [illegible]	Societe Generale* CALIF 100% SG Securities (Paris) SAS 100% Lyxor Asset Management 100% Gaselys 49% Genefimmo 100% Genefim 100% Sogeprom 100% SG Option Europe 100%
Europe	SKB Banka Slovenia [illegible] BRD - Groupe SG Romania [illegible] SG Express Bank Bulgaria [illegible] Komerçni Banka A.S. (KB) Czech Republic [illegible] General Bank of Greece Greece [illegible] Banque SG Vostok Russia [illegible] SG Yugoslav Bank Serbia 100% Podgoricka Banka Serbia & Montenegro [illegible] Delta Credit Russia 100% Rosbank Russia [illegible] Splitska Banka Croatia [illegible]	ALD International Group 100% GEFA Group Germany [illegible] Fiditalia Spa - Italy 100% SG Equipment Finance Group [illegible] Eurobank - Poland [illegible] Rusfinance - Russia 100% Hanseatic Bank - Germany 75% SG Consumer Finance Group [illegible]	SGAM Group Ltd United Kingdom [illegible] SG Russell Asset Management Ireland [illegible]	Societe Generale Bank & Trust Luxembourg [illegible] SG Private Banking (Suisse) SA [illegible] (1) (2) SGPB Belgique (ex SG Banque de Maertelaere) Belgium [illegible] (1) SG Hambros Bank & Trust Limited United Kingdom [illegible] SG Bank & Trust Monaco [illegible] (1)	FIMAT Frankfurt branch 100% FIMAT Banque UK 100% FIMAT Madrid branch [illegible]	Societe Generale* Branches in: Milan - Italy Frankfurt - Germany Madrid - Spain London - United Kingdom
Americas			TCW Group Inc United States [illegible] (2) SGAM Inc - United States [illegible]		FIMAT USA 100% FIMAT Canada Inc 100%	SG Americas, Inc. United States [illegible] SG Americas Securities, LLC United States 100% SG Canada - 100% Banco SG Brazil SA [illegible] Societe Generale* Branches in: New York - United States Montreal - Canada
Middle East & Africa	SG Marocaine de Banques Morocco [illegible] SG de Banques en Côte d'Ivoire [illegible] Union Internationale de Banque - Tunisia [illegible] SG de Banques au Cameroun [illegible] SG de Banque au Liban [illegible] National Societe Generale Bank Egypt [illegible] SG - SSB Limited Ghana 51% Sogelease Maroc Morocco 100% BFV SG Madagascar 70% SG de Banques au Senegal [illegible] SG Algerie Algeria 100% MIBank - Egypt [illegible]	Eqdom - Morocco [illegible] La Marocaine Vie Morocco [illegible]				
Asia/Australia			SGAM Japan [illegible] SGAM Singapore [illegible] IBK-SGAM Korea [illegible]	SG Private Banking (Japan) Ltd [illegible]	FIMAT Singapore Pte Ltd [illegible] FIMAT Hong Kong [illegible] FIMAT Sydney branch 100%	SG Securities Asia International Holdings Ltd (Hong Kong) [illegible] SG Securities North Pacific, Tokyo Branch - Japan [illegible] Korean French Banking Corp. - Sogeko - South Korea [illegible] SG Asia (Hong Kong) Ltd 100% SG Australia Holding Ltd [illegible] Societe Generale* Branches in: Singapore Tokyo - Japan Hong Kong Sydney (Australia Branch)

(1) Subsidiary of SGBT Luxembourg

(2) Under IAS 32, which requires that future commitments to buy back minority interests be taken into account when calculating the controlling stake, this figure increases to 100%.

(3) Under IAS 32, which requires that future commitments to buy back minority interests be taken into account when calculating the controlling stake, this figure increases to [illegible]

* Parent company

Notes
- The percentages given indicate the share of capital held by the Société Générale Group
- Groups are listed under the geographical region where they carry out their principal activities

VII. SIGNIFICANT NEW PRODUCTS AND/OR SERVICES LAUNCHED IN THE MARKET (PARAGRAPH 6.1 OF THE EC REGULATION)

- ***Extract of press release dated June 14th 2006: "Société Générale's JAZZ Pro – a tailored offering for self-employed professionals"***

"On June 15th 2006, Société Générale will launch JAZZ Pro, a new day-to-day banking package specifically designed for business customers. The offering is both flexible and simple to use and incorporates a loyalty reward programme.

JAZZ Pro meets all the basic needs of business customers: the package combines an overdraft facility to cover temporary cash flow shortfalls, Internet services, handling of payment incidents (cheque cancellations, bankers cheques, re-presentation of unpaid cheques) and a standard flat-rate fee instead of different service charges. The needs of business customers vary according to their profile and business activity. In addition to the basic range of services, customers can select a number of options to cover their professional or personal banking needs, at a substantial discount (bank cards, insurance, JAZZ account agreement for personal bank accounts, etc.).

Société Générale is the first French bank to introduce a loyalty programme for business customers, which offers the same benefits as the individual customer loyalty scheme.. JAZZ Pro subscribers who also have a personal current account with Société Générale can accumulate loyalty points on both accounts."

- ***Extract of press release dated June 28th 2006: "First leveraged ETFs on Nasdaq-100® launched on Euronext Paris by SGAM Alternative Investments"***

"A leveraged exchange-traded fund (ETF) based on the Nasdaq-100 Index® was admitted to listing on Euronext today. This is the world's first leveraged ETF based on the Nasdaq-100 Index® and the first Nasdaq-100® ETF to be listed on Euronext Paris.

This product is designed to replicate up to 200% of the gains and losses of the Nasdaq-100 Index®. Denominated in euro, it is intended for active and experienced investors and is exposed to fluctuations in the dollar exchange rate. The fund is launched by SGAM Alternative Investments, and is quoted on the Structured Funds compartment of Euronext's NextTrack segment (code: LQQ).

Allowing investors to gain leveraged exposure to the index through a simple ETF, the product combines real time trading and the transparency of an ETF with the advantages of a UCITS III fund.

It is eligible for personal equity plans, which is unique given its particular characteristics.

Based on equity securities holding rather than derivatives, it can be used by institutional investors facing limitations in the use of futures, other derivatives or funds including such instruments. This structured ETF is also intended for investors interested in acquiring leverage on the Nasdaq-100® without taking on additional debt."

- ***Extract of press release dated June 22nd 2006: "Lyxor AM launches the first Russian ETF on Euronext"***

"Lyxor ETF Russia (DJ Rusindex Titans 10) complements Lyxor's range of equity ETFs. It provides investors with a unique opportunity to gain exposure to growth in Russia, whose economy is developing rapidly.

Since the end of the Soviet Union, Russia has carried out major reforms. In 2005, Russia experienced economic growth of 6.4% (per official government statistics) spurred by household consumption. The Russian economy is highly dependent on oil and gas exports. Despite increasing internal demand, local industries outside the energy sector are being impacted by the strong rouble and inflation, which are putting a serious drag on exports. The OECD expects Russia to achieve GDP growth of 6.2% in 2006 and 5.7% in 2007.

The new ETF's benchmark index is an accurate reflection of the Russian economy, and is mainly exposed to the energy sector (51.6%) and basic industries (19%). The Rusindex Titans 10 index is managed by Dow Jones and consists of the Moscow Stock Exchange's ten most liquid stocks.

Lyxor ETF Russia (DJ Rusindex Titans 10) is eligible for French PEA tax-efficient equity savings plans and its fees, at 0.65% per year (including VAT), are much lower than those of Russia-focused mutual funds.

The ETF is listed on Euronext Paris, and its liquidity is ensured by Société Générale Corporate & Investment Banking and Banca IMI."

VIII. GROUP FINANCIAL STATEMENTS AS AT JUNE 30TH 2006 (PARAGRAPH 20.6 OF THE EC REGULATION)

8.1 Group first half management report

8.1.1. Consolidated balance sheet

Assets (in billions of euros)	30/06/2006	31/12/2005	% change
Cash, due from central banks	**8.4**	6.2	36%
Financial assets at fair value through profit or loss	**431.7**	402.6*	7%
Hedging derivatives	**4.0**	3.7	6%
Available-for-sale financial assets	**74.3**	73.6	1%
Due from banks	**62.3**	53.4	17%
Customer loans	**245.1**	227.2	8%
Lease financing and similar agreements	**23.5**	22.4	5%
Revaluation differences on portfolios hedged against interest rate risk	**0.0**	0.2	NM
Held-to-maturity financial assets	**1.7**	1.9	-14%
Tax assets and other assets	**35.4**	32.7	8%
Tangible and intangible fixed assets	**16.4**	14.9	10%
Total	**902.8**	838.8	8%

Liabilities (in billions of euros)	30/06/2006	31/12/2005	% change
Due to central banks	**5.1**	2.8	85%
Financial liabilities at fair value through profit or loss	**291.4**	277.2*	5%
Hedging derivatives	**3.1**	2.2	45%
Due to banks	**125.6**	113.2	11%
Customer deposits	**235.9**	222.5	6%
Securitized debt payables	**98.1**	84.3	16%
Revaluation differences on portfolios hedged against interest rate risk	**0.0**	0.8	-95%
Tax liabilities and other liabilities	**39.9**	34.7	15%
Underwriting reserves of insurance companies	**60.5**	57.8	5%
Provisions	**2.7**	3.0	-12%
Subordinated debt	**11.5**	12.3	-6%
Shareholders' equity	**24.9**	23.8*	5%
Minority interests	**4.1**	4.2	-1%
Total	**902.8**	838.8	8%

** Amounts restated with respect to the balance sheet at 31/12/2005*

Main changes in the consolidated balance sheet since December 31st 2005

At June 30th 2006, the Group's balance sheet amounted to EUR 902.8 billion, up EUR 64.0 billion (+7.6%) on December 31st 2005 (EUR 838.8 billion). The dollar, yen and pound sterling exchange rates had respective impacts of EUR -16.6 billion, EUR -1.4 billion and EUR -0.3 billion on the balance sheet.

The main events affecting the consolidation scope over the first half of 2006 were the acquisition of a 99.75% stake in HVB Splitska Banka and the first-time consolidation of SGB Guinée Equatoriale. These changes added EUR +2.8 billion to the Group's consolidated balance sheet.

Outstanding customer loans at June 30th 2006, including securities purchased under resale agreements, stood at EUR 245.1 billion, compared with EUR 227.2 billion at December 31st 2005 (up EUR 17.9 billion or +7.9%). This figure incorporates a EUR -2.8 billion impact from the dollar exchange rate and a EUR +2 billion impact from changes in the consolidation scope (HVB Splitska Banka).

This growth in outstanding loans was driven by:
A rise in housing loans (EUR +6.1 billion) due to the strength of the property market;
Growth in short-term loans (EUR +6.6 billion), which can be primarily attributed to a rise in loans to business customers (EUR +4.2 billion).

Outstanding customer deposits, including securities sold under repurchase agreements, stood at EUR 235.9 billion at June 30th 2006, up EUR 13.3 billion (+6%) on December 31st 2005, including a dollar impact of EUR -3.7 billion and a scope effect of EUR +1.4 billion (HVB Splitska Banka).
This change also reflects a rise in sight deposits (EUR +15.6 billion), and notably in the sight deposits of financial customers.

Amounts due from banks totalled EUR 62.4 billion at June 30th 2006, representing a rise of EUR 8.9 billion in relation to December 31st 2005. This was mainly due to a EUR 5.1 billion increase in the balance of Société Générale's ordinary current accounts and a EUR 3.1 billion increase in the amount of securities purchased under resale agreements.

Debts to banks increased by EUR 12.4 billion, taking into account a EUR -3.6 billion impact from the dollar exchange rate. The rise is primarily attributable to an increase in bank sight deposits (EUR +7.9 billion) and in the amount of securities sold under repurchase agreements (EUR +5.5 billion).

Securitised debt payables increased from EUR 84.3 billion at December 31st 2005 to EUR 98.0 billion at June 30th 2006, a rise of EUR 13.7 billion or +16.3%. This mainly reflects a sharp increase in the net volume of debt securities issued by the Group (EUR 13.2 billion).

Financial assets at fair value through profit or loss (EUR 431.7 billion at June 30th 2006) increased by EUR 29.1 billion in relation to December 31st 2005, taking into account a EUR -10.2 billion impact from the dollar. This change is attributable to the increase in the value of the trading portfolio (EUR +28.9 billion, including EUR +13.4 billion for the equity portfolio, EUR +9.6 billion for securities purchased under resale agreements and EUR +4.7 billion for the portfolio of treasury notes). It also takes into account a reduction of EUR 2.6 billion in the value of trading derivatives, linked primarily to declines in the fair

value of interest rate swaps (EUR -5.4 billion) and commodity futures and options (EUR -2.3 billion), which were partially offset by a EUR 5.4 billion increase in equity and index option premiums.

Financial liabilities at fair value through profit or loss (EUR 291.4 billion at June 30th 2006) were up EUR 14.2 billion in relation to December 31st 2005, taking into account a EUR -4.8 billion impact from the dollar. This change is attributable to the increase in the value of the trading liabilities (EUR +15.5 billion, including EUR +1.8 billion for issued securities, EUR +3.8 billion for securities sold under repurchase agreements and EUR +10.1 billion for debt securities). It also takes into account a reduction of EUR 3.4 billion in the value of trading derivatives, mainly linked to declines in the fair value of interest rate swaps (EUR -5.1 billion) and commodity futures and options (EUR -3.1 billion), which were partially offset by a EUR 3.6 billion rise in equity and index option premiums.

Group shareholders' equity amounted to EUR 24.9 billion at June 30th 2006 compared with EUR 23.8 billion at December 31st 2005. This change mainly incorporates the following:

- Net income for H1 06: EUR +2.8 billion
- The change in treasury stock: EUR +0.6 billion
- The dividend payout for 2005: EUR -2.0 billion
- The change in unrealised capital gains or losses: EUR -0.1 billion
- The variation in translation differences: EUR -0.3 billion.

In the accounts for June 30th 2006, the Group also reclassified under shareholders' equity two undated subordinated notes previously booked as debt (due to the existence of discretionary clauses relating to the interest payments on these notes, and the absence of early redemption clauses or associated step-up clauses). The reclassification was applied retrospectively to shareholders' equity at January 1st 2005, with an impact of EUR 252 million. It had no material impact on results for H1 06.

Including **minority interests** (EUR 4.1 billion), overall consolidated shareholders' equity amounted to EUR 29.1 billion at June 30th 2006.

This gave the Group a B.I.S. ratio of 10.74% at June 30th 2006. Tier-one capital represented 7.29% of risk-weighted assets (EUR 272.9 billion), underlining the Group's solid financial position.

Over the first six months of the year, the Group purchased a total of 1.3 million own shares as part of its share buyback policy. At June 30th 2006, Société Générale held 19.1 million treasury shares, excluding those held for trading purposes (i.e. 4.4% of capital).

Group debt policy

The Société Générale Group's debt policy is designed to cover its financing requirements and at the same time meet two main objectives: on the one hand, the Group actively seeks to diversify its sources of funding in order to provide a greater degree of stability - at June 30th 2006, EUR 296.3 billion of its funding requirements were met through customer deposits and the underwriting reserves of insurance companies (i.e. 33% of Group liabilities), EUR 125.6 billion through bank debt (14% of Group liabilities) and EUR 98 billion through debt securities (11% of Group liabilities). The balance was met through the refinancing of securities portfolios, shareholders' equity, subordinated debt securities, and other financial reserves and provisions. On the other hand, the Group

manages the maturity and currency composition of its debt with a view to minimising its exposure to currency and mismatch risk.

The Group is rated Aa2 by Moody's and AA-; outlook positive by S&P. On May 12th 2006, Fitch raised the Group's rating from AA- to AA; outlook stable in recognition of the improvement in the Group's financial performance these past three years, and its ability to deliver steady, consistent growth while maintaining strong financial ratios. Société Générale is one of the highest-rated groups in its sector.

8.1.2. Group consolidated results

In millions of euros	H1 06	H1 05	Change	
Net banking income	11,484	9,204	+24.8%	+22.3%*
Operating expenses	(6,901)	(5,882)	+17.3%	+15.2%*
Gross operating income	**4,583**	**3,322**	**+38.0%**	**+34.7%***
Net allocation to provisions	(314)	(188)	+67.0%	+60.3%*
Operating income	**4,269**	**3,134**	**+36.2%**	**+33.3%***
Net income from companies accounted for by the equity method	13	13	NM	
Net income from other assets	38	165	-77.0%	
Impairment losses on goodwill	0	(13)	NM	
Income tax	(1,254)	(873)	+43.6%	
Net income before minority interests	3,066	2,426	+26.4%	
Minority interests	(275)	(243)	+13.2%	
Net income	**2,791**	**2,183**	**+27.9%**	**+22.7%***
Cost/income ratio	60.1%	63.9%		
Average allocated capital	19,891	16,740	+18.8%	
ROE after tax	**27.9%**	**25.9%**		

** When adjusted for changes in Group structure and at constant exchange rates*

The first half of 2006 was marked by a stock market correction in mid-May, notably in emerging markets, and a strong increase in volatility. Nevertheless, although mixed, the financial and economic environment remained favourable overall for the Group's businesses: economic activity in the US and Europe was robust and European long rates increased. The fluctuating dollar, higher oil prices and strong volatility in the equity markets only partially weighed on the Group's business. At the same time, the credit risk environment remained highly favourable over the period.

Against this backdrop, the Group reported very good performances over the first half, posting gross operating income of EUR 4,583 million, up 34.7%* on H1 05, and net income of EUR 2,791 million, up by a substantial 27.9%.

Net banking income

Net banking income for the first half came out at EUR 11,484 million, 22.3%* ahead of H1 05 (+24.8% in absolute terms), fuelled by strong organic growth in business activity. The Group's growth drivers (Retail Banking outside France, Financial Services, Global Investment Management and Services) saw marked increases in revenues. The French Networks and Corporate and Investment Banking also delivered notable performances.

Operating expenses

Operating expenses grew at a much slower pace than revenues (+15.2%* versus H1 05) through a combination of increased investment in organic growth and tight cost control.

The Group continued to make improvements in its operating efficiency, reducing its cost/income ratio to a very low level of 60.1% for H1 06, as against 63.9% in H1 05.

Operating income

Gross operating income rose sharply in the first half to EUR 4,583 million, an increase of 34.7%* in relation to H1 05.

For the fifth consecutive half-year period, the Group's cost of risk was very low (22 bp of risk-weighted assets), reflecting the favourable credit environment, but also a number of specific internal factors: the diversification of the business-mix, improvements in risk management techniques and hedging of high-risk exposure. For the fourth consecutive half-year, the Corporate and Investment Banking arm made a net provision reversal, in the amount of EUR 54 million.

Overall, operating income for the first half amounted to EUR 4,269 million, representing a strong 33.3%* rise on the previous year (+36.2% in absolute terms).

Net income

After deducting tax (effective tax rate for the period: 29.1%) and minority interests, Group net income amounted to EUR 2,791 million, a rise of 27.9% on H1 05. After-tax ROE[1] was very high at 27.9%, compared with 25.9% for H1 05.

Earnings per share stood at EUR 6.76 for the first half (+26.1% vs. H1 05).

[1] Group ROE is calculated on the basis of average Group shareholders' equity under IFRS excluding (i) unrealised or deferred capital gains or losses booked directly under shareholders' equity, (ii) deeply subordinated notes, (iii) the two undated subordinated notes recognised as shareholders' equity, and deducting (iv) interest to be paid to holders of deeply subordinated notes and of the two undated subordinated notes. The net income used to calculate ROE excludes interest, net of tax impact, to be paid to holders of deeply subordinated notes and, as of Q2 06, to the holders of the two undated subordinated notes (i.e. EUR 18 million in H1 06 and EUR 11 million in H1 05).

8.1.3. Summary of results and profitability by core business

In millions of euros	Retail Banking & Financial Services		Global Investment Management & Services		Corporate & Investment Banking		Corporate Centre		Group	
	H1 06	H1 05	H1 06	H1 05	H1 06	H1 05	H1 06	H1 05	H1 06	H1 05
Net banking income	5,892	5,124	1,544	1,210	3,789	2,783	259	87	11,484	9,204
Operating expenses	(3,618)	(3,355)	(1,075)	(850)	(2,129)	(1,627)	(79)	(50)	(6,901)	(5,882)
Gross operating income	**2,274**	**1,769**	**469**	**360**	**1,660**	**1,156**	**180**	**37**	**4,583**	**3,322**
Net allocation to provisions	(359)	(277)	(4)	(1)	54	69	(5)	21	(314)	(188)
Operating income	**1,915**	**1,492**	**465**	**359**	**1,714**	**1,225**	**175**	**58**	**4,269**	**3,134**
Net income from companies accounted for by the equity method	4	3	0	0	12	10	(3)	0	13	13
Net income from other assets	10	7	0	0	24	0	4	158	38	165
Impairment losses on goodwill	0	0	0	0	0	(13)	0	0	0	(13)
Income tax	(623)	(498)	(144)	(112)	(512)	(372)	25	109	(1,254)	(873)
Net income before minority interests	1,306	1,004	321	247	1,238	850	201	325	3,066	2,426
Minority interests	(148)	(126)	(9)	(3)	(6)	(6)	(112)	(108)	(275)	(243)
Net income	**1,158**	**878**	**312**	**244**	**1,232**	**844**	**89**	**217**	**2,791**	**2,183**
Cost/income ratio	61.4%	65.5%	69.6%	70.2%	56.2%	58.5%	30.5%	57.5%	60.1%	63.9%
Average allocated capital	9,943	8,533	1,057	879	4,808	3,831	4,083*	3,497*	19,891	16,740
ROE after tax	**23.3%**	**20.6%**	**59.0%**	**55.5%**	**51.2%**	**44.1%**	**NM**	**NM**	**27.9%**	**25.9%**

** Calculated as the difference between total Group capital and capital allocated to the core businesses*

Retail Banking and Financial Services

In millions of euros	H1 06	H1 05	Change	
Net banking income	5,892	5,124	+15.0%	+12.3%*
Operating expenses	(3,618)	(3,355)	+7.8%	+5.5%*
Gross operating income	**2,274**	**1,769**	**+28.5%**	**+25.1%***
Net allocation to provisions	(359)	(277)	+29.6%	+21.8%*
Operating income	**1,915**	**1,492**	**+28.4%**	**+25.7%***
Net income from companies accounted for by the equity method	4	3	+33.3%	
Net income from other assets	10	7	+42.9%	
Income tax	(623)	(498)	+25.1%	
Net income before minority interests	1,306	1,004	+30.1%	
Minority interests	(148)	(126)	+17.5%	
Net income	**1,158**	**878**	**+31.9%**	**+29.9%***
Cost/income ratio	61.4%	65.5%		
Average allocated capital	9,943	8,533	+16.5%	
ROE after tax	**23.3%**	**20.6%**		

** When adjusted for changes in Group structure and at constant exchange rates*

French Networks

In millions of euros	H1 06	H1 05	Change
Net banking income	3,363	3,006	+11.9% (a)
Operating expenses	(2,179)	(2,120)	+2.8%
Gross operating income	**1,184**	**886**	**+33.6%**
Net allocation to provisions	(132)	(135)	-2.2%
Operating income	**1,052**	**751**	**+40.1%**
Net income from companies accounted for by the equity method	1	1	NM
Net income from other assets	2	1	NM
Income tax	(358)	(264)	+35.6%
Net income before minority interests	697	489	+42.5%
Minority interests	(27)	(23)	+17.4%
Net income	**670**	**466**	**+43.8%**
Cost/income ratio	64.8%	70.5%	
Average allocated capital	5,570	4,934	+12.9%
ROE after tax	**24.1%**	**18.9%**	

(a) +7.3% excluding impact of changes in PEL/CEL provisions

Over the first six months of the year, the French retail banking environment was marked by three main factors:

- a confirmation of the rise in interest rates after they reached an historical low in September 2005;
- an abrupt halt to the bullish equity market performances in mid-May, after several months of strong gains;
- an increase in the taxation of housing savings accounts, prompting customers to shift their assets to other savings vehicles, notably life insurance policies;
- continued growth in the market for residential property loans, although at a more hesitant pace.

Despite the fiercely competitive market, the Société Générale and Crédit du Nord networks delivered dynamic commercial performances, in line with previous half-year periods, and reported increases both in the customer base and the number of products per customer.

The number of personal current accounts increased by 3.3% year-on-year (+191,300 on a net basis over one year). In May, total personal current accounts at the Société Générale Network exceeded the five million mark. Housing loan issuance totalled EUR 8.9 billion (+14.7% on H1 05). Life insurance premiums were boosted by the transfer of funds hitherto invested in older generations of housing savings agreements (PEL/CEL); the increase in premiums (+35% on H1 05, at EUR 5.9 billion) was above the market average.

In June, the Société Générale Network successfully launched a new day-to-day banking offer for business customers, Jazz Pro, which combines simplicity and flexibility. Outstanding investment loans increased by a substantial 13.6% on H1 05.

From a financial perspective, the two networks[2] posted a sharp increase in consolidated net banking income for the first half (+11.9% on H1 05) generating a combined total of EUR 3,363 million. IAS 32 & 39 are continuing to make net interest income artificially volatile; if NBI is adjusted for changes in PEL/CEL provisions to give a more accurate reflection of underlying performance (provision reversal of EUR 108 million in H1 06 and a net allocation of EUR 27 million in H1 05), the increase comes out at 7.3% between H1 05 and H1 06.

Excluding the impact of PEL/CEL provisions, net interest income was up +5.7% on H1 05 (+13.8% including the impact of PEL/CEL provisions). This progression is the result of a combination of both favourable and unfavourable factors. The positive volume effect due to the rapid increase in average outstanding sight deposits (+9.5%) and average outstanding loans (+12.9%) contributed to the rise. Similarly, market rate increases are slowing the erosion of the average rate of interest on interest-earning assets witnessed in recent years. However, this is simultaneously squeezing lending margins, as customer lending terms are being adjusted with ever increasing delays due to the growing competition in the market.

Fee and commission income rose 9.5% on H1 05. This performance was mainly attributable to growth in financial commissions (+21.1%), due in particular to life insurance premiums, and in spite of the stock market correction. Growth in service commissions was slower (+5.3%). The dynamic business momentum is still being counter-balanced by a

---

[2] The revenue of the Société Générale Network does not include that of the Private Banking business in France, which is booked under the Global Investment Management & Services division.

modest price effect, as both networks are keeping a close eye on their price competitiveness, as highlighted in the specialist press at the start of April[3].

The increase in operating expenses remained very modest (+2.8% on H1 05), well below the increase in revenues.

The division's cost/income ratio for the period thus came out at 66.9%, down from 69.9% a year earlier (excluding the impact of PEL/CEL provisions).

The net cost of risk remained low at 26 bp of risk-weighted assets, versus 28 bp in H1 05. This low level reflects the quality of the customer base in a continued favourable lending environment.

Net income for the first six months of the year amounted to EUR 670 million, up 43.8% on H1 05. Group ROE after tax stood at 24.1% (21.5% excluding the impact of PEL/CEL provisions) versus 18.9% (19.6% excluding the impact of PEL/CEL provisions) for the same period last year.

Retail Banking outside France

In millions of euros	H1 06	H1 05	Change	
Net banking income	1,310	1,113	+17.7%	+13.1%*
Operating expenses	(773)	(668)	+15.7%	+12.8%*
Gross operating income	**537**	**445**	**+20.7%**	**+13.6%***
Net allocation to provisions	(101)	(55)	+83.6%	+83.3%*
Operating income	**436**	**390**	**+11.8%**	**+4.1%***
Net income from companies accounted for by the equity method	5	2	NM	
Net income from other assets	8	6	+33.3%	
Income tax	(116)	(111)	+4.5%	
Net income before minority interests	333	287	+16.0%	
Minority interests	(114)	(97)	+17.5%	
Net income	**219**	**190**	**+15.3%**	**+7.0%***
Cost/income ratio	59.0%	60.0%		
Average allocated capital	1,134	897	+26.4%	
ROE after tax	**38.6%**	**42.4%**		

** When adjusted for changes in Group structure and at constant exchange rates*

Retail Banking outside France is one of the Group's main growth drivers.

In the first half, the division maintained its strong business momentum: the number of individual customers has risen by 587,000 since end-June 2005, representing a 10.7% increase over one year at constant structure. Outstanding customer deposits and loans have also grown by 9.7%* and 38.6%* respectively in the individual customer market and by 19.0%* and 20.1%* in the business customer market.

The division is continuing its strategy of strong organic growth, and has opened a net total of more than 300 branches since end-June last year (at constant structure), primarily in

[3] Source: *Le Particulier*, April 2006, which gave the following appraisal of Société Générale "The cheapest of the traditional banks – complete on-line banking service, free of charge".

Romania, the Czech Republic and Serbia. It has also increased its headcount by 2,940 (executives and technicians) year-on-year, at constant structure, with the majority of these hirings on the sales side. Overall, at end-June 2006, Retail Banking outside France had approximately 32,800 staff and over 2,000 branches.

Over the first half, the Group also continued to build up its international banking networks through acquisitions:

- On June 30th, it completed the acquisition of Splitska Banka[4], Croatia's fourth largest retail banking network with 112 branches, over 460,000 individual customers and 2,000 business customers. This universal bank has a strong presence on the rapidly developing Dalmatian coast. The transaction should cement the Group's position as one of the leading players in South-East Europe.
- The Group acquired a 10% stake in Rosbank, Russia's second largest retail banking network with close to 800 branches. Rosbank is notably present in high-growth areas such as the Urals, Siberia, the Far East and Moscow. In addition, the Group is currently in negotiations with Rosbank's majority shareholder, Interros, to develop an industrial and commercial partnership which will support the Russian retail bank's future growth, and this partnership would lead Société Générale to increase its stake in Rosbank from 10% to 20%.

The international networks' contribution to Group results is increasing steadily: net banking income for the first half was up 13.1%* on H1 05[5] (+17.7% in absolute terms).

Operating expenses increased by 12.8%* in H1 06, reflecting continued investments in growth and productivity: excluding development costs, this increase would have been limited to 7.0%*.

Gross operating income thus rose by 13.6%* in H1 06 and the cost/income ratio for the quarter came out at 59.0%.

The net allocation to provisions amounted to EUR 101 million for the period (i.e. 62 bp of risk-weighted assets).

The division's first half net income was up 15.3% versus H1 05.

ROE after tax stood at a high 38.6% for the first six months.

---

[4] Consolidated in the Group's balance sheet on June 30th 2006 but no impact on the consolidated income statement.

[5] Structure effects: integration of DeltaCredit (Russia) and SGBGE (Equatorial Guinea) in H1 06. SGBL (Lebanon) was consolidated using the equity method in H1 06 (previously fully consolidated). Integration of MIBank (Egypt) and Essox (Czech Republic) in H2 05.

Financial Services

In millions of euros	H1 06	H1 05	Change	
Net banking income	1,219	1,005	+21.3%	+12.5%*
Operating expenses	(666)	(567)	+17.5%	+7.2%*
Gross operating income	**553**	**438**	**+26.3%**	**+19.5%***
Net allocation to provisions	(126)	(87)	+44.8%	+20.8%*
Operating income	**427**	**351**	**+21.7%**	**+19.2%***
Net income from companies accounted for by the equity method	(2)	0	NM	
Net income from other assets	0	0	NM	
Income tax	(149)	(123)	+21.1%	
Net income before minority interests	276	228	+21.1%	
Minority interests	(7)	(6)	+16.7%	
Net income	**269**	**222**	**+21.2%**	**+19.9%***
Cost/income ratio	54.6%	56.4%		
Average allocated capital	3,239	2,703	+19.9%	
ROE after tax	**16.6%**	**16.4%**		

** When adjusted for changes in Group structure and at constant exchange rates*

The Financial Services division comprises two main businesses: Specialised Financing and Life Insurance.

Alongside Retail Banking outside France, Specialised Financing is one of the Group's main development priorities. It comprises four business lines: consumer credit in the individual customer segment and, in the business customer segment, vendor and equipment finance, operational vehicle leasing and fleet management and IT asset leasing and management.

The division's acquisitions outside France and the associated investments in organic growth these past years are continuing to have a positive impact on revenue growth. However, revenue growth was held back by two factors over the first six months of the year: firstly, the increase in refinancing rates, which is not immediately passed on to customers and, secondly, the progressive convergence of the high margins initially seen in maturing markets with the levels normally observed in more mature markets. In the first half of 2006, 71% of NBI[6] came from outside France (versus 67% in H1 05); 51% of these revenues came from consumer credit, and 49% from business finance and services. The expansion projects announced since the start of 2006, concentrated primarily in Central and Eastern Europe and in certain Asian countries, will further boost the weighting of the division's international operations in its revenue-mix.

In the consumer credit business, new lending for the first half was up 15.6%* on H1 05. This incorporates an 11.6%* increase on H1 05 in France[7] and a 20.2%* increase outside France, with notable performances in Russia and Morocco. Outstanding loans were up 16.7%* year-on-year.

---

6 Excluding life insurance and banking services

7 Excluding loan issuance by the French Networks.

The division continued its expansion strategy over the period with:

- a number of transactions which complete the Group's platform in Central and Eastern Europe: the completion of the acquisitions of SKT Bank, which will speed up expansion of business in Russia, of Oster Lizing in Hungary and of Chrofin in Greece (specialised in the provision of car loans via dealerships and in operational vehicle leasing); and the announcement of the launch of CrediBul in Bulgaria.
- the acquisition of Banco Pecunia in Brazil.
- the announcement of the launch of CrediAgora in Portugal.
- the announcement of the acquisition of Apeejay Finance in India, in partnership with the Burman family, which will give the Group a foothold in the rapidly growing Indian consumer credit market.

SG Consumer Finance now has a network of subsidiaries spanning 16 countries.

SG Equipment Finance, the European leader in vendor and equipment finance, saw a 14.0%* rise in new financing (excluding factoring) versus H1 05. Business momentum benefited from sustained expansion outside France (+15.6%*, excluding factoring). High Tech and transport were the best performing sectors.

In operational vehicle leasing and fleet management, ALD Automotive continued to expand its fleet under management at a rapid pace (+10.9% year-on-year at constant structure), reaching a total of around 627,000 vehicles at end-June 2006. ALD Automotive has the second largest fleet under management in Europe. In H1 06, ALD Automotive announced it had signed an agreement to acquire Chrofin in Greece, and raised its stake in the Ukrainian company, First Lease, to 100%. The first half also saw the signature of a partnership agreement in the Netherlands with Renault CI Financial Services, which should lead to the taking over of the management of Renault CI's existing fleet of 7,800 vehicles.

Overall revenues in Specialised Financing rose 10.3%* in the first half in relation to H1 05. Operating expenses rose by 9.1%* for the period (+22.2% in absolute terms), reflecting ongoing investments to boost growth and productivity.

The increase in the net allocation to provisions was to a large extent due to the integration and development of new activities, especially consumer credit in emerging countries. ROE after tax was 17.1% for the first half.

The Life Insurance business was largely buoyed by the performances of the Société Générale Network and its other distribution channels. Gross premiums climbed 40.6%* on H1 05, with unit-linked policies attracting 29.7% of new money. Total revenues for the first half were up 18.9%* on the same period last year.

Overall, operating income for the Financial Services division increased 19.2%* on H1 05. ROE after tax stood at 16.6%, versus 16.4% in H1 05.

Global Investment Management and Services

In millions of euros	H1 06	H1 05	Change	
Net banking income	1,544	1,210	+27.6%	+24.0%*
Operating expenses	(1,075)	(850)	+26.5%	+22.2%*
Gross operating income	**469**	**360**	**+30.3%**	**+28.5%***
Net allocation to provisions	(4)	(1)	NM	NM
Operating income	**465**	**359**	**+29.5%**	**+27.7%***
Net income from other assets	0	0	NM	
Income tax	(144)	(112)	+28.6%	
Net income before minority interests	321	247	+30.0%	
Minority interests	(9)	(3)	NM	
Net income	**312**	**244**	**+27.9%**	**+25.8%***
Cost/income ratio	69.6%	70.2%		
Average allocated capital	1,057	879	+20.3%	

** When adjusted for changes in Group structure and at constant exchange rates*

Global Investment Management and Services comprises asset management (Société Générale Asset Management), private banking (SG Private Banking), Société Générale Securities Services (SG SS) and online savings (Boursorama).

The Global Investment Management and Services arm is one of the Group's main development priorities and saw extremely dynamic organic growth in all its business lines over the first six months of the year. Overall net inflows for Société Générale Asset Management (SG AM) and SG Private Banking amounted to a high EUR 25.7 billion for H1 06, representing an annualised rate of inflows of 13%. Outstanding assets under management stood at EUR 397 billion[8] at end-June 2006. Taking into account the assets managed by Lyxor AM[9] (EUR 53 billion at end-June 2006), total assets under management for the Société Générale Group stood at EUR 450 billion at the end of the first half. Assets under custody for institutional investors increased 18.9% year-on-year to stand at EUR 1,516 billion[10] at end-June 2006.

The business's first half financial performances showed substantial improvements on all fronts: operating income grew by 27.7%* on H1 05 (+29.5% in absolute terms), while the C/I ratio fell to 69.6% (versus 70.2% in H1 05). Net income amounted to EUR 312 million, up by 27.9%.

8 This figure does not include some EUR 105bn of assets held by customers of the French Networks (investable assets exceeding EUR 150,000)

9 Whose results are consolidated in the Equity & Advisory business line.

10 This amount does not include the securities business acquired from Unicredit, which will be consolidated in Q3 06.

Asset Management

In millions of euros	H1 06	H1 05	Change	
Net banking income	638	528	+20.8%	+18.4%*
Operating expenses	(389)	(317)	+22.7%	+20.1%*
Gross operating income	**249**	**211**	**+18.0%**	**+15.9%***
Net allocation to provisions	0	0	NM	NM
Operating income	**249**	**211**	**+18.0%**	**+15.9%***
Net income from other assets	0	0	NM	
Income tax	(85)	(72)	+18.1%	
Net income before minority interests	164	139	+18.0%	
Minority interests	(4)	(2)	NM	
Net income	**160**	**137**	**+16.8%**	**+14.4%***
Cost/income ratio	61.0%	60.0%		
Average allocated capital	295	311	-5.0%	

* *When adjusted for changes in Group structure and at constant exchange rates*

Through its capacity for innovation, which is widely recognised by the market, Société Générale Asset Management (SG AM) has developed a comprehensive range of highly effective products. In March 2006, SG AM Alternative Investments was voted "Institutional Firm of the Year 2005" by *InvestHedge.*

On the back of this offering, SG AM delivered a strong commercial performance over the first half of 2006, with net inflows of EUR 21.3 billion, representing 13% of assets under management on an annualised basis. The performance in H1 06 was in particular attributable to strong inflows into alternative investment products[11], which accounted for 44% of total inflows for the period. At the end of June 2006, SG AM managed total assets of EUR 334 billion, up from EUR 298 billion one year earlier, despite the unfavourable price and exchange rate effects which have been felt since the beginning of the year (EUR -5.1 billion and EUR -9.0 billion respectively).. This reasserts the Group's position as the fourth largest bank-owned asset manager in the euro zone.

Net banking income for the first half was up sharply by 18.4%* on H1 05.

The increase in operating expenses (+20.1%* on H1 05) was largely attributable to higher performance-linked pay and ongoing investments to secure future growth.

As a result, gross operating income for the period rose by 15.9%* on H1 05.

[11] Alternative investment covers hedge, private equity and real estate funds, as well as active structured asset management (including dynamic money market funds) and index-fund management.

Private Banking

In millions of euros	H1 06	H1 05	Change	
Net banking income	328	256	+28.1%	+27.6%*
Operating expenses	(208)	(176)	+18.2%	+18.2%*
Gross operating income	**120**	**80**	**+50.0%**	**+48.1%***
Net allocation to provisions	(2)	0	NM	NM
Operating income	**118**	**80**	**+47.5%**	**+45.7%***
Net income from other assets	0	0	NM	
Income tax	(28)	(18)	+55.6%	
Net income before minority interests	90	62	+45.2%	
Minority interests	0	0	NM	
Net income	**90**	**62**	**+45.2%**	**+42.9%***
Cost/income ratio	63.4%	68.8%		
Average allocated capital	396	311	+27.3%	

** When adjusted for changes in Group structure and at constant exchange rates*

SG Private Banking continued its rapid expansion over the first half of the year. Net inflows totalled EUR 4.4 billion for the period, or 15% of assets under management on an annualised basis, with all platforms contributing to this excellent performance. Total assets under management amounted to EUR 63 billion at end-June 2006, compared with EUR 55 billion a year earlier.

The division saw a 27.6%* rise in net banking income on H1 05. Gross margins remained at a high level over the period, in excess of 100 basis points.

Operating expenses increased at a much slower pace than revenues, rising 18.2%* on H1 05.

As a result, gross operating income for the first six months was 48.1%* higher than in H1 05. Similarly, the cost/income ratio improved significantly to 63.4% in H1 06 versus 68.8% in H1 05.

Société Générale Securities Services and Online Savings

In millions of euros	H1 06	H1 05	Change	
Net banking income	578	426	+35.7%	+28.9%*
Operating expenses	(478)	(357)	+33.9%	+25.9%*
Gross operating income	**100**	**69**	**+44.9%**	**+44.3%***
Net allocation to provisions	(2)	(1)	NM	NM
Operating income	**98**	**68**	**+44.1%**	**+43.5%***
Net income from other assets	0	0	NM	
Income tax	(31)	(22)	+40.9%	
Net income before minority interests	67	46	+45.7%	
Minority interests	(5)	(1)	NM	
Net income	**62**	**45**	**+37.8%**	**+37.0%***
Cost/income ratio	82.7%	83.8%		
Average allocated capital	366	257	+42.4%	

** When adjusted for changes in Group structure and at constant exchange rates*

In a mixed market environment, SG SS delivered strong growth in business volumes.

FIMAT confirmed its excellent positioning, strengthening its share of the global market[12] (5.9% in execution and clearing of listed derivatives for the first half, versus 5.0% in H1 05). Trading volumes also rose significantly (+38% on H1 05). FIMAT received awards for best execution in futures and options, equities and forex from Albourne Village, one of the leading internet portals for the Alternative Investment industry. The company also announced the acquisition of the broker Cube Financial, which strengthens its clearing and execution capabilities on the London futures and options markets.

The Global Custodian subdivision saw assets under custody rise 18.9% year-on-year to EUR 1,516 billion at end-June 2006, excluding the securities services business acquired from Unicredit.

Boursorama strengthened its position as a major player in online brokerage and online banking in Europe. At constant structure, order executions for the first half were up sharply by 51.2% on H1 05, and outstanding online savings increased 53.1% between end-June 2005 and end-June 2006. In the first half, Boursorama also completed the acquisition of CaixaBank France, which was announced at the beginning of the year.

SG SS and Boursorama recorded a 28.9%* increase in net banking income compared with H1 05. Operating expenses were up 25.9%* on H1 05, reflecting business expansion over the period and the investment policy focused on building up the European custody and administration platform.

Gross operating income for the first half increased by 44.3%* on H1 05.

[12] Of the main markets of which FIMAT is a member. Excluding Cube Financial, which will be integrated in Q3 06.

Corporate and Investment Banking

In millions of euros	H1 06	H1 05	Change	
Net banking income	3,789	2,783	+36.1%	+34.8%*
Operating expenses	(2,129)	(1,627)	+30.9%	+29.4%*
Gross operating income	**1,660**	**1,156**	**+43.6%**	**+42.4%***
Net allocation to provisions	54	69	-21.7%	-23.9%*
Operating income	**1,714**	**1,225**	**+39.9%**	**+38.6%***
Net income from companies accounted for by the equity method	12	10	+20.0%	
Net income from other assets	24	0	NM	
Impairment losses on goodwill	0	(13)	NM	
Income tax	(512)	(372)	+37.6%	
Net income before minority interests	1,238	850	+45.6%	
Minority interests	(6)	(6)	NM	
Net income	**1,232**	**844**	**+46.0%**	**+44.6%***
Cost/income ratio	56.2%	58.5%		
Average allocated capital	4,808	3,831	+25.5%	
ROE after tax	**51.2%**	**44.1%**		

** When adjusted for changes in Group structure and at constant exchange rates*

Despite a mixed market backdrop, Corporate and Investment Banking produced an excellent performance in the first half, growing revenues by a substantial 34.8%* in relation to H1 05. Client-driven activity was outstanding, resulting in a sharp 21.5% increase in revenues on H1 05, while proprietary trading activities also made a strong contribution.

These results were achieved through gradual and selective allocation of human resources and capital, combined with a stringent risk management policy, particularly regarding market risk: the average VaR remained moderate at EUR 21.1 million for the first half, versus EUR 22.1 million in H1 05.

Corporate Banking and Fixed Income

In millions of euros	H1 06	H1 05	Change	
Net banking income	1,784	1,400	+27.4%	+26.0%*
Operating expenses	(1,068)	(870)	+22.8%	+21.2%*
Gross operating income	**716**	**530**	**+35.1%**	**+33.8%***
Net allocation to provisions	52	52	+0.0%	-1.9%*
Operating income	**768**	**582**	**+32.0%**	**+30.6%***
Net income from companies accounted for by the equity method	8	10	-20.0%	
Net income from other assets	24	0	NM	
Impairment losses on goodwill	0	0	NM	
Income tax	(225)	(137)	+64.2%	
Net income before minority interests	575	455	+26.4%	
Minority interests	(5)	(6)	-16.7%	
Net income	**570**	**449**	**+26.9%**	**+25.6%***
Cost/income ratio	59.9%	62.1%		
Average allocated capital	4,251	3,446	+23.4%	
ROE after tax	**26.8%**	**26.1%**		

** When adjusted for changes in Group structure and at constant exchange rates*

Corporate Banking and Fixed Income saw a 26.0%* rise in revenues compared with H1 05. In a buoyant environment, results in commodity derivatives were excellent and the structured finance business made a very strong contribution. Corporate Banking and Fixed Income continued to develop its franchises: Trade Finance Magazine named Société Générale "Best Commodity Bank" for the first time and "Best Structured Commodity Bank" for the fourth year running. In the first half, IFR magazine ranked the Group as the number two bookrunner of corporate euro bond issues and the number three bookrunner of euro bond issues by financial institutions.

Equity and Advisory

In millions of euros	H1 06	H1 05	Change	
Net banking income	2,005	1,383	+45.0%	+43.7%*
Operating expenses	(1,061)	(757)	+40.2%	+38.9%*
Gross operating income	**944**	**626**	**+50.8%**	**+49.6%***
Net allocation to provisions	2	17	-88.2%	-88.9%*
Operating income	**946**	**643**	**+47.1%**	**+45.8%***
Net income from companies accounted for by the equity method	4	0	NM	
Net income from other assets	0	0	NM	
Impairment losses on goodwill	0	(13)	NM	
Income tax	(287)	(235)	+22.1%	
Net income before minority interests	663	395	+67.8%	
Minority interests	(1)	0	NM	
Net income	**662**	**395**	**+67.6%**	**+66.3%***
Cost/income ratio	52.9%	54.7%		
Average allocated capital	557	385	+44.9%	
ROE after tax	**237.7%**	**205.5%**		

** When adjusted for changes in Group structure and at constant exchange rates*

The Equity and Advisory business posted a strong first half, with revenues increasing by 43.7%* on H1 05. Client-driven activity in Equity Derivatives was very robust, as was trading activity. The Cash Equity and Advisory business recorded very strong growth. In the latest Thomson Extel survey, the bank once again ranked number one for equity sales and research in France, and moved up to number eight for pan-European equity research, from number 11 in 2005. The equity derivatives business confirmed its position as the world leader: in 2006, SG CIB was named "Equity Derivatives House of the year" by Risk Magazine and "Structurer of the year, North America" by Structured Products magazine. For the second time, Société Générale and Lyxor received two industry awards at the 2006 Albourne Grannies: "Most reasonable Leverage Provider for Investors" and "Best Managed Account Platform".

Operating expenses in Corporate and Investment Banking rose by 29.4%* in relation to H1 05. This mainly reflects higher performance-linked pay due to the increase in NBI and the ongoing policy of tight cost control together with targeted investment in line with its strategy of profitable growth.

The cost/income ratio thus came out at a low of 56.2% for the period, while gross operating income rose sharply by 42.4%* on H1 05.

The credit risk environment remained very favourable, enabling the division to make net provision reversals of EUR 54 million over the first six months. Few new loans required provisioning and the business was able to reverse some of its specific provisions thanks to an improvement in its counterparties' financial positions, or following the sale or repayment of the corresponding loans under the policy of active management of the credit portfolio. During the first half, the division actively continued its policy of using credit derivatives for hedging: the CDO and CDS hedging portfolio increased by EUR 13.6 billion to EUR 22.1 billion at the end of June 2006.

The Corporate and Investment Banking business made a high contribution of EUR 1,232 million to net income, up 46.0% on H1 05.

For the sixth consecutive half-year, the division posted after-tax profitability in excess of 30%: ROE after tax came out at 51.2%, versus 44.1% in H1 05.

Corporate Centre

In millions of euros	H1 06	H1 05
Net banking income	259	87
Operating expenses	(79)	(50)
Gross operating income	**180**	**37**
Net allocation to provisions	(5)	21
Operating income	**175**	**58**
Net income from companies accounted for by the equity method	(3)	0
Net income from other assets	4	158
Impairment losses on goodwill	0	0
Income tax	25	109
Net income before minority interests	201	325
Minority interests	(112)	(108)
Net income	**89**	**217**

The Corporate Centre recorded net income of EUR 89 million for the first half.
Income from the equity portfolio amounted to EUR 207 million for H1 06 (EUR 117 million in H1 05), reflecting the continued reduction in the portfolio. At June 30th 2006, the IFRS net book value of the industrial equity portfolio, excluding unrealised capital gains, stood at EUR 1.0 billion, representing market value of EUR 1.5 billion.
The Group also recognised a one-off charge of EUR 61 million, corresponding to an additional provision for the planned restructuring of its health insurance scheme for current and retired employees. This is intended to cancel out the IAS 19 (employee benefit) obligation hitherto booked for this scheme in the Group's accounts.

8.1.4. Post-closing events

SG Cowen IPO

At the end of 2005, the Group announced its decision to sell its shares in SG Cowen & Co via an initial public offering. In accordance with IFRS 5, this IPO is being treated for accounting purposes as a disposal of a group of assets.
At June 30th 2006, the IPO had not yet been carried out and the corresponding non-current assets and liabilities classified as held-for-sale largely consisted of securities carried at fair value (EUR 213 million of assets, mainly bonds, and EUR 135 million of liabilities).
On July 12th 2006, Société Générale offered its shares in SG Cowen & Co (renamed Cowen) via an IPO. The capital gain/loss on this transaction – which is not significant – will be recognised in the accounts in the third quarter of 2006.

Acquisition of a 75% stake in Apeejay Finance in India

On July 5th 2006; Société Générale announced the acquisition, in partnership with the Burman family, of a 75% stake in the capital of Apeejay Finance. Apeejay Surrendra Group will retain a 25% ownership stake in Apeejay Finance.
The transaction, signed on June 30th, is subject to the approval of the Indian authorities.

Incorporated in 1993, Apeejay Finance specialises in financing an increasing range of products that today include cars, utility vehicles, commercial vehicles, two-wheelers and consumer durables. The company employs 166 people in 9 states. Headquartered in Calcutta, (state of West Bengal, India), Apeejay Finance operates through a network of 18 commercial branches including Indian metropolitan centres Bombay, Bangalore, Calcutta, Chennai and New Delhi. The company is developing its consumer finance activity across India through business partnerships signed with important players in the field of consumer goods retailing and car finance. Apeejay Finance manages around EUR 100 million of outstanding loans.

Launch of a new consumer finance subsidiary in Portugal

On July 10th 2006 Société Générale announced the launch of CrediAgora, a new subsidiary specialised in consumer finance in the Portuguese market.

CrediAgora is located in Sintra, close to Lisbon. It will provide financing solutions tailored to customers' needs through a large range of products in the car financing and retail sectors.

This new from-scratch creation is a further affirmation of Société Générale Group's strategy to develop its consumer finance activities abroad and to reinforce its positions in Europe in this business.

CrediAgora will compliment the Group's Specialised Financial Services set-up in Portugal adding consumer finance to its current offer: Operational Vehicle Leasing and Fleet Management (ALD Automotive).

ALD Automotive sets up a subsidiary in Greece

On July 25th 2006, Société Générale announced the launch of a new subsidiary of ALD Automotive in Greece. The new subsidiary will be called ALD Automotive Hellas and have its headquarters in Athens.

Following Société Générale's purchase of 100% of Chrofin's capital (a company specialising in Consumer Credit and Full Service Vehicle Leasing), the full service leasing business was split off to create ALD Automotive Hellas.

ALD Automotive Hellas will benefit from Chrofin's full service leasing portfolio (4th on the Greek market) in developing its business on a market that has been growing strongly in recent years. Through this operation ALD Automotive Hellas places itself among the top players on the Greek full service leasing market.

ALD Automotive Hellas complements Société Générale's existing set up in Greece in terms of retail banking activities (GENIKI Bank) and in private management and securities custody services, and will contribute to increased synergies with the Group's other activities in the country.

The launch of ALD Automotive Hellas confirms ALD International's confidence in economic development around the Mediterranean basin and its ambition to accompany its international clients all over the world. The creation of ALD Automotive Hellas also complies with the group's strategy of developing specialised financial services in fast growing markets on all 5 continents.

SG Equipment Finance takes over SKT Bank's leasing activities in Russia

On July 26th 2006, Société Générale announced the transfer of SKT Bank's corporate leasing activities (SKT leasing) to SG Equipment Finance, specialist in equipment and vendor finance. The integration of SKT Bank's leasing activities enables SG Equipment Finance to expand its presence in a country which is experiencing strong growth.

This new operation is in line with the global development strategy of SG Equipment Finance and reinforces its international business and geographical coverage, as well as confirming its leading position in Europe in this sector. With this new subsidiary, SG Equipment Finance is now present in 21 countries, of which 19 in Europe.

Société Générale Consumer Finance continues its international expansion and launches activities in Slovakia

On August 24th 2006, Société Générale Consumer Finance announced the launch of Essox, a new subsidiary in Slovakia specialised in consumer finance.

Essox, which is headquartered in Bratislava, will provide a whole range of products tailored to Slovakian customers' needs. These financing solutions will be marketed across Slovakia through both "direct" distribution channels and specialised partners (sales financing).

With the creation of Essox, the geographical coverage of Société Générale Consumer Finance extends to 17 countries. Essox complements the existing set-up of Société

Générale in Eastern and Central Europe: Hungary, the Czech Republic, Romania, Poland, Russia, Ukraine, Bulgaria, Greece, and now Slovakia.

Essox also strengthens Société Générale's presence in Slovakia which includes Komercni Banka Bratislava (commercial banking), ALD Automotive (operational vehicle leasing and fleet management) and SG Equipment Finance (equipment and vendor finance).

8.1.5 Key figures for Société Générale SA

The figures provided below were prepared in accordance with French accounting standards.

At June 30th 2006, Société Générale SA's total balance sheet amounted to EUR 794,897 million. Net banking income for the period ending June 30th 2006 came to EUR 6,404 million and net income to EUR 2,745 million.

8.2 Consolidated financial statements and notes

See appendix 1

8.3 Report of the Statutory Auditors on the consolidated financial statements as at June 30th 2006

DELOITTE et Associés
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex

Commissaire aux Comptes
Membre de la compagnie
régionale de Versailles

ERNST & YOUNG Audit
Faubourg de l'Arche
11, allée de l'Arche
92037 Paris-La Défense Cedex
S.A. au capital de € 3.044.220

Commissaire aux Comptes
Membre de la compagnie
régionale de Versailles

Société Générale, S.A.

Statutory auditors' review report on the first half-year financial information for 2006
(Article L.232-7 of French Company Law (Code de commerce) and article 297-1 of March 23, 1967 decree)

Period from January 1, 2006 to June 30, 2006

This is a free translation into English of the statutory auditor's review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders

In our capacity of statutory auditors and in accordance with the requirements of article L 232-7 of the French Commercial Law (the Code de Commerce), we hereby report to you on:

1 the review of the accompanying condensed half-year consolidated financial statements of Société Générale, for the period January 1 to June 30, 2006,
2 the verification of information contained in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34- standard of the IFRSs as adopted by the European Union applicable to Interim financial information.

In accordance with professional standards applicable in France, we have also verified the information given in the interim half-year financial report commenting the condensed half-year consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

Neuilly-sur-Seine and Courbevoie, August 28, 2006

The statutory auditors,

DELOITTE et Associés	ERNST & YOUNG Audit
José-Luis Garcia	Philippe Peuch-Lestrade

8.4 Second quarter 2006 results

See Appendix 2

IX. LEGAL AND ARBITRATION PROCEEDINGS – LEGAL RISKS (PARAGRAPH 20.8 OF THE EC REGULATION)

The information on pages 120 and 122 of the registration document has been updated as follows:

In July 2004, the European Commission conveyed a *Communication des griefs* (statement of objections) to nine French banks including Société Générale, and to the *Groupement des cartes bancaires.* The statement of objections relates to an alleged secret and anticompetitive agreement on bank payment cards under which the banks, colluding with the *Groupement des cartes bancaires*, supposedly agreed to erect entrance barriers to the French market for the issuance of payment cards in order to preclude competition from new entrants and reduce competition between themselves. In the Commission's view, the alleged agreement would severely limit the scope for lower card prices and technical innovation. Société Générale has responded to these allegations which it considers unjustified. In July 2006, the Commission announced its intention to withdraw its claims against the banks.

By her order of July 20th 2006, an investigating Magistrate has indicted Société Générale (parent company) for "aggravated money laundering" in the so-called "Sentier" case, and summoned its Chairman and three other employees to appear before the Paris criminal court. Charges against four other employees of the Bank under investigation have been withdrawn. This decision goes against the State prosecutor's formal written demand for dismissal of the suit; he had requested that Société Générale and all its executives or employees be cleared on the grounds that there was insufficient evidence against them following an investigation that had lasted over six years. Three other banks and more than 130 individuals, including executives and senior managers, have also been charged to appear in court. The hearings are unlikely to take place before the second half of 2007.
Société Générale maintains that its behaviour cannot be qualified as a "deliberate" omission (which constitutes money-laundering): its practices with regard to cheque verifications have always been similar to those of other French banks, and Société Générale did not have sufficiently detailed knowledge of either the nature and identity of these networks or the origin of the funds to enable it to identify the money-laundering networks or the indicted launderers and take more effective measures than it did.
The issue of banks' obligations with regard to the verification cheques is one which concerns all banking institutions in France, as well as the regulatory authorities. At the request of the French Banking Federation, a new regulation issued by the *Comité de la Réglementation Bancaire et Financière* (Banking and Financial Regulatory Committee) came into force on April 26th 2002, specifying that banks must exercise due diligence with regard to cheques in order to combat money laundering.
Moreover, no civil action for damages has been brought against Société Générale or its employees.

X. SHARE CAPITAL (PARAGRAPH 21.1 OF THE EC REGULATION)

Changes in share capital

Operations carried out	Date of record	Change in number of shares	Total number of shares after operation	Common stock	Change in common stock resulting from operation (%)
Exercise of options in first half 2006	July 10th 2006	412,720	-	-	-
Capital increase through 2006 Company Savings Plan	July 10th 2006	4,044,222	-	-	-
Total		**4,456,942**	**438,745,123**	**548,431,403.75**	**1.03**

At July 10th 2006, Société Générale's paid-up common stock amounted to EUR 548,431,403.75 and comprised 438,745,123 shares with a nominal value of EUR 1.25 per share, all eligible for dividends paid out of income earned from January 1st 2006.

APPENDIX 1:

CONSOLIDATED FINANCIAL STATEMENTS
AS AT JUNE 30TH 2006

CONTENTS

CONSOLIDATED BALANCE SHEET

Assets

(in millions of euros)		IFRS June 30, 2006	IFRS December 31, 2005
Cash, due from central banks		8,403	6,186
Financial assets measured at fair value through profit and loss	Note 3	431,687	402,639 *
Hedging derivatives	Note 4	3,973	3,742
Available for sale financial assets	Note 5	74,339	73,559
Non current assets held for sale	Note 26	485	38
Due from banks	Note 6	62,352	53,451
Customers loans	Note 7	245,117	227,195
Lease financing and similar agreements		23,511	22,363
Revaluation differences on portfolios hedged against interest rate risk		(46)	187
Held to maturity financial assets		1,677	1,940
Tax assets		1,282	1,601
Other assets		33,663	31,054
Investments in subsidiaries and affiliates accounted for by the equity method		103	191
Tangible and intangible fixed assets		11,144	10,459
Goodwill	Note 8	5,107	4,235
Total		**902,797**	**838,840**

* *Amounts adjusted with respect to the financial statements published at December 31, 2005*

Liabilities

(in millions of euros)		IFRS June 30, 2006	IFRS December 31, 2005
Due to central banks		5,132	2,777
Financial liabilities measured at fair value through profit and loss	Note 3	291,384	277,205*
Hedging derivatives	Note 4	3,116	2,153
Non current liabilities held for sale	Note 26	281	-
Due to banks	Note 9	125,596	113,207
Customer deposits	Note 10	235,867	222,544
Securitized debt payables	Note 11	98,050	84,325
Revaluation differences on portfolios hedged against interest rate risk		41	797
Tax liabilities		1,531	1,666
Other liabilities		38,075	33,010
Underwriting reserves of insurance companies	Note 12	60,456	57,828
Provisions	Note 12	2,675	3,037
Subordinated debt		11,524	12,291
Total liabilities		**873,728**	**810,840**
SHAREHOLDERS' EQUITY			
Shareholders' equity, Group share			
Common stock		543	543
Equity instruments and associated reserves		4,091	3,611
Retained earnings		15,941	13,512
Net income		2,791	4,446
Sub-total		**23,366**	**22,112**
Unrealized or deferred capital gains or losses		1,567	1,718
Sub-total equity, Group share		**24,933**	**23,830**
Minority interests		4,136	4,170
Total equity		**29,069**	**28,000**
Total		**902,797**	**838,840**

** Amounts adjusted with respect to the financial statements published at December 31, 2005*

CONSOLIDATED INCOME STATEMENT

(in millions of euros)		IFRS June 30, 2006	IFRS June 30, 2005	IFRS December 31, 2005
Interest and similar income	Note 16	15,214	9,989	21,107
Interest and similar expenses	Note 16	(13,721)	(7,719)	(16,656)
Dividend income		146	158	256
Commissions (income)	Note 17	4,671	3,852	7,983
Commissions (expense)	Note 17	(1,206)	(916)	(1,907)
Net gains or losses on financial transactions		5,790	3,404	7,497
o/w net gains or losses on financial instruments at fair value through profit and loss from financial instruments measured at fair value through profit and loss	*Note 18*	*5,498*	*3,242*	*7,025*
o/w net gains or losses on avalaible-for-sale financial assets	*Note 19*	*292*	*162*	*472*
Income from other activities		9,367	7,382	15,019
Expenses from other activities		(8,777)	(6,946)	(14,129)
Net banking income		**11,484**	**9,204**	**19,170**
Personnel expenses	Note 20	(4,341)	(3,658)	(7,469)
Other operating expenses		(2,219)	(1,895)	(3,990)
Amortization, depreciation and impairment of tangible and intangible fixed assets		(341)	(329)	(697)
Gross operating income		**4,583**	**3,322**	**7,014**
Cost of risk	Note 22	(314)	(188)	(448)
Operating income		**4,269**	**3,134**	**6,566**
Net income from companies accounted for by the equity method		13	13	19
Net income/expense from other assets		38	165	158
Impairment losses on goodwill		-	(13)	(23)
Earnings before tax		**4,320**	**3,299**	**6,720**
Income tax	Note 23	(1,254)	(873)	(1,795)
Consolidated net income		**3,066**	**2,426**	**4,925**
Minority interests		275	243	479
Net income, Group share		**2,791**	**2,183**	**4,446**
Earnings per share	**Note 24**	**6.76**	**5.36**	**10.88**
Diluted earnings per share	**Note 24**	**6.67**	**5.31**	**10.79**

CHANGES IN SHAREHOLDERS' EQUITY

(in millions of euros)	Capital and associated reserves			Consolidated reserves	Unrealized or deferred capital gains or losses – Variation of financial instruments value			Shareholders' equity, Group share	Minority interests (5)	Unrealized or deferred capital gains or losses, minority interests	Shareholders' equity, minority interests	Total consolidated shareholders' equity
	Common stock	Equity instruments and associated reserves	Elimination of treasury stock	Retained earnings	Change in fair value of assets available for sale	Change in fair value of hedging derivatives	Tax impact					
Shareholders' equity at January 1st 2005 (including IAS 32, 39 and IFRS 4)	556	4,843	(2,113)	14,235	1,374	112	(225)	18,782	3,828	25	3,853	22,635
Increase in common stock	(13)	(687)						(700)				(700)
Elimination of treasury stock			456	6				462				462
Issuance of preferred shares		1,000		6				1,006				1,006
Equity component of share-based payment plans		39						39				39
2005 Dividends paid				(1,359)				(1,359)	(215)		(215)	(1,574)
Sub-total of changes linked to relations with shareholders	(13)	351	456	(1,348)	0	0	0	(553)	(215)	0	(215)	(768)
Change in value of fixed assets having an impact on equity					462	9	(43)	428		20	20	448
Change in value of fixed assets recognized in income statement					(149)	(22)	23	(148)		(12)	(12)	(161)
2005 Net income				2,183				2,183	243		243	2,426
Sub-total	0	0	0	2,183	313	(13)	(20)	2,462	243	8	251	2,713
Effect of acquisitions and disposals on minority interests									(131)		(131)	(131)
Translation differences and other changes				489				489	159		159	648
Sub-total	0	0	0	489	0	0	0	489	28	0	28	517
Shareholders' equity at June 30, 2005 (including IAS 32, 39 and IFRS 4)	544	5,194	(1,657)	15,559	1,687	99	(246)	21,180	3,884	33	3,917	25,097
Increase in common stock	(1)	(198)						(199)				(199)
Elimination of treasury stock			222	(4)				218				218
Issuance of preferred shares				8				8				8
Equity component of share-based payment plans		50						50				50
2005 Dividends paid								0	(69)		(69)	(69)
Sub-total of changes linked to relations with shareholders	(1)	(148)	222	4	0	0	0	77	(69)	0	(69)	8
Change in value of fixed assets having an impact on equity					238	(54)	(4)	180		(4)	(4)	176
Change in value of fixed assets recognized in income statement					(9)	22	(15)	(2)		4	4	2
2005 Net income				2,263				2,263	236		236	2,499
Sub-total	0	0	0	2,263	229	(32)	(19)	2,441	236	(0)	236	2,677
Effect of acquisitions and disposals on minority interests									47		47	47
Translation differences and other changes				132				132	39		39	171
Sub-total	0	0	0	132	0	0	0	132	86	0	86	218
Shareholders' equity at December 31, 2005 (including IAS 32, 39 and IFRS 4)	543	5,046	(1,435)	17,958	1,916	67	(265)	23,830	4,137	33	4,170	28,000
Increase in common stock (1)	0	27						27				27
Elimination of treasury stock (2)			393	229				622				622
Issuance of preferred shares (3)				9				9				9
Equity component of share-based payment plans (4)		60						60				60
2006 Dividends paid				(1,954)				(1,954)	(344)		(344)	(2,298)
Sub-total of changes linked to relations with shareholders	0	87	393	(1,716)	0	0	0	(1,236)	(344)	0	(344)	(1,580)
Change in value of fixed assets having an impact on equity					94	(75)	33	52		11	11	63
Change in value of fixed assets recognized in income statement					(222)	0	18	(204)		(4)	(4)	(208)
2006 Net income				2,791				2,791	275		275	3,066
Sub-total	0	0	0	2,791	(128)	(75)	51	2,639	275	7	282	2,921
Effect of acquisitions and disposals on minority interests (6)									99		99	99
Change in accounting methods												
Change in equity of associates and joint ventures accounted for by the equity method					1		(0)	1				1
Translation differences and other changes (7)				(301)				(301)	(71)		(71)	(372)
Sub-total	0	0	0	(301)	1	0	(0)	(300)	28	0	28	(272)
Shareholders' equity at June 30, 2006 (including IAS 32, 39 and IFRS 4)	543	5,133	(1,042)	18,732	1,789	(8)	(214)	24,933	4,096	40	4,136	29,069

(1) At June 30, 2006, Société Générale's fully paid-up capital amounted to EUR 543,376,126 and was made up of 434,700,901 shares with a nominal value of EUR 1.25.
In the first half of 2006, Société Générale carried out a EUR 0.5 million capital increase with EUR 27 million of additional paid-in capital, resulted from the exercise by employees of stock options granted by the Board of Directors.

(2) At June 30, 2006, the Group held 20,535,404 of its own shares as treasury stock, for trading purposes or for the active management of shareholders' equity, representing 4.72 % of the capital of Société Générale.
The amount deducted by the Group from its net book value for equity instruments (shares and derivatives) came to EUR 1,042 million, including EUR 77 million for shares held for trading purposes.

The change in treasury stock over 2006 breaks down as follows:

(In million of euros)	Trading Activities	Buybacks and active management of Shareholder's equity	Total
Disposals net of purchases	131	262	393
	131	262	393
Capital gains net of tax on treasury shares and treasury share derivatives, booked under shareholders' equity	35	173	208
Related dividends, removed from consolidated results	-19	40	21
	16	213	229

(3) In January 2005 the Group issued EUR 1 billion of deeply subordinated notes, classified as equity due to discretionary nature of their remuneration.

The Group also reclassified two undated subordinated notes as equity instruments, due to the existance of discretionary clauses relating to the interest payments on these notes, and the absence of early redemption clauses or associated step-up clauses. This reclassification was applied retrospectively to shareholders' equity as of January 1, 2005. The impact at January 1, 2005, at June 30, 2005 and December 31, 2005 is indicated below:

(in millions of euros)	Capital, reserves, earnings (incl. minority interests)
Shareholders' equity under IFRS (incl. IAS 32 & 39 and IFRS 4) at January 1, 2005, as published at December 31, 2005	22,383
Reclassification of the two undated subordinated notes	252
Adjusted shareholders' equity under IFRS (incl. IAS 32 & 39 and IFRS 4) at January 1, 2005	22,635
Shareholders' equity under IFRS (incl. IAS 32 & 39 and IFRS 4) at June 30, 2005, as published at June 30, 2005	24,822
Reclassification of the two undated subordinated notes	252
Currency impact on dollar-denominated undated subordinated notes	23
Adjusted shareholders' equity under IFRS (incl. IAS 32 & 39 and IFRS 4) at June 30, 2005	25,097
Shareholders' equity under IFRS (incl. IAS 32 & 39 and IFRS 4) at December 31, 2005, as published at December 31, 2005	27,720
Reclassification of the two undated subordinated notes	252
Currency impact on dollar-denominated undated subordinated notes	28
Adjusted shareholders' equity under IFRS (incl. IAS 32 & 39 and IFRS 4) at December 31, 2005	28,000

The following amounts were booked in the first half of 2006 in relation to these subordinated notes:

(in millions of euros)	Deeply subordinated notes	TSDI	Total
Tax saving on the interest to be paid to holders of the notes, booked to reserves	7	2	9
Interest paid to holders of the notes, booked as dividend	42	4	46

(4) Share-based payments settled in equity instruments for the first half of 2006 amounted to EUR 60 million : EUR 33.5 million for share purchase and subscription options, EUR 10.5 million for the restricted share plan and EUR 16 million for the Global Employee Share-Ownership Plan.

(5) As of 01/01/2005, due to the adoption of IAS 32&39 and in view of the discretionary nature of their remuneration, preferred shares were reclassified as Minority interests, in the amount of EUR 2,049 million (cf Note 1).
In 1997, Société Générale issued USD 800 million of preferred shares in the United States via its subsidiary SocGen Real Estate Company llc.
In 2000, Société Générale issued a further EUR 500 million via its subsidiary SG Capital Trust, and USD 425 million via SG Americas in 2001.
In 2003, Société Générale issued a further EUR 650 million of preferred shares in the United States via SG Capital Trust III.
At June 30, 2006, preferred shares amounted to EUR 2,113.5 million.

(6) The impact of the consolidation of SG de Banque au Liban using the equity method following the sale of 31% of its capital was EUR -29m.
The first-time consolidation of SGB Guinée équatoriale, Druck Chemie and TCW Funds and the NSGB capital increase had respective impacts of EUR 3m, EUR 6m, EUR 46m and EUR 36m.
The first-time consolidation of CaixaBank France and recognition of a liability for the put options sold in exchange for CaixaBank's shares had a EUR 37m impact on Boursorama's minority interests.

(7) The variation in Group translation differencies for 2006 amounted to EUR -295 million.
This change is mainly linked to the fall in the euro against the US dollar (EUR -218 million), the Egyptian pound (EUR -20 million), the Japanese yen (EUR -11million), the Australian dollar (EUR -9 million), the Candian dollar (EUR -8 million) and the pound sterling (EUR -8 million).
The variation in translation differences attributable to Minority interests amounted to EUR -71 million.
It is essentially attributable to the EUR -75 million impact of the euro's fluctuation against the US dollar on the amount of preferred shares issued in USD.

CASH FLOW STATEMENT

(in millions of euros)	June 30, 2006	June 30, 2005*	December 31, 2005
NET CASH INFLOW (OUTFLOW) RELATED TO OPERATING ACTIVITIES			
Net income (I)	**3,066**	**2,426**	**4,925**
Amortization expense on tangible and intangible fixed assets	1,016	864	1,806
Net allocation to provisions (mainly underwriting reserves of insurance companies)	3,018	3,395	7,047
Net income/loss from companies accounted for by the equity method	(13)	(13)	(19)
Deferred taxes	160	99	232
Net income from the sale of long term available for sale assets and subsidiaries	(242)	(297)	(524)
Change in deferred income	127	(60)	(230)
Change in prepaid expenses	(27)	(200)	(102)
Change in accrued income	(435)	(582)	(258)
Change in accrued expenses	(50)	289	794
Other changes	623	(413)	1,479
Non-monetary items included in net income and other adjustments (not including income on financial instruments measured at fair value through P&L) (II)	**4,177**	**3,082**	**10,225**
Reclassification of income on financial instruments measured at fair value through P&L (1) (III)	**(5,498)**	**(3,242)**	**(7,025)**
Interbank transactions	3,666	23,730	34,069
Customers transactions	(1,260)	1,328	2,096
Transactions related to other financial assets and liabilities (1)	812	(22,707)	(42,594)
Transactions related to other non financial assets and liabilities	53	(1,093)	786
Net increase / decrease in cash related to operating assets and liabilities (IV)	**3,271**	**1,258**	**(5,843)**
NET CASH INFLOW (OUTFLOW) RELATED TO OPERATING ACTIVITIES (A) = (I) + (II) + (III) + (IV)	**5,016**	**3,524**	**2,482**
NET CASH INFLOW (OUTFLOW) RELATED TO INVESTING ACTIVITIES			
Net cash inflow (outflow) related to acquisition and disposal of financial assets and long-term investments	604	278	2,356
Tangible and intangible fixed assets	(2,077)	(1,390)	(3,147)
NET CASH INFLOW (OUTFLOW) RELATED TO INVESTING ACTIVITIES (B)	**(1,473)**	**(1,112)**	**(791)**
NET CASH INFLOW (OUTFLOW) RELATED TO FINANCING ACTIVITIES			
Cash flow from/to shareholders	(1,649)	(785)	(865)
Other net cash flows arising from financing activities	(282)	215	(7)
NET CASH INFLOW (OUTFLOW) RELATED TO FINANCING ACTIVITIES (C)	**(1,931)**	**(570)**	**(872)**
NET OUTFLOW IN CASH AND CASH EQUIVALENTS (A) + (B) + (C)	**1,612**	**1,842**	**819**
CASH AND CASH EQUIVALENTS			
Cash and cash equivalents at start of the year			
Net balance of cash accounts and accounts with central banks	3,409	3,700	3,700
Net balance of accounts, demand deposits and loans with credit establishments	2,347	1,237	1,237
Cash and cash equivalents at end of the year (2)			
Net balance of cash accounts and accounts with central banks	3,271	3,504	3,409
Net balance of accounts, demand deposits and loans with credit establishments	4,097	3,275	2,347
NET OUTFLOW IN CASH AND CASH EQUIVALENTS	**1,612**	**1,842**	**819**

* Amounts restated compared to data published as of June 30, 2005, in particular reclassification of income on financial instruments measured at fair value through P&L, with no impact on net cash flows.

(1) Reclassification of unrealized and realized income on financial instruments measured at fair value through P&L to transactions related to other financial assets and liabilities in order to estimate the net cash inflow / outflow related to these instruments over the period.

(2) o/w EUR 115 million cash related to entities acquired in 2006.

Note 1

Accounting principles

The summarized interim consolidated financial statements for the Société Générale Group ("the Group") for the 6-months period ending June 30, 2006 were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. In particular, the interim financial statements were prepared and are presented in accordance with IAS 34 "Interim Financial Reporting".

The standards comprise IFRS 1 to 7 and International Accounting Standards (IAS) 1 to 41, as well as the interpretations of these standards adopted by the European Union as at June 30, 2006.

These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ending December 31, 2005 included in the Registration document for the year 2005.

Use of estimates

Some of the figures booked in these interim consolidated financial statements are based on estimates and assumptions made by the Management. This applies in particular to the fair value assessment of financial instruments and the valuation of goodwill, intangible assets, impairment of assets and provisions. Actual future results may differ from these estimates.

Accounting principles and methods

In preparing the interim consolidated financial statements, the Group applied the same accounting principles and methods as for its year-end 2005 consolidated financial statements, which were drawn up in accordance with IFRS as adopted by the European Union and described in Note 1 to the 2005 consolidated financial statements, "Significant accounting principles", with the exception that, as of January 1, 2006, the Group also applied the amendments to existing standards and IFRIC interpretations applicable at June 30, 2006.

Changes in accounting policies and account comparability

Three amendments to existing standards, adopted by the European Union, became applicable as of January 1, 2006 and were applied retrospectively by the Group as of that date.

Financial guarantee contracts given

IAS 39 "Financial Instruments: recognition and measurement", and IFRS 4 "Insurance Contracts" were amended to specify the accounting treatment of financial guarantee contracts given by companies. Under the new amendments, these guarantees must be recognised as financial instruments in accordance with the provisions of IAS 39, except where they qualify as insurance contracts and the Group has declared it intends to recognise them as such. In this case, the contracts must be recognised in accordance with IFRS 4. The application of these amendments, which were adopted by the European Union on January 11, 2006, had no impact on the Group's financial statements.

Limited revision of IAS 19 "Employee Benefits"

On November 8, 2005, the European Union adopted a limited revision to IAS 19 "Employee Benefits" regarding actuarial gains and losses, group plans and the information to be disclosed. The revision notably introduced a new option allowing companies to book all actuarial gains and losses on defined benefit post-employment plans to shareholders' equity. As the Group has chosen not to apply this option, the application of the amendment had no impact on its financial statements.

Net investment in a foreign operation

On May 8, 2006, the European Union adopted an amendment to IAS 21 "The Effects of Changes in Foreign Exchange Rates" concerning net investments in a foreign operation. The application of this amendment had no impact on the Group's financial statements.

In addition, as of January 1, 2006, the Group applied two interpretations issued by the IFRIC and adopted by the European Union.

IFRIC 4 "Determining whether an Arrangement contains a lease"

The application of this interpretation, adopted by the European Union on November 8, 2005 and relating to the conditions which an arrangement must meet to qualify as a lease and therefore to be recognised in accordance with IAS 17 "Leases", had no impact on the Group's financial statements.

IFRIC 7 "Applying the Restatement Approach under IAS 29"

The early application of this interpretation, adopted by the European Union on May 8, 2006, had no impact on the Group's financial statements.

Standards that the Group will apply as of January 1, 2007

IFRS 7 "Financial Instruments: Disclosures"

The European Union adopted IFRS 7 on January 11, 2006. Applicable as of January 1, 2007, this standard relates exclusively to the disclosure of financial information and in no way affects the valuation and recognition of financial instruments. It incorporates, and therefore supersedes, IAS 30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and IAS 32 "Financial Instruments: Presentation" on the information to be provided on financial instruments, and requires the disclosure of additional quantitative and qualitative data, notably on credit risk. The application of this standard by the Group as of January 1, 2007 will consequently have no effect on its net income or shareholders' equity.

Information on capital

In addition to IFRS 7, on January 11, 2006, the European Union also adopted an amendment to IAS 1 "Presentation of Financial Statements", applicable as of January 1, 2007, which requires the Group to disclose additional quantitative and qualitative information on its capital. As this amendment only relates to information disclosure, it will have no impact on net income or shareholders' equity when applied by the Group at January 1, 2007.

Absence of seasonality

As the Group's activities are neither seasonal nor cyclical in nature, its first half results were not affected by any seasonal or cyclical factors.

CNC recommended format for banks' summary financial statements

As the IFRS accounting framework does not specify a standard model, the format used for the summary financial statements is consistent with the format proposed by the French Standard Setter, the CNC, under recommendation 2004 R 03 of October 27, 2004.

Comparative figures

Certain comparative figures have been adjusted to comply with the accounting presentation adopted for the 2006 financial year.

Note 2

Changes in consolidation scope and business combinations

1. Consolidation scope

At June 30, 2006, the Group's consolidation scope included 788 companies:

688 fully consolidated companies ;

75 proportionately consolidated companies ;

25 companies accounted for by the equity method.

The main changes to the consolidation scope at June 30, 2006 compared with the scope applicable for the accounts at June 30, 2005 and at December 31, 2005 were as follows:

- In the first half of 2006:
  - Société Générale acquired a 99.75% stake in the capital of HVB Splitska Banka which was fully consolidated.
  - The Raeburn Overseas Partners Ltd fund, which is wholly-owned by the Group, was fully consolidated.
  - The stake in TCW was raised to 95.06%, i.e. a 20.77 points increase compared to December 31, 2005. As a reminder, the remaining shares held by employees include deferred call and put options exercisable in 2007 and 2008. The strike prices are dependent on future performance.
  - The Group sold half its stake in Groupama Banque, leaving it with 20% at end-June 2006. Groupama Banque is now consolidated using the equity method.
  - The Group purchased 100% of CaixaBank France, which is fully consolidated. The agreement for the acquisition of CaixaBank France in exchange for Boursorama shares includes a put option whereby Société Générale undertakes to repurchase from CaixaHolding the new Boursorama shares issued for the transaction. In accordance with IAS 32, the Group booked these options commitments as a liability. Taking into account the shares underlying the options, the Group's stake in Boursorama now stands at 76.53%.
  - NF Fleet Finland OY, which is 80%-owned by the Group, was fully consolidated.
  - The Group reduced its stake in SG de Banque au Liban from 50% to 19% at end-March 2006. Since that date, SG de Banque au Liban has been consolidated using the equity method.
  - SGB Guinée équatoriale, which is 52.44%-owned by Société Générale, was fully consolidated.

- Telci, which is 99.97%-owned by Société Générale, was incorporated into the consolidation scope.

During the second half of 2005:

- Société Générale acquired 98.98% of the capital of Eurobank, which was fully consolidated.
- Squaregain, which is 100% owned by Société Générale, was fully consolidated.
- The Group subscribed to the capital increase by General Bank of Greece, increasing its stake by 2.31% to 52.32% at September 30, 2005.
- Société Générale took a 71.08% stake in MIBank which was fully consolidated.
- IBK SGAM, which is 50%-owned by the Group, was consolidated using the proportionate method.
- The Group acquired a further 49% of Rusfinance SAS, bringing its stake to 100% at December 31, 2005.
- Essox, which is 79.67%-owned by the Group, was incorporated into the consolidation scope.
- Promek Bank, which is wholly-owned by the Group, was fully consolidated
- The Group acquired 100% of Delta Credit Mortgage Finance BV, which was provisionally consolidated using the equity method at December 31, 2005, and since March 31, 2006 is fully consolidated.

Following the SG Cowen IPO and disposal of the Group's US private equity portfolio, the assets and liabilities of these two entities were reclassified as non-current assets and liabilities held for sale, in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations".

Pending an interpretation from the IASB or IFRIC, and in accordance with the provisions of IAS 32, the Group booked a liability for put options sold to minority shareholders of the subsidiaries over which it exercises exclusive control. Its stakes in TCW, Banque de Maertelaere, SG Private Banking Suisse SA, Rusfinance, Sogessur and Boursorama take into account the shares underlying these options.

2. Business combinations

The main business combination created by the Group over the first six months of 2006 is the acquisition of HVB Splitska Banka. The goodwill indicated is a provisional figure and may be corrected in the 12 months following the acquisition.

Acquisition of HVB Splitska Banka

On June 30, 2006, the Société Générale Group purchased 99.75% of HVB Splitska Banka's capital from Bank Austria Creditanstalt AG.
As this controlling stake was acquired at the date of closing of the financial statements, HVB Splitska Banka was fully consolidated at June 30, 2006. The Group's first half consolidated financial statements therefore incorporate Splitska Banka's balance sheet and a provisional figure for goodwill. Due to the late completion of the acquisition, the goodwill figure will be reviewed in depth over the second half of 2006.

HVB Splitska Banka is a universal bank which holds a 9% share of the Croatian market. It operates the 4th largest banking network in the country, with 112 branches and around 1,100 staff, and serves a total of 460,000 individual customers and 2,000 business customers.

At the date of the acquisition, HVB Splitska Banka's identifiable assets and liabilities essentially comprised customer loans (EUR 2,043m) and customer deposits (EUR 1,434m).

The table below shows the amount of provisional goodwill booked in the Group's consolidated financial statements at the date of the acquisition, under the "BHFM EU + pre-EU" Cash Generating Unit :

In millions of euros	
Acquisition price	1,007
Net assets acquired by the Group	250
Provisional goodwill	757

This provisional goodwill of EUR 757 million is justified on the grounds that HVB Splitska Banka holds a strong position in Croatia, which is part of a rapidly-growing region.

The acquisition will also allow the Société Générale Group to develop synergies with its other core businesses, bolstering its leadership in the region, where it now has close to one million customers and 238 branches, across Slovenia, Serbia and Montenegro.

HVB Splitska Banka was consolidated at June 30, 2006 and consequently had no impact on consolidated net income for the period.

The acquisition reduced the Group's cash position by EUR 898 million.

NOTE 3

FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT AND LOSS

(in millions of euros)	June 30, 2006		December 31, 2005	
	Assets	Liabilities	Assets	Liabilities
Trading portfolio				
Treasury notes and similar securities	45,613		40,881	
Bonds and other debt securities	80,858		80,590	
Shares and other equity securities [1]	83,511		70,154	
Other financial assets	74,008		63,435	
Sub-total trading assets	283,990		255,060	
o/w securities on loan	12,061		13,283	
Securitized debt payables		38,324		34,482
Amounts payable on borrowed securities		16,049		16,193
Bonds and other debt instruments sold short		36,021		41,342
Shares and other equity instruments sold short		17,779		4,229
Other financial liabilities		45,968		42,398
Sub-total trading liabilities		154,141		138,644
Interest rate instruments				
Firm transactions				
Swaps	46,260	49,697	51,683 *	54,792 *
Forward Rate Agreements (FRA)	125	153	147	144
Optional transactions				
Options on organized markets	165	124	912	98
OTC options	5,407	5,451	6,091	6,605
Caps, floors, collars	3,489	4,113	3,693	3,849
Foreign exchange instruments				
Firm transactions	12,026	11,495	10,191	9,600
Optional transactions	1,798	775	2,979	2,218
Equity and index instruments				
Firm transactions	211	694	511	594
Optional transactions	32,109	37,341	26,675	33,697
Commodity instruments				
Firm transactions - Futures	6,796	6,447	6,030	6,032
Optional transactions	4,976	4,735	7,302	7,848
Credit derivatives	2,891	2,827	1,792	1,843
Other forward financial instruments				
On organized markets	364	103	357	141
OTC	783	620	1,686	524
Sub-total trading derivatives	117,400	124,575	120,049	127,985
Sub-total trading portfolio	401,390	278,716	375,109	266,629
Financial assets measured using fair value option through P&L				
Treasury notes and similar securities	1,680		1,201	
Bonds and other debt securities	10,773		8,803	
Shares and other equity securities [1]	16,235		16,311	
Other financial assets	1,609		1,215	
Sub-total of financial assets measured using fair value option through P&L	30,297		27,530	
Sub-total of separate assets relating to employee benefits	-		-	
Sub-total of financial liabilities measured using fair value option through P&L [2]		12,668		10,576
Total financial instruments measured at fair value through P&L	431,687	291,384	402,639	277,205

** Amounts adjusted with respect to the financial statements published at December 31, 2005*

[1] Including UCITS

Financial liabilities measured using fair value option through P&L

(in millions of euros)	June 30, 2006			December 31, 2005		
	Fair value	Amount repayable at maturity	Difference between fair value and amount repayable at maturity	Fair value	Amount repayable at maturity	Difference between fair value and amount repayable at maturity
Total of financial liabilities measured using fair value option through P&L [2]	12,668	12,747	(79)	10,576	10,694	(118)

[2] Mainly indexed EMTNs whose refund value, regarding the index, is not fundamentally different from the fair value.
The variation in fair value attributable to the Group's own credit risk is not material over the period.

NOTE 4
HEDGING DERIVATIVES

(in millions of euros)	June 30, 2006 Assets	June 30, 2006 Liabilities	December 31, 2005 Assets	December 31, 2005 Liabilities
Fair value hedge				
Interest rate instruments				
Firm transactions				
Swaps	2,958	2,709	2,555	1,804
Forward Rate Agreements (FRA)	-	-	-	1
Optional transactions				
Options on organized markets	-	1	-	-
OTC options	175	-	268	-
Caps, floors, collars	207	-	224	-
Foreign exchange instruments				
Firm transactions				
Currency financing swaps	119	27	163	75
Forward foreign exchange contracts	67	64	37	39
Equity and index instruments				
Equity and stock index options	48	1	60	1
Cash-flow hedge				
Interest rate instruments				
Firm transactions				
Swaps	394	313	432	225
Optional transactions				
Caps, floors, collars	2	-	-	-
Foreign exchange instruments				
Firm transactions				
Currency financing swaps	2	-	2	-
Forward foreign exchange contracts	1	1	1	8
Total	**3,973**	**3,116**	**3,742**	**2,153**

NOTE 5
AVAILABLE FOR SALE FINANCIAL ASSETS

(in millions of euros)	June 30, 2006	December 31, 2005
Current assets		
Treasury notes and similar securities	**10,172**	**10,549**
Listed	8,924	9,136
Unlisted	1,081	1,223
Related receivables	192	214
Provisions for impairment	(25)	(24)
Bonds and other debt securities	**55,570**	**53,944**
Listed	49,692	48,550
Unlisted	5,047	4,629
Related receivables	862	823
Provisions for impairment	(31)	(58)
Shares and other equity securities [1]	**3,723**	**4,136**
Listed	2,882	2,711
Unlisted	914	1,471
Provisions for impairment	(73)	(46)
Sub-total	**69,465**	**68,629**
Long-term equity investments		
Listed	2,801	3,269
Unlisted	2,569	2,449
Provisions for impairment	(512)	(792)
Related receivables	16	4
Sub-total	**4,874**	**4,930**
Total available for sale financial assets	**74,339**	**73,559**
o/w securities on loan	*4*	*4*

[1] *Including UCITS*

NOTE 6
DUE FROM BANKS

(in millions of euros)	June 30, 2006	December 31, 2005
Deposits and loans		
Demand and overnights		
Current accounts	16,069	10,926
Overnight deposits and loans and others	2,272	570
Loans secured by overnight notes	12	14
Term		
Term deposits and loans [1]	16,605	17,682
Subordinated and participating loans	658	690
Loans secured by notes and securities	201	178
Related receivables	358	355
Gross amount	**36,175**	**30,415**
Provisions for impairment		
- provisions for individually impaired loans	(61)	(71)
- provisions for groups of homogenous receivables	(109)	(115)
Revaluation of hedged items	(6)	-
Net amount [2]	**35,999**	**30,229**
Securities purchased under resale agreements	26,353	23,222
Total	**62,352**	**53,451**

[1] At June 30, 2006, the amount of receivables with incurred credit risk is EUR 64 million compared with EUR 98 million at December 31, 2005.

[2] Entities acquired during the first semester 2006 had a total impact of EUR 723 million on amounts due from banks.

NOTE 7
CUSTOMER LOANS

(in millions of euros)	June 30, 2006	December 31, 2005
Customer loans		
Trade notes	11,552	11,431
Other customer loans [1]		
- Short-term loans	61,343	54,765
- Export loans	3,740	3,796
- Equipment loans	41,546	40,795
- Housing loans	61,378	55,315
- Other loans	42,995	41,426
Sub-total	**211,002**	**196,097**
Overdrafts	16,518	13,923
Related receivables	1,310	1,204
Gross amount	**240,382**	**222,655**
Provisions for impairment		
- Provisions for individually impaired loans	(6,084)	(6,275)
- Provisions for groups of homogenous receivables	(938)	(824)
Revaluation of hedged items	(37)	141
Net amount [2]	**233,323**	**215,697**
Loans secured by notes and securities	830	103
Securities purchased under resale agreements	10,964	11,395
Total amount of customer loans	**245,117**	**227,195**

[1] At June 30, 2006, the amount of receivables with incurred credit risk is EUR 9,647 million compared with EUR 9,981 million at December 31, 2005.

[2] Entities acquired during the first semester 2006 had a EUR 4,260 million impact on net customer loans.

NOTE 8
GOODWILL

(in millions of euros)	RETAIL BANKING			CORPORATE & INVESTMENT BANKING		GLOBAL INVESTMENT MANAGEMENT & SERVICES			CORPORATE CENTER	GROUP TOTAL
	French Networks	Retail Banking outside France	Specialised Financing	Corporate Banking and Fixed Income	Equity and Advisory	Asset Management	Private Banking	SGSS & Boursorama		
Gross book value at December 31, 2005	53	1,487	829	5	96	1,274	366	100	88	4,258
Acquisitions and other increases	-	844	9	11	-	77	-	6	65	1,032
Disposals and other decreases	-	(3)	(1)	-	(41)		-	-	-	(45)
Change	-	(19)	(8)	-	(6)	(90)	(5)	-	-	(128)
Gross value at June 30, 2006	53	2,289	829	16	49	1,261	361	106	153	5,117
Impairment of goodwill at December 31, 2005	-	-	-	-	(13)	-	-	-	(10)	(23)
Impairment losses	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	13	-	-	-	-	13
Impairment of goodwill at June 30, 2006	-	-	-	-	-	-	-	-	(10)	(10)
Net goodwill at December 31, 2005	53	1,467	829	5	83	1,274	366	100	58	4,235
Net goodwill at June 30, 2006	53	2,289	829	16	49	1,261	361	106	143	5,107

Breakdown of main sources of goodwill by Cash Generating Unit (CGU)

(in millions of euros)

Entities	Goodwill (net book value at 06.30.2006)	Goodwill (net book value at 12.31.2005)	Allocation (CGU)	Business Unit
TCW Group Inc	1,218	1,229	Asset Management	Asset Management
Komercni Banka	790	776	BHFM EU + pre EU	Retail Banking Outside France
HVB Splitska Banka [1]	757	-	BHFM EU + pre EU	Retail Banking Outside France
MIBank [1]	372	360	Other BHFM	Retail Banking Outside France
SG Private Banking (Suisse) SA	274	276	Private Banking	Private Banking
Eurobank [1]	161	169	Individual Financial Services	Specialised Financing
Gefa Bank	155	155	Business Financial Services	Specialised Financing
Hanseatic Bank	131	131	Individual Financial Services	Specialised Financing

[1] The goodwill indicated is a provisional figure and may be corrected in the 12 months following the acquisition (cf note 1).

NOTE 9
DUE TO BANKS

(in millions of euros)	June 30, 2006	December 31, 2005
Demand and overnight deposits		
Demand deposits and current accounts	11,972	8,579
Overnight deposits and borrowings and others	21,846	17,364
Sub-total	**33,818**	**25,943**
Term deposits		
Term deposits and borrowings	74,854	76,605
Borrowings secured by notes and securities	1,054	405
Sub-total	**75,908**	**77,010**
Related payables	607	479
Revaluation of hedged items	(20)	(15)
Securities sold under repurchase agreements	15,283	9,790
Total [1]	**125,596**	**113,207**

[1] Entities acquired during the first semester 2006 had a EUR 2,076 million impact on amounts due to banks.

NOTE 10
CUSTOMER DEPOSITS

(in millions of euros)	June 30, 2006	December 31, 2005
Regulated savings accounts		
Demand	28,565	27,405
Term	18,573	21,186
Sub-total	**47,138**	**48,591**
Other demand deposits		
Businesses and sole proprietors	37,028	34,804
Individual customers	31,289	30,033
Financial customers	25,882	13,001
Others	11,151	11,901
Sub-total	**105,350**	**89,739**
Other term deposits		
Businesses and sole proprietors	23,674	24,064
Individual customers	15,666	14,626
Financial customers	13,867	19,451
Others	12,955	9,016
Sub-total	**66,162**	**67,157**
Related payables	1,084	1,040
Revaluation of hedged items	4	107
Total customer deposits [(1)]	**219,738**	**206,634**
Borrowings secured by notes and securities	221	226
Securities sold to customers under repurchase agreements	15,908	15,684
Total	**235,867**	**222,544**

[(1)] *Entities acquired during the first semester 2006 had a EUR 2,624 million impact on amounts due to customer deposits.*

NOTE 11
SECURITIZED DEBT PAYABLES

(in millions of euros)	June 30, 2006	December 31, 2005
Term savings certificates	2,382	2,351
Bond borrowings	2,756	2,603
Interbank certificates and negotiable debt instruments	92,004	78,785
Related payables	1,002	767
Sub-total	**98,144**	**84,506**
Revaluation of hedged items	(94)	(181)
Total [(1)]	**98,050**	**84,325**

(1) Entities acquired during the first semester 2006 had a EUR 51 million impact on securitized debt payables.

NOTE 12
PROVISIONS AND IMPAIRMENT

Impairment of assets

(in millions of euros)	Impairment losses at December 31, 2005	Impairment losses	Write-backs available	Net impairment losses	Write-backs used	Currency and scope effects	Impairment losses at June 30, 2006
Banks	71	1	(6)	(5)	(5)	-	61
Customer loans	6,275	1,214	(967)	247	(329)	(109)	6,084
Lease financing and similar agreements	231	86	(66)	20	(9)	-	242
Provisions for groups of homogenous receivables	939	176	(59)	117	-	(9)	1,047
Available for sale assets [1]	920	36	(308)	(272)	-	(7)	641
Others [1]	303	59	(66)	(7)	(35)	(9)	252
Total	8,739	1,572	(1,472)	100	(378)	(134)	8,327

[1] *including a EUR -10 million net allocation for identified risk*

Provisions

(in millions of euros)	Provisions at December 31, 2005	Allocations	Write-backs available	Net allocation	Write-backs used	Effect of discounting	Currency and scope effects	Provisions at June 30, 2006
Provisions for off-balance sheet commitments to banks	10	-	-	-	-	-	-	10
Provisions for off-balance sheet commitments to customers	173	30	(69)	(39)	-	-	(7)	127
Provisions for employee benefits	1,251	178	(124)	54	-	-	(56)	1,249
Provisions for tax adjustments	512	22	(58)	(36)	(137)	1	31	371
Provisions for restructuring	7	-	(1)	(1)	-	-	(1)	5
Provisions for other risks and commitments [2] [3]	1,084	39	(145)	(106)	(57)	1	(9)	913
Total	3,037	269	(397)	(128)	(194)	2	(42)	2,875

[2] *including a EUR 10 million net allocation for other risks*

[3] *The Group's provisions for other risks and commitments include EUR 319 million of PEL/CEL provisions at December 31, 2005 and EUR 212 million at June 30, 2006 i.e. a combined net allocation of EUR - 107 million over 2006 for the Société Générale Network and Crédit du Nord.*

Underwriting reserves of insurance companies

(in millions of euros)	June 30, 2006	December 31, 2005
Underwriting reserves for unit-linked policies	18,706	17,738
Life insurance underwriting reserves	41,539	39,885
- o/w provisions for deferred profit sharing	1,596	3,177
Non-life insurance underwriting reserves	211	205
Total	60,456	57,828
Attribuate of reinsurers	782	328
Underwriting reserves of insurance companies net of part attribuable to reinsurers	59,674	57,500

NOTE 13
COMMITMENTS

A) Commitments granted and received

Commitments granted

(in millions of euros)	June 30, 2006	December 31, 2005
Loan commitments		
to banks	21,755	13,493
to customers [1]		
Issuance facilities	76	82
Confirmed credit lines	156,951	134,722
Others	1,400	1,053
Guarantee commitments		
on behalf of banks	19,020	4,938
on behalf of customers [1] [2]	45,480	54,942
Securities commitments		
Securities to deliver	56,010	30,151

Commitments received

(in millions of euros)	June 30, 2006	December 31, 2005
Loan commitments		
from banks	30,610	10,643
Guarantee commitments		
from banks	55,938	59,367
other commitments [3]	40,189	44,073
Securities commitments		
Securities to be received	58,278	40,922

[1] As at June 30, 2006, credit lines and guarantee commitments granted to securitization vehicles and other special purpose vehicles amounted to EUR 28.2 billion and EUR 0.8 billion respectively.
[2] Including capital and performance guarantees given to the holders of units in mutual funds managed by entities of the Group.
[3] Including guarantees granted by government and official agencies and other guarantees granted by customers for EUR 24.5 billion as at June 30, 2006 and EUR 30,7 billion as at Decembre 31, 2005. The remaining balance corresponds mainly to securities and assets received as guarantees.

B) Forward financial instrument commitments (notional amounts)

(in millions of euros)	June 30, 2006		December 31, 2005	
	Trading transactions	Hedging transactions	Trading transactions	Hedging transactions
Interest rate instruments				
Firm transactions				
Swaps	4,897,959	199,716	4,130,243	116,101
Interest rate futures	1,516,666	70	1,132,152	175
Optional transactions	2,093,723	14,595	1,930,518	912
Foreign exchange instruments				
Firm transactions	670,270	13,681	567,435	11,870
Optional transactions	192,644	-	378,819	-
Equity and index instruments				
Firm transactions	207,420	-	89,741	-
Optional transactions	728,084	146	588,982	173
Commodity instruments				
Firm transactions	193,501	-	152,097	-
Optional transactions	183,545	-	231,016	-
Credit derivatives	629,540	-	348,086	-
Other forward financial instruments	15,687	-	13,608	-

Securitization transactions

The Société Générale Group carries out securitization transactions on behalf of customers or investors, and provides as such credit enhancement and short-term loan facilities to the securitization vehicles.
As the Group does not control these vehicles, they are not consolidated in the Group's financial statements.
As at June 30, 2006, there were 6 non-consolidated vehicles (Barton, Antalis, Asset One, Homes, ACE Australia, ACE Canada) structured by the Group on behalf of customers or investors. Total assets held by these vehicles and financed through the issuance of commercial papers amounted to EUR 18,023 million on this date.

The default risk on these assets is borne by the transferors of the underlying receivables or by third parties. The Société Générale Group provides an additional guarantee as a credit enhancement through the issuance of letters of credit in the amount of EUR 780 million. Furthermore, the Group has granted these vehicles short-term loan facilities in the amount of EUR 27,948 million on this date.

NOTE 14
BREAKDOWN OF ASSETS AND LIABILITIES BY TERM TO MATURITY

Maturities of financial assets and liabilities

(in millions of euros at June 30, 2006)	Less than 3 months	3 months to 1 year	1-5 years	More than 5 years	Total
ASSETS					
Cash, due from central banks	6,903	379	1,017	104	8,403
Financial assets at fair value through profit and loss	286,114	116,936	11,005	17,632	431,687
Hedging derivatives	3,973	-	-	-	3,973
Available for sale financial assets	13,205	10,839	13,118	37,177	74,339
Due from banks	47,261	4,374	9,024	1,693	62,352
Customers loans	72,181	28,777	86,050	58,109	245,117
Lease financing and similar agreements	1,804	4,243	11,854	5,610	23,511
Revaluation differences on portfolios hedged against interest rate risk	(46)	-	-	-	(46)
Held to maturity financial assets	64	274	613	726	1,677
Total Assets	**431,459**	**165,822**	**132,681**	**121,051**	**851,013**
LIABILITIES					
Due to central banks	5,090	7	35	-	5,132
Financial liabilities fair value through profit and loss	194,805	58,024	21,929	16,626	291,384
Hedging derivatives	3,116	-	-	-	3,116
Due to banks	107,845	11,617	3,584	2,550	125,596
Customer deposits	189,769	13,356	19,341	13,401	235,867
Securitized debt payables	50,492	29,678	10,914	6,966	98,050
Revaluation differences on portfolios hedged against interest rate risk	41	-	-	-	41
Total Liabilities	**551,158**	**112,682**	**55,803**	**39,543**	**759,186**

NOTE 15
FOREIGN EXCHANGE TRANSACTIONS

(in millions of euros)	June 30, 2006		December 31, 2005	
	Assets	**Liabilities**	**Assets**	**Liabilities**
EUR	500,618	507,736	471,568 *	463,202 *
USD	245,842	251,449	230,262 *	232,081 *
GBP	27,610	27,482	26,831	34,765
JPY	33,103	29,012	30,535	29,146
Other currencies	95,624	87,118	79,644	79,646
Total	**902,797**	**902,797**	**838,840**	**838,840**

** Amounts adjusted with respect to the financial statements published at December 31, 2005*

NOTE 16
INTEREST INCOME AND EXPENSE

(in millions of euros)	June 30, 2006	June 30, 2005	December 31, 2005
Transactions with banks	**3,747**	**1,676**	**3,052**
Demand deposits and interbank loans	2,785	871	1,683
Securities purchased under resale agreements and loans secured by notes and securities	962	805	1,369
Transactions with customers	**6,431**	**5,131**	**10,945**
Trade notes	486	395	885
Other customer loans	5,055	4,139	8,658
Overdrafts	405	337	696
Securities purchased under resale agreements and loans secured by notes and securities	485	260	706
Other income			
Transactions in financial instruments	**4,409**	**2,607**	**5,922**
Available for sale financial assets	1,188	1,180	2,297
Held to maturity financial assets	74	90	185
Securities lending	115	35	79
Hedging derivatives	3,032	1,302	3,361
Finance leases	**627**	**575**	**1,188**
Real estate finance leases	149	142	281
Non-real estate finance leases	478	433	907
Total interest income	**15,214**	**9,989**	**21,107**
Transactions with banks	**(4,605)**	**(2,073)**	**(4,160)**
Interbank borrowings	(4,208)	(1,558)	(3,603)
Securities sold under resale agreements and borrowings secured by notes and securities	(397)	(515)	(557)
Transactions with customers	**(4,158)**	**(3,118)**	**(6,626)**
Regulated savings accounts	(473)	(655)	(1,307)
Other customer deposits	(3,035)	(2,017)	(4,268)
Securities sold under resale agreements and borrowings secured by notes and securities	(650)	(446)	(1,051)
Transactions in financial instruments	**(4,956)**	**(2,526)**	**(5,862)**
Securitized debt payables	(1,771)	(989)	(2,224)
Subordinated and convertible debt	(310)	(330)	(631)
Securities borrowing	(33)	(35)	(40)
Hedging derivatives	(2,842)	(1,172)	(2,967)
Other interest expense	**(2)**	**(2)**	**(8)**
Total interest expense	**(13,721)**	**(7,719)**	**(16,656)**

NOTE 17
FEE INCOME AND EXPENSE

(in millions of euros)	June 30, 2006	June 30, 2005	December 31, 2005
Fee income from			
Transactions with banks	70	58	123
Transactions with customers	1,096	948	1,967
Securities transactions	452	317	785
Primary market transactions	134	154	270
Foreign exchange transactions and financial derivatives	397	304	604
Loan and guarantee commitments	247	219	489
Services	2,188	1,735	3,560
Others	87	117	185
Total fee income	**4,671**	**3,852**	**7,983**
Fee expense on			
Transactions with banks	(79)	(82)	(163)
Securities transactions	(220)	(147)	(365)
Foreign exchange transactions and financial derivatives	(305)	(223)	(468)
Loan and guarantee commitments	(99)	(85)	(182)
Others	(503)	(379)	(729)
Total fee expense	**(1,206)**	**(916)**	**(1,907)**

NOTE 18

NET INCOME AND EXPENSE FROM FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE THROUGH P&L

(in millions of euros)	June 30, 2006	June 30, 2005	December 31, 2005
Net gain/loss on non-derivative financial assets held for trading	7,837	6,616	16,861
Net gain/loss on financial assets measured using fair value option	156	4	(201)
Net gain/loss on non-derivative financial liabilities held for trading	(3,402)	(3,284)	(7,690)
Net gain/loss on financial liabilities measured using fair value option	(206)	(415)	304
Net gain/loss on derivative instruments and revaluation of hedged items	827	306	(2,818)
Net gain/loss on foreign exchange transactions	286	15	569
Total	**5,498**	**3,242**	**7,025**

NOTE 19
NET GAINS OR LOSSES ON AVAILABLE FOR SALE FINANCIAL ASSETS

(in millions of euros)	June 30, 2006	June 30, 2005	December 31, 2005
Current activities			
Gains on sale	63	57	122
Losses on sale	(12)	(36)	(41)
Impairment of equity investments	(7)	(1)	(1)
Capital gain on the disposal of available-for-sale financial assets, after payment of profit-sharing to policy holders (insurance business)	1	6	11
Sub-total	**45**	**26**	**91**
Long-term equity investments			
Gains on sale	252	156	430
Losses on sale	-	(1)	(4)
Impairment of equity investments	(5)	(19)	(45)
Sub-total	**247**	**136**	**381**
Total	**292**	**162**	**472**

NOTE 20
PERSONNEL EXPENSES

(in millions of euros)	June 30, 2006	June 30, 2005	December 31, 2005
Employee compensation [1]	(3,068)	(2,605)	(5,328)
Social security charges and payroll taxes [1] [2]	(620)	(478)	(977)
Retirement expenses - defined contribution plans	(240)	(210)	(435)
Retirement expenses - defined benefit plans	(38)	(39)	(115)
Other social security charges and taxes	(192)	(173)	(303)
Employee profit sharing and incentives	(183)	(153)	(311)
Total	**(4,341)**	**(3,658)**	**(7,469)**
[1] *o/w variable remuneration*	(1,250)	(879)	(1,719)

[2] At June 30, 2006 the Group recognised a one-off charge of EUR 61 million, corresponding to an additional provision for the planned restructuring of the Group's health insurance scheme for current and retired employees. The provision is intended to cancel out the IAS 19 (employee benefit) obligation hitherto booked for this scheme in the Group's accounts. The charge was recognised under "Social security charges and payroll taxes" and increases to EUR 170 million the final one-off charge that the Group will pay out under its health insurance scheme for current and retired employees.

	June 30, 2006	June 30, 2005	December 31, 2005
Average headcount			
- France	53,758	52,316	52,809
- Outside France	55,248	42,299	47,377
Total	**109,006**	**94,615**	**100,186**

NOTE 21
SHARE BASED PAYMENT PLANS

Expenses recorded in the income statement

(In millions of euros)	June 30, 2006			June 30, 2005			December 31, 2005		
	Cash settled plans	Equity settled plans	Total plans	Cash settled plans	Equity settled plans	Total plans	Cash settled plans	Equity settled plans	Total plans
Net expenses from stock purchase plans		15.9	15.9	0	11	11		21.5	21.5
Net expenses from stock option plans	10.2	46.5	56.7	0	28	28	148.4	62.4	210.8

Main characteristics of Société générale new plans granted in the first half of 2006

Equity settled plans for Group employees for the half year ended June 30, 2006 are briefly described below :

Issuer	Société Générale
Year of grant	2006
Type of plan	stock option
Shareholders agreement	04.29.2004
Board of Directors decision	01.18.2006
Number of stock-options granted	1,536,149
Contractual life of the options granted	7 years
Settlement	Société Générale shares
Vesting period	01.18.2006 - 01.18.2009
Performance conditions	no
Resignation from the Group	forfeited
Redundancy	forfeited
Retirement	maintained
Death	maintained for 6 months
Share price at grant date (average of 20 days prior to grant date)	105.65
Discount	0%
Exercise price	105.65
Options exercised	0
Options forfeited at June 30, 2006	9,146
Options outstanding at June 30, 2006	1,527,003
First authorized date for selling the shares	01.18.2010
Delay for selling after vesting period	1 year
Fair value (% of the share price at grant date)	16%
Valuation method used to determine the fair value	binomial model

Issuer	Société Générale
Year of grant	2006
Type of plan	free shares
Shareholders agreement	05.09.2005
Board of Directors decision	01.18.2006
Number of free shares granted	720,346
Settlement	Société Générale shares
Vesting period	01.18.2006 - 03.31.2008
Performance conditions	conditions on ROE for certain recipients
Resignation from the Group	forfeited
Redundancy	forfeited
Retirement	maintained
Death	maintained for 6 months
Share price at grant date	103.6
Shares forfeited at June 30, 2006	25,070
Shares outstanding at June 30, 2006	695,276
Number of shares reserved at June 30, 2006	695,276
Share price of shares reserved (EUR)	90.62
Total value of shares reserved (in EUR million)	63
First authorized date for selling the shares	03.31.2010 03.31.2011
Delay for selling after vesting period	2 years
Fair value (% of the share price at grant date)	vesting period 2 years: 86% vesting period 3 years: 81%
Valuation method used to	Arbitrage

Stock-option plan has been hedged using call options on Société Générale shares.

Grant of Société Générale discounted shares

In 2006, Société Générale Group granted a 20% discount on share price as part of its employee shareholding policy.
Number of shares created has been 4,044,222, representing an annual expense of EUR 31.9 million for the Group taking into account the qualified 5-year holding period.

The valuation model used, which complies with the communiqué issued by the National Accounting Council on the accounting treatment of company savings plans, compares the gain the employee would have obtained if he had been able to sell the shares immediately and the notional charge that the 5-year holding period represents to the employee (estimated at EUR 60 million in 2006).

Stock-option plans granted by Boursorama

In June 2006, Boursorama set up a stock-option & free shares plan, settled in Boursorama shares, for employees of companies within its consolidation scope.
Under this plan:
- 900 000 options with a life of 7 years were granted to employees with a vesting period of 3 years.
- 344 000 free shares were granted to employees with a the vesting period of 2 and 3 years.

The stock options were valued using the Black & Scholes method.
The valuation model used for free shares is similar to the one used by Société Générale and takes into account the performance conditions applied to Boursorama free shares granted.

NOTE 22
COST OF RISK

(in millions of euros)	June 30, 2006	June 30, 2005	December 31, 2005
Counterparty risk			
Net allocation to impairment losses	(330)	(163)	(373)
Not covered losses	**(85)**	**(129)**	**(229)**
Losses on bad loans	(75)	(119)	(205)
Losses on other risks	(10)	(10)	(24)
Amounts recovered	**111**	**78**	**174**
Amounts recovered on provisioned loans	110	78	173
Amounts recovered on other risks	1	-	1
Other risks			
Net allocation to other provisions	(10)	26	(20)
Total	**(314)**	**(188)**	**(448)**

NOTE 23
INCOME TAX

(in millions of euros)	June 30, 2006	June 30, 2005	December 31, 2005
Current taxes	(1,094)	(774)	(1,563)
Deferred taxes	(160)	(99)	(232)
Total taxes [1]	**(1,254)**	**(873)**	**(1,795)**

[1] Reconciliation of the difference between the Group's normative tax rate and its effective tax rate as bellow:

	June 30, 2006	June 30, 2005	December 31, 2005
Income before tax and net income from companies accounted for by the equity method	4,307	3,299	6,723
Normal tax rate applicable to French companies (including 3.3%)	34.43%	34.93%	34.93%
Permanent differences	0.74%	-0.43%	-1.57%
Differential on items taxed at reduced rate	-1.13%	-1.29%	-0.84%
Tax rate differential on profits taxed outside France	-1.92%	-3.94%	-3.37%
Impact of non-deductible losses and use of tax loss carry-forwards	-3.01%	-2.83%	-2.46%
Group effective tax rate	**29.11%**	**26.44%**	**26.69%**

NOTE 24
EARNINGS PER SHARE

(in millions of euros)	June 30, 2006	June 30, 2005	December 31, 2005
Net earnings per share	2,791	2,183	4,446
Net earnings attributable to shareholders [1]	2,773	2,172	4,421
Weighted average number of shares outstanding [2]	410,245,013	405,128,598	406,196,138
Earnings per share (in EUR)	**6.76**	**5.36**	**10.88**

(in millions of euros)	June 30, 2006	June 30, 2005	December 31, 2005
Net earnings per share	2,791	2,183	4,446
Net earnings attributable to shareholders [1]	2,773	2,172	4,421
Weighted average number of shares outstanding [2]	410,245,013	405,128,598	406,196,138
Average number of shares used to calculate dilution	5,581,032	3,581,118	3,637,416
Weighted average number of shares used to calculate diluted net earnings per share	415,826,045	408,709,716	409,833,554
Diluted earnings per share (in EUR)	**6.67**	**5.31**	**10.79**

[1] *The variation reflects interest after tax paid to holders of deeply subordinated notes*
[2] *Excluding treasury shares*

NOTE 25
SECTOR INFORMATION BY BUSINESS LINE

(in millions of euros)	Retail banking and financial services								
	French Networks			Retail Banking outside France			Specialised Financing companies		
	June 30, 2006	June 30, 2005	December 31, 2005	June 30, 2006	June 30, 2005	December 31, 2005	June 30, 2006	June 30, 2005	December 31, 2005
Net banking income	3,363	3,006	6,189	1,310	1,113	2,345	1,219	1,005	2,127
Operating expenses [1]	(2,179)	(2,120)	(4,212)	(773)	(668)	(1,419)	(666)	(567)	(1,202)
Gross operating income	1,184	886	1,977	537	445	926	553	438	925
Cost of risk	(132)	(135)	(282)	(101)	(55)	(131)	(126)	(87)	(201)
Net income from companies accounted for by the equity method	1	1	1	5	2	4	(2)	-	(8)
Net income/expense from other assets	2	1	2	6	6	5	-	-	-
Impairment of goodwill	-	-	-	-	-	-	-	-	-
Earnings before tax	1,055	753	1,698	449	398	804	425	351	716
Income tax	(358)	(264)	(594)	(116)	(111)	(224)	(149)	(123)	(252)
Net income before minority interests	697	489	1,104	333	287	580	276	228	464
Minority interests	(27)	(23)	(45)	(114)	(97)	(194)	(7)	(6)	(13)
Net income, Group share	670	466	1,059	219	190	386	269	222	451

(in millions of euros)	Global Investment Management & Services								
	Asset Management			Private Banking			SGSS & Boursorama		
	June 30, 2006	June 30, 2005	December 31, 2005	June 30, 2006	June 30, 2005	December 31, 2005	June 30, 2006	June 30, 2005	December 31, 2005
Net banking income	638	528	1,152	328	256	540	578	426	892
Operating expenses [1]	(389)	(317)	(715)	(208)	(176)	(376)	(478)	(357)	(761)
Gross operating income	249	211	437	120	80	164	100	69	131
Cost of risk	-	-	(2)	(2)	-	(1)	(2)	(1)	(3)
Net income from companies accounted for by the equity method	-	-	-	-	-	-	-	-	-
Net income/expense from other assets	-	-	-	-	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-	-	-	-	-
Earnings before tax	249	211	435	118	80	163	98	68	128
Income tax	(85)	(72)	(147)	(28)	(18)	(33)	(31)	(22)	(43)
Net income before minority interests	164	139	288	90	62	130	67	46	85
Minority interests	(4)	(2)	(3)	-	-	-	(5)	(1)	(4)
Net income, Group share	160	137	285	90	62	130	62	45	81

(in millions of euros)	Corporate & Investment Banking						Corporate Center			SG Group		
	Corporate Banking and Fixed Income			Equity and Advisory								
	June 30, 2006	June 30, 2005	December 31, 2005	June 30, 2006	June 30, 2005	December 31, 2005	June 30, 2006	June 30, 2005	December 31, 2005	June 30, 2006	June 30, 2005	December 31, 2005
Net banking income	1,764	1,400	3,143	2,005	1,383	2,554	259	87	228	11,484	9,204	19,170
Operating expenses [1]	(1,068)	(870)	(1,786)	(1,061)	(757)	(1,534)	(79)	(50)	(151)	(6,901)	(5,882)	(12,156)
Gross operating income	716	530	1,357	944	626	1,020	180	37	77	4,583	3,322	7,014
Cost of risk	52	52	132	2	17	13	(5)	21	27	(314)	(188)	(448)
Net income from companies accounted for by the equity method	8	10	22	4	-	-	(3)	-	-	13	13	19
Net income/expense from other assets	24	-	(10)	-	-	(1)	4	158	162	38	165	158
Impairment of goodwill	-	-	-	-	(13)	(13)	-	-	(10)	-	(13)	(23)
Earnings before tax	800	592	1,501	950	630	1,019	176	216	256	4,320	3,299	6,720
Income tax	(225)	(137)	(377)	(287)	(235)	(291)	25	109	166	(1,254)	(873)	(1,795)
Net income before minority interests	575	455	1,124	663	395	728	201	325	422	3,066	2,426	4,925
Minority interests	(5)	(6)	(11)	(1)	-	-	(112)	(108)	(209)	(275)	(243)	(479)
Net income, Group share	570	449	1,113	662	395	728	89	217	213	2,791	2,183	4,446

[1] *Including depreciation and amortisation*

NOTE 25 (continued)
SECTOR INFORMATION BY BUSINESS LINE

	Retail Banking and Financial Services							
	French Networks		Retail Banking outside France		Specialized Financing		Division total	
(in millions of euros)	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005	June 30, 2006	December 31, * 2005	June 30, 2006	December 31, 2005
Sector assets	135,647	128,913	44,426	38,586	102,347	94,488	282,420	261,987
Sector liabilities [1]	107,042	107,979	43,043	40,535	70,335	65,507	220,420	214,021

	Corporate & Investment Banking					
	Corporate Banking and Fixed Income		Equity and Advisory		Division total	
(in millions of euros)	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Sector assets	372,354	364,300 *	163,444	145,659	535,798	509,959
Sector liabilities [1]	421,324	408,015 *	138,920	113,995	560,244	522,010

	Global Investment Management & Services							
	Asset Management		Private Banking		SGSS and Boursorama		Division total	
(in millions of euros)	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Sector assets	20,236	16,608	18,986	15,390	27,259	18,744	66,481	50,742
Sector liabilities [1]	10,148	9,028	24,312	22,954	44,686	30,691	79,146	62,673

	Corporate Centre		SG Groupe	
(in millions of euros)	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Sector assets	18,098	16,152	902,797	838,840
Sector liabilities [1]	13,918	12,136	873,728	810,840

** Amounts adjusted with respect to the financial statements published at December 31, 2005*

[1] Sector liabilities correspond to total liabilities except equity

NOTE 25 (continued)
SECTOR INFORMATION BY GEOGRAPHICAL REGION

Geographical breakdown of net banking income

(in millions of euros)	France			Europe			Americas		
	June 30, 2006	June 30, 2005	December 31, 2005	June 30, 2006	June 30, 2005	December 31, 2005	June 30, 2006	June 30, 2005	December 31, 2005
Net interest and similar income	599	1,062	2,226	1,040	900	1,923	(87)	344	271
Net fee income	2,025	1,812	3,638	652	471	1,009	568	469	1,046
Net income/(expense) from financial transactions	3,646	2,069	4,273	729	584	1,092	905	406	1,380
Other net operating income	271	110	287	332	319	643	(14)	17	(44)
Net banking income	6,541	5,053	10,424	2,753	2,274	4,667	1,372	1,236	2,653

(in millions of euros)	Asia			Africa			Oceania			Total		
	June 30, 2006	June 30, 2005	December 31, 2005	June 30, 2006	June 30, 2005	December 31, 2005	June 30, 2006	June 30, 2005	December 31, 2005	June 30, 2006	June 30, 2005	December 31, 2005
Net interest and similar income	(82)	(48)	(44)	267	218	453	(98)	(48)	(122)	1,639	2,428	4,707
Net fee income	88	86	166	119	88	195	13	10	22	3,465	2,936	6,076
Net income/(expense) from financial transactions	332	239	498	18	13	32	160	93	222	5,790	3,404	7,497
Other net operating income	-	(1)	(2)	2	(8)	8	(1)	(1)	(2)	590	436	890
Net banking income	338	276	618	406	311	688	74	54	120	11,484	9,204	19,170

Geographical breakdown of balance sheet items

(in millions of euros)	France		Europe		Americas		Asia	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Sector assets	567,609	528,174 *	154,136	142,453	131,000	119,376	23,533	23,954
Sector liabilities [1]	545,619	507,680 *	150,463	138,856	128,801	116,731	23,262	23,575

(in millions of euros)	Africa		Oceania		Total	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Sector assets	13,362	12,409	13,157	12,474	902,797	838,840
Sector liabilities [1]	12,557	11,649	13,026	12,329	873,728	810,840

** Amounts adjusted with respect to the financial statements published at December 31, 2005*

[1] Sector liabilities correspond to total liabilities except equity

Note 26

Post closing event and non current assets/liabilities held for sale

Description of the transaction on SG Cowen

In October 2005 the Group announced its decision to sell to the public all or a portion of its interest in SG Cowen & Co., LLC through an initial public offering listed on a US securities exchange. SG Cowen & Co., LLC is one of Société Générale's US brokerage subsidiaries, which specializes in providing investment banking services (banking, sales, trading, capital market transactions and mergers & acquisitions and research) in certain high-growth sectors, including healthcare, technology and consumer goods.

In accordance with IFRS 5, this IPO will be treated for accounting purposes as a disposal of a group of assets.

At June 30, 2006, the IPO had not yet been carried out and the corresponding non-current assets and liabilities classified as held-for-sale largely consisted of securities carried at fair value (EUR 213m of assets, mainly bonds, and EUR 135m of liabilities).

Post-closing event

On July 12, 2006, Société Générale offered its shares in SG Cowen & Co (renamed Cowen Group Inc.) to the public by way of an Initial Public Offering on the Nasdaq exchange. The Group sold 11.2 million as of July 18, 2006, the initial closing date of the IPO. The Group sold an additional 300,000 shares as of July 26, 2006 through a partial exercise by the underwriters of their overallotment option. That has left the Group with 1.4 million shares which, after giving effect to restricted shares awarded by Cowen to its employees as of the IPO date, represented 9.2% of the shares of Cowen Group Inc. issued and outstanding as of July 26, 2006.

The capital gain/loss on this transaction – which will not be significant – will be recognised in the accounts in the third quarter 2006.

APPENDIX 2:

SECOND QUARTER 2006 RESULTS

SOCIETE GENERALE

Press Release

August 3rd 2006

Excellent second quarter 2006

- **Very strong organic growth: revenues up 26.6%* vs. Q2 05**
- **Very low cost/income ratio: 61.1%**
- **Cost of risk remains low: 21 bp**
- **Net income: EUR 1,320m (+37.9% vs. Q2 05)**
- **Group ROE after tax: 25.7%**

First half results up sharply

- **Sustained growth in operating income: +33.3%* vs. H1 05**
- **Group ROE after tax: 27.9%**
- **Net earnings per share: 6.76 EUR (+26.1% vs. H1 05)**
- **Tier 1 ratio at 30/06/06: 7.3%**

---

* When adjusted for changes in Group structure and at constant exchange rates.

PRESS RELATIONS
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène AGABRIEL
+33 (0)1 42 14 97 13

Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with share capital of EUR 548,431,403.75
552 120 222 RCS PARIS

At its meeting of August 2nd 2006, the Board of Directors of Société Générale examined the results for the second quarter of 2006. The Group continued to enjoy strong organic growth. The French Networks delivered strong performances, while the Group's growth drivers (Retail Banking outside France, Financial Services, Global Investment Management and Services) maintained very good business momentum. As for Corporate and Investment Banking, the business once again reported excellent results this quarter. At the same time, the Group continued its policy of targeted acquisitions designed to consolidate its customer base and gain footholds in new markets.

The Group's consistently strong performance was acknowledged by Euromoney magazine, which in July 2006 named Société Générale "Global Best Bank 2006".

1. GROUP CONSOLIDATED RESULTS

In EUR million	Q2 06	Q2 05	Chg Q2/Q2	H1 06	H1 05	Chg H1/H1
Net banking income	**5,709**	**4,455**	**+28.1%**	**11,484**	**9,204**	**+24.8%**
On a like-for-like basis*			***+26.6%***			***+22.3%***
Operating expenses	**-3,489**	**-2,897**	**+20.4%**	**-6,901**	**-5,882**	**+17.3%**
On a like-for-like basis*			***+19.3%***			***+15.2%***
Gross operating income	**2,220**	**1,558**	**+42.5%**	**4,583**	**3,322**	**+38.0%**
On a like-for-like basis*			***+40.0%***			***+34.7%***
Operating income	**2,068**	**1,443**	**+43.3%**	**4,269**	**3,134**	**+36.2%**
On a like-for-like basis*			***+42.1%***			***+33.3%***
Net income	**1,320**	**957**	**+37.9%**	**2,791**	**2,183**	**+27.9%**

	Q2 06	Q2 05	H1 06	H1 05
Group ROE after tax	**25.7%**	**22.2%**	**27.9%**	**25.9%**
Business line ROE after tax	**33.3%**	**26.5%**	**34.2%**	**29.7%**

The second quarter of 2006 was marked by a stock market correction in mid-May, notably in emerging markets, and a strong increase in volatility. Nevertheless, although mixed, the financial and economic environment remained favourable overall for the Group's businesses: economic activity in the US and Europe was robust and European long rates increased. The fluctuating dollar, higher oil prices and strong volatility in the equity markets only partially weighed on the Group's business. At the same time, the credit risk environment remained highly favourable over the period.

Against this backdrop, the Group reported very good performances over the quarter, posting gross operating income of EUR 2,220 million, up 40.0%* on Q2 05, and net income of EUR 1,320 million, up by a substantial 37.9%.

Net income for the first half of 2006 was 27.9% higher than in H1 05, at a total of EUR 2,791 million.

* When adjusted for changes in Group structure and at constant exchange rates.

Net banking income

Net banking income for the quarter came out at EUR 5,709 million, 26.6%* ahead of Q2 05, (+28.1% in absolute terms), fuelled by strong organic growth in business activity. Revenues rose notably in the Group's growth drivers (Retail Banking outside France, Financial Services, Global Investment Management and Services). The French Networks and Corporate and Investment Banking also delivered notable performances.

Net banking income for the first half was EUR 11,484 million, representing a substantial 22.3%* rise in relation to H1 05 (+24.8% in absolute terms).

Operating expenses

Operating expenses grew at a much slower pace than revenues (+19.3%* versus Q2 05) through a combination of increased investment in organic growth and tight cost control.

The Group continued to make improvements in its operating efficiency, reducing its cost/income ratio to a very low level of 61.1% for Q2 06, as against 65.0% in Q2 05.

The cost/income ratio for the first half came out at 60.1%, down from 63.9% for the same period in 2005.

Operating income

Gross operating income for the second quarter rose sharply to EUR 2,220 million, an increase of 40.0%* in relation to Q2 05.

For the eleventh consecutive quarter, the Group's cost of risk was very low (21 bp of risk-weighted assets), reflecting the favourable credit environment, but also a number of specific internal factors: the diversification of the business-mix, improvements in risk management techniques and hedging of high-risk exposure. For the ninth consecutive quarter, the Corporate and Investment Banking arm made a net provision reversal, in the amount of EUR 35 million for Q2 06.

Overall, operating income for the quarter rose 42.1%* in relation to Q2 05 (+43.3% in absolute terms) reaching a total of EUR 2,068 million.

Operating income for the first half amounted to EUR 4,269 million, representing a strong 33.3%* rise on the previous year (+36.2% in absolute terms).

Net income

After deducting tax (effective quarterly tax rate for the Group: 29.7%) and minority interests, Group net income amounted to EUR 1,320 million, a rise of 37.9% on Q2 05. After-tax ROE was high (25.7%), compared with 22.2% in Q2 05.

Net income for the first half totalled EUR 2,791 million, up 27.9% on H1 05, while after-tax ROE was very high at 27.9%, compared with 25.9% for H1 05.

Net EPS for the first half stood at EUR 6.76 (+26.1 % vs. H1 05).

2. CAPITAL BASE

At June 30th 2006, Group shareholders' equity amounted to EUR 24.9 billion[1] and book value per share to EUR 57.1, including EUR 3.8 per share of unrealised capital gains. Overall risk-weighted assets rose by 14.6%* (+16.4% in absolute terms) between June 30th 2005 and June 30th 2006, as a result of strong organic growth, notably in Corporate and Investment Banking and the French Networks; however, this was still below the rate of NBI growth. At June 30th 2006, the Group's Tier one ratio stood at 7.3%.

After the buyback of 1.3 million shares during the first half of 2006, the Group held 19.1 million of its own shares (i.e. 4.4% of its capital) at June 30th 2006, excluding those held for trading purposes.

The Group is rated Aa2 by Moody's, AA- (with a positive outlook) by S&P, and AA by Fitch. Société Générale is one of the best-rated banking groups.

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1 This figure includes (i) EUR 1 billion from the issue of deeply subordinated notes in January 2005, (ii) EUR 1.6 billion of unrealised capital gains and (iii) EUR 0.3 billion from two undated subordinated notes previously booked as debt.

3. RETAIL BANKING AND FINANCIAL SERVICES

French Networks

In EUR million	Q2 06	Q2 05	Chg Q2/Q2	H1 06	H1 05	Chg H1/H1
Net banking income	**1,695**	**1,486**	**+14.1%[(a)]**	**3,363**	**3,006**	**+11.9%[(b)]**
Operating expenses	**-1,071**	**-1,055**	**+1.5%**	**-2,179**	**-2,120**	**+2.8%**
Gross operating income	**624**	**431**	**+44.8%**	**1,184**	**886**	**+33.6%**
Net allocation to provisions	**-71**	**-67**	**+6.0%**	**-132**	**-135**	**-2.2%**
Operating income	**553**	**364**	**+51.9%**	**1,052**	**751**	**+40.1%**
Net income	**354**	**226**	**+56.6%**	**670**	**466**	**+43.8%**

	Q2 06	Q2 05	H1 06	H1 05
ROE after tax	**25.1%**	**18.0%**	**24.1%**	**18.9%**

(a) +5.3% excluding impact of changes in PEL/CEL provisions
(b) +7.3% excluding impact of changes in PEL/CEL provisions

During the second quarter, the domestic retail banking environment was marked by three factors: an abrupt halt to the strong equity market performances, a confirmation of the rise in interest rates, and a noticeable pick-up in business demand for investment loans. Despite the fiercely competitive market, the Société Générale and Crédit du Nord networks delivered dynamic commercial performances, in line with previous quarters, and reported increases both in the customer base and the number of products per customer.

The number of personal current accounts increased by 3.3% year-on-year (+191,300 on a net basis over one year and +45,500 in the second quarter alone). In May, total personal current accounts at the Société Générale Network exceeded the five million mark. Housing loan issuance for the second quarter totalled EUR 4.9 billion (+11.5% on Q2 05). Life insurance premiums were boosted by the transfer of funds hitherto invested in older generations of housing savings agreements (PEL/CEL); the increase in premiums (+26% on Q2 05, at EUR 2.5 billion, +35% versus H1 05, at EUR 5.9 billion) was still above the market average.

In June, the Société Générale Network successfully launched a new day-to-day banking offer for business customers, Jazz Pro, which combines simplicity and flexibility. Outstanding investment loans increased by a substantial 14.9% on Q2 05.

From a financial perspective, the two networks[1] posted a sharp increase in consolidated net banking income for the quarter (+14.1% on Q2 05) generating a combined total of EUR 1,695 million. Consolidated net banking income for the first half increased by 11.9%. IAS 32 & 39 continue to make net interest income artificially volatile; if NBI is adjusted for changes in PEL/CEL housing savings

---

[1] The revenue of the Société Générale Network does not include that of the Private Banking business in France, which is booked under the Global Investment Management & Services division.

accounts provisions to give a more accurate reflection of underlying performance (provision reversal of EUR 78 million in Q2 06 and EUR 108 million in H1 06; EUR 50 million allocation to provisions in Q2 05 and EUR 27 million in H1 05), the increase comes out at 5.3% between Q2 05 and Q2 06, and at 7.3% between H1 05 and H1 06.

Excluding the impact of PEL/CEL provisions, net interest income was up +4.4% on Q2 05 (+20.5% including the impact of PEL/CEL provisions). This progression is the result of a combination of both favourable and unfavourable factors. The positive volume effect due to the rapid increase in average outstanding sight deposits (+8.6%) and average outstanding loans (+13.5%) contributed. Similarly, market rate increases are slowing the erosion of the average rate of interest on interest-earning assets witnessed in recent years. However, this is simultaneously squeezing lending margins, as customer lending terms are being adjusted with ever increasing delays due to the growing competition in the market.

Fee and commission income rose 6.4% on Q2 05. This performance was mainly attributable to growth in financial commissions (+12.4%), due in particular to life insurance premiums, and in spite of the stock market correction. Growth in service commissions was slower (+4.1%). The dynamic business momentum was counter-balanced by a modest price effect, as both networks kept a close eye on their price competitiveness.

The increase in operating expenses remained very modest (+1.5% on Q2 05, which was a high comparative base due to the provisioning of early retirement costs, which was completed at the end of 2005), well below the increase in revenues. First half operating expenses edged up by 2.8%.

The division's cost/income ratio for the quarter thus stood at 66.2%, down from 68.7% a year earlier (excluding the impact of PEL/CEL provisions). For the first half, the cost/income ratio stood at 66.9% (excluding the impact of PEL/CEL provisions).

The net cost of risk remained low at 26 bp of risk-weighted assets, versus 30 bp in Q2 05. This low level reflects the quality of the customer base in a continued favourable lending environment.

Net income for the French Networks amounted to EUR 354 million for the quarter, up 56.6% on Q2 05. ROE after tax for the quarter was 25.1% (21.4% excluding the impact of PEL/CEL provisions) versus 18.0% (20.6% excluding the impact of PEL/CEL provisions) in Q2 05.

For the first half, net income stood at EUR 670 million, up 43.8% on H1 05. Group ROE after tax for the first half stood at 24.1% (21.5% excluding the impact of PEL/CEL provisions) versus 18.9% (19.6% excluding the impact of PEL/CEL provisions) for the same period last year.

Retail Banking outside France

In EUR million	Q2 06	Q2 05	Chg Q2/Q2	H1 06	H1 05	Chg H1/H1
Net banking income	669	572	+17.0%	1,310	1,113	+17.7%
On a like-for-like basis			*+13.0%*			*+13.1%*
Operating expenses	-395	-341	+15.8%	-773	-668	+15.7%
On a like-for-like basis			*+13.5%*			*+12.8%*
Gross operating income	274	231	+18.6%	537	445	+20.7%
On a like-for-like basis			*+12.3%*			*+13.6%*
Net allocation to provisions	-53	-27	+96.3%	-101	-55	+83.6%
Operating income	221	204	+8.3%	436	390	+11.8%
On a like-for-like basis			*+5.5%*			*+4.1%*
Net income	108	96	+12.5%	219	190	+15.3%

	Q2 06	Q2 05	H1 06	H1 05
ROE after tax	37.1%	41.8%	38.6%	42.4%

Retail Banking outside France is one of the Group's main growth drivers.

In the second quarter, the international retail banking networks continued their strong business momentum: the number of individual customers has risen by 587,000 since end-June 2005, representing a 10.7% increase over one year at constant structure. Outstanding customer deposits and loans also grew by 9.7%* and 38.6%* respectively in the individual customer market and by 19.0%* and 20.1%* in the business customer market.

The division is continuing its strategy of strong organic growth, opening a net total of over 300 branches over one year (excluding acquisitions), primarily in Romania, the Czech Republic and Serbia. In the second quarter of 2006 alone, the number of branch openings totalled 100. The division has also increased its headcount by 2,940 (executives and technicians) over one year, at constant structure, with the majority of these hirings on the sales side. Overall, at end-June 2006, Retail Banking outside France had approximately 32,800 staff and over 2,000 branches.

The Group also continued to build up its international banking networks through acquisitions:

- On June 30th, it completed the acquisition of Splitska Banka[1], Croatia's fourth largest retail banking network with 112 branches, over 460,000 individual customers and 2,000 business customers. This universal bank has a strong presence on the rapidly developing Dalmatian coast. The transaction should cement the Group's position as one of the leading players in South-East Europe.
- The Group acquired a 10% stake in Rosbank, Russia's second largest retail banking network with close to 800 branches. Rosbank is notably present in high-growth areas such as the Urals, Siberia, the Far East and Moscow. In addition, the Group is currently in negotiations with Rosbank's majority shareholder, Interros, to develop an industrial and commercial partnership

[1] Consolidated in the Group's balance sheet on June 30th 2006 but no impact on the consolidated income statement.

which will support the Russian retail bank's future growth, and this partnership would lead Société Générale to increase its stake in Rosbank from 10% to 20%.

The international networks' contribution to Group results is increasing steadily: net banking income for the quarter was up 13.0%* on Q2 05[1] (+17.0% in absolute terms). For the first half, the increase in NBI was +13.1%* (+17.7% in absolute terms).

Operating expenses increased by 13.5%* reflecting continued investments in growth and productivity: excluding development costs, this increase would have been limited to 7.4%*. First half operating expenses increased by 12.8%* year-on-year.

Gross operating income thus rose by 12.3%* in Q2 06 and the cost/income ratio for the quarter came out at 59.0%.

For the first half, gross operating income increased by 13.6%* on H1 05 and the cost/income ratio came out at 59.0%.

The net allocation to provisions stood at EUR 53 million for the quarter (i.e. 66 bp of risk-weighted assets).

The division's second quarter net income was up 12.5% compared with Q2 05. In the first half, net income rose 15.3% versus H1 05.

ROE after tax stood at a high 37.1% for the quarter and at 38.6% for the first half.

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[1] Structure effects: integration of DeltaCredit (Russia) and SGBGE (Equatorial Guinea) in Q1 06. SGBL (Lebanon) was consolidated using the equity method in Q1 06 (previously fully consolidated). Integration of MIBank (Egypt) and Essox (Czech Republic) in Q4 05.

Financial Services

In EUR million	Q2 06	Q2 05	Chg Q2/Q2	H1 06	H1 05	Chg H1/H1
Net banking income	627	521	+20.3%	1,219	1,005	+21.3%
On a like-for-like basis			*+12.1%*			*+12.5%*
Operating expenses	-340	-289	+17.6%	-666	-567	+17.5%
On a like-for-like basis			*+8.3%*			*+7.2%*
Gross operating income	287	232	+23.7%	553	438	+26.3%
On a like-for-like basis			*+16.8%*			*+19.5%*
Net allocation to provisions	-60	-49	+22.4%	-126	-87	+44.8%
Operating income	227	183	+24.0%	427	351	+21.7%
On a like-for-like basis			*+20.8%*			*+19.2%*
Net income	141	116	+21.6%	269	222	+21.2%

	Q2 06	Q2 05	H1 06	H1 05
ROE after tax	17.0%	16.8%	16.6%	16.4%

The Financial Services division comprises two main businesses: Specialised Financing and Life Insurance.

Alongside Retail Banking outside France, **Specialised Financing** is one of the Group's main development priorities. It comprises four business lines: consumer credit in the individual customer segment and, in the business customer segment, vendor and equipment finance, operational vehicle leasing and fleet management and IT asset leasing and management.

The division's acquisitions outside France and the associated investments in organic growth these past years are continuing to have a positive impact on revenue growth. However, revenue growth was held back by two factors: firstly, the increase in refinancing rates, which is not immediately passed on to customers, and, secondly, the progressive year-on-year convergence of the high margins initially seen in maturing markets with the levels normally observed in more mature markets. In Q2 06, 70% of NBI[1] came from outside France (versus 67% in Q2 05); 50% of revenues came from consumer credit, and 50% from business finance and services. The announced expansion projects, concentrated primarily in Central and Eastern Europe and in certain Asian countries, will further boost the weighting of the division's international operations in its revenue-mix.

In the **consumer credit** business, new lending for the second quarter was up 9.7%* on Q2 05. This incorporated an 8.7%* increase on Q2 05 in France[2] and a 10.4%* increase outside France, with notable performances in Russia and Morocco. Outstanding loans were up 16.7%* year-on-year.

The division continued its expansion strategy over the quarter with:

- a number of transactions which complete the Group's platform in Central and Eastern Europe: the completion of the acquisitions of SKT Bank, which will speed up expansion of business in Russia, and of Oster Lizing in Hungary; the announcement of the launch of CrediBul in Bulgaria.
- the announcement of the launch of CrediAgora in Portugal.

1 Excluding life insurance and banking services

2 Excluding loan issuance by the French Networks.

- the announcement of the acquisition of Apeejay Finance in India, in partnership with the Burman family, which will give the Group a foothold in the rapidly growing Indian consumer credit market.

SG Consumer Finance now has a network of subsidiaries spanning 16 countries.

SG Equipment Finance, the European leader in vendor and equipment finance, saw a 9.6%* rise in new financing (excluding factoring) versus Q2 05. Business momentum benefited from sustained expansion outside France (+10.7%*, excluding factoring). High Tech and transport were the best performing sectors.

In operational vehicle leasing and fleet management, **ALD Automotive** continued to expand its fleet under management at a rapid pace (+10.9% on Q2 05 at constant structure), reaching a total of around 627,000 vehicles at end-June 2006. ALD Automotive has the second largest fleet under management in Europe. In Q2 06, ALD Automotive signed a partnership agreement in the Netherlands with Renault CI Financial Services, which should lead to the taking over of the management of Renault CI's existing fleet of 7,800 vehicles.

Overall revenues in **Specialised Financing** rose 7.6%* (+17.9% in absolute terms) in Q2 06 in relation to Q2 05 and 10.3%* in the first half in relation to H1 05. Operating expenses rose by 9.1%* for the quarter (+20.4% in absolute terms), reflecting ongoing investments to boost growth and productivity. First half operating expenses also rose by 9.1%* year-on-year. The increase in the net allocation to provisions was to a large extent due to the integration and development of new activities, especially consumer credit in emerging countries. ROE after tax was 17.4% for the quarter and 17.1% for the first half.

The **Life Insurance** business was largely buoyed by performances from the Société Générale Network and its other distribution channels. Gross premiums were up by 28.1%* on Q2 05, with unit-linked policies attracting 28% of new money. Total revenues for the second quarter were up 30.3%* on Q2 05. First half revenue was up 18.9%* year-on-year.

Overall, the **Financial Services division** saw operating income climb 20.8%* in the second quarter. ROE after tax stood at 17.0%, versus 16.8% in Q2 05.

First half operating income grew by 19.2%* and ROE after tax reached 16.6%.

4. GLOBAL INVESTMENT MANAGEMENT AND SERVICES

In EUR million	Q2 06	Q2 05	Chg Q2/Q2	H1 06	H1 05	Chg H1/H1
Net banking income	775	608	+27.5%	1,544	1,210	+27.6%
On a like-for-like basis			*+25.9%*			*+24.0%*
Operating expenses	-552	-435	+26.9%	-1,075	-850	+26.5%
On a like-for-like basis			*+24.4%*			*+22.2%*
Operating income	222	172	+29.1%	465	359	+29.5%
On a like-for-like basis			*+29.7%*			*+27.7%*
Net income	148	117	+26.5%	312	244	+27.9%
o.w. Asset Management	69	62	*+11.3%*	160	137	*+16.8%*
Private Banking	44	30	*+46.7%*	90	62	*+45.2%*
SG SS & Online Savings	35	25	*+40.0%*	62	45	*+37.8%*

In EUR billion	Q2 06	Q2 05	H1 06	H1 05
Net inflows over the period	10.9	13.7	25.7	19.2
AuM at end of period	397	353	397	353

Global Investment Management and Services comprises asset management (Société Générale Asset Management), private banking (SG Private Banking), Société Générale Securities Services (SG SS) and online savings (Boursorama).

The Global Investment Management and Services arm is one of the Group's main development priorities and saw extremely dynamic organic growth over the second quarter in all its business lines. Overall net inflows for Société Générale Asset Management (SG AM) and SG Private Banking amounted to a high EUR 10.9 billion for Q2 06, while net inflows for the first half rose to EUR 25.7 billion, representing an annualised rate of inflows of 13%. Outstanding assets under management stood at EUR 397 billion[1] at end-June 2006. Taking into account the assets managed by Lyxor AM[2] (EUR 53 billion at end June 2006), total assets under management for the Société Générale Group stood at EUR 450 billion at the end of the first half. Assets under custody for institutional investors increased 18.9% year-on-year to stand at EUR 1,516 billion[3] at end-June 2006.

The business's financial performances for the quarter showed substantial improvements on all fronts: operating income grew by 29.7%* on Q2 05 (+29.1% in absolute terms), while the C/I ratio fell to 71.2% (versus 71.5% in Q2 05). Net income amounted to EUR 148 million, up by 26.5%.

Net income for the first half amounted to EUR 312 million, up by 27.9%.

[1] This figure does not include some EUR 105bn of assets held by customers of the French Networks (investable assets exceeding EUR 150,000)

[2] Whose results are consolidated in the Equity & Advisory business line.

[3] This amount does not include the securities business acquired from Unicredit, which will be consolidated in Q3 06.

Asset Management

Thanks to its capacity for innovation, which is widely recognised by the market, Société Générale Asset Management (SG AM) posted a strong commercial performance in the second quarter of 2006, with net inflows of EUR 8.9 billion. Net inflows for the first half came to EUR 21.3 billion representing 13% of assets under management on an annualised basis. The performance in Q2 06 was in particular attributable to strong inflows into alternative investment products[1], which accounted for 49% of total inflows in the quarter. At the end of June 2006, SG AM managed total assets of EUR 334 billion, up from EUR 298 billion one year earlier, despite the unfavourable price and exchange rate effects which have been felt since the beginning of the year (EUR -5.1 billion and EUR -9.0 billion respectively). This reasserts the Group's position as the fourth largest bank-owned asset manager in the euro zone.

Net banking income for the quarter was up sharply by 17.4%* on Q2 05.

The increase in operating expenses (+19.6%* on Q2 05) was largely attributable to higher performance-linked pay and ongoing investments to secure future growth.

As a result, gross operating income for the quarter rose by 13.5%* on Q2 05.

Gross operating income for the first half was 15.9%* higher than in H1 05.

Private Banking

SG Private Banking continued its rapid expansion. Net inflows totalled EUR 2.0 billion for the second quarter, with all platforms contributing to this excellent performance. Over the first half, net inflows amounted to EUR 4.4 billion, or 15% of assets under management on an annualised basis. Total assets under management amounted to EUR 63 billion at end-June 2006, compared with EUR 55 billion one year earlier.

The division saw a 28.1%* rise in net banking income on Q2 05, as gross margins remained at a high level, in excess of 100 basis points.

Operating expenses increased at a much slower pace than revenues, rising 19.1%* on Q2 05.

As a result, gross operating income for the quarter increased 48.7%* on Q2 05. Similarly, the cost/income ratio improved significantly to 64.6% in Q2 06 versus 69.8% in Q2 05.

First half gross operating income was 48.1%* higher than a year earlier.

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[1] Alternative investment covers hedge funds, private equity, real estate, as well as active structured asset management (including dynamic money market funds) and index-fund management.

Société Générale Securities Services (SG SS) and Online Savings (Boursorama)

In a mixed market environment, SG SS delivered strong growth in business volumes.

FIMAT confirmed its excellent positioning, strengthening its share of the global market[1] (6.0% in execution and clearing of listed derivatives for the quarter, versus 5.0% in Q2 05). Trading volumes also rose significantly (+40.0% on Q2 05). FIMAT received awards for best execution in futures and options, equities and forex from Albourne Village, one of the leading internet portals for the Alternative Investment industry.

The **Global Custodian subdivision** saw assets under custody rise 18.9% year-on-year to EUR 1,516 billion at end-June 2006, excluding the securities services business acquired from Unicredit.

Boursorama strengthened its position as a major player in online brokerage and online banking in Europe. At constant structure, order executions for the quarter were up sharply by 53.8% on Q2 05, and outstanding online savings increased 53.1% between end-June 2005 and end-June 2006. In the second quarter, Boursorama also completed the acquisition of CaixaBank France, which was announced at the beginning of the year.

SG SS and Boursorama recorded a 34.5%* increase in net banking income for the quarter compared with Q2 05.

Operating expenses were up 31.3%* on Q2 05, reflecting business expansion over the quarter and the investment policy focused on building up the European custody and administration platform.

Gross operating income for the quarter was up sharply by 50.0%* on Q2 05.

Gross operating income for the first half increased by 44.3%* on H1 05.

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[1] Of the main markets of which FIMAT is a member. Excluding Cube Financial, which will be integrated in Q3 06.

5. CORPORATE AND INVESTMENT BANKING

In EUR million	Q2 06	Q2 05	Chg Q2/Q2	H1 06	H1 05	Chg H1/H1
Net banking income	**1,832**	**1,233**	**+48.6%**	**3,789**	**2,783**	**+36.1%**
On a like-for-like basis			***+48.8%***			***+34.8%***
Operating expenses	**-1,063**	**-784**	**+35.6%**	**-2,129**	**-1,627**	**+30.9%**
On a like-for-like basis			***+35.8%***			***+29.4%***
Gross operating income	**769**	**449**	**+71.3%**	**1,660**	**1,156**	**+43.6%**
On a like-for-like basis			***+71.7%***			***+42.4%***
Net allocation to provisions	**35**	**22**	**59.1%**	**54**	**69**	**-21.7%**
Operating income	**804**	**471**	**+70.7%**	**1,714**	**1,225**	**+39.9%**
On a like-for-like basis			***+71.1%***			***+38.6%***
Net income	**589**	**346**	**+70.2%**	**1,232**	**844**	**+46.0%**

	Q2 06	Q2 05	H1 06	H1 05
ROE after tax	**48.4%**	**34.8%**	**51.2%**	**44.1%**

Despite a mixed market backdrop, **Corporate and Investment Banking** produced an excellent performance in the second quarter, growing revenues by a substantial 48.8%* in relation to Q2 05. Client-driven activity was outstanding, resulting in a sharp 23% increase in revenues on Q2 05, while proprietary trading activities also made a strong contribution.

These results were achieved through gradual and selective allocation of human resources and capital, combined with a stringent risk management policy, particularly regarding market risk: the average VaR remained moderate at EUR 21.8 million for the quarter, versus EUR 24.4 million in Q2 05; the increase in the VaR in relation to Q1 06 (EUR 20.3 million) is mainly due to the integration of new scenarios, the full upside impact of which will not be felt until the third quarter.

First half revenues for Corporate and Investment Banking increased by 34.8%* on H1 05.

Corporate Banking and Fixed Income had a record quarter, with revenues rising by 65.0%* on Q2 05, which constituted the low point of 2005. The fixed income business recorded strong activity across the board; in a buoyant environment, results in commodity derivatives were excellent and the structured finance business made a very strong contribution in the second quarter. Corporate Banking and Fixed Income continued to develop its franchises: Trade Finance Magazine named Société Générale "Best Commodity Bank" for the first time and "Best Structured Commodity Bank" for the fourth year running; in the first half, IFR magazine ranked the Group as the number two bookrunner of corporate euro bond issues and the number three bookrunner of euro bond issues by financial institutions.

The **Equity and Advisory** business posted a strong quarter, with revenues increasing by 34.0%* on Q2 05. Client-driven activity in Equity Derivatives was very robust, as was trading activity, especially arbitrage trading, despite a more challenging environment. The Cash Equity and Advisory business recorded very strong growth in both equity brokerage and primary market activities in Europe. In the latest Thomson Extel survey, the bank once again ranked number one for equity sales and research in France, and moved up to number eight for pan-European equity research, from number 11 in 2005.

The equity derivatives business confirmed its position as the world leader: in 2006, SG CIB was named "Equity Derivatives House of the year" by Risk Magazine and "Structurer of the year, North America" by Structured Products magazine. For the second time, Société Générale and Lyxor received two industry awards at the 2006 Albourne Grannies: "Most reasonable Leverage Provider for Investors" and "Best Managed Account Platform".

Operating expenses in Corporate Banking and Fixed Income rose by 35.8%* on Q2 05. This mainly reflects higher performance-linked pay due to the increase in NBI and the ongoing policy of tight cost control together with targeted investment in line with its strategy of profitable growth.

The cost/income ratio thus came out at a low of 58.0% for the quarter, while gross operating income rose sharply by 71.7%* on Q2 05. For the first half, the cost/income ratio stood at 56.2% and gross operating income rose by 42.4%* on H1 05.

The credit risk environment remained very favourable, enabling the division to make a net provision reversal of EUR 35 million in the quarter (provision reversal of EUR 54 million in H1 06). Few new loans required provisioning and the business was able to reverse some of its specific provisions thanks to an improvement in its counterparties' financial positions, or following the sale or repayment of the corresponding loans under the policy of active management of the credit portfolio. During the second quarter, the division actively continued its policy of using credit derivatives for hedging: over the first half, the CDO and CDS hedging portfolio increased by EUR 13.6 billion to EUR 22.1 billion at the end of June 2006.

The Corporate and Investment Banking business made a high contribution of EUR 589 million to net income, up 70.2% on Q2 05.

For the thirteenth quarter running, the division posted after-tax profitability in excess of 30%: ROE after tax came out at 48.4% for Q2 06, versus 34.8% in Q2 05.

Net income totalled EUR 1,232 million for the first half, up 46.0% on H1 05. ROE after tax was 51.2%, versus 44.1% in H1 05.

6. CORPORATE CENTRE

The Corporate Centre recorded negative net income of EUR 20 million for the quarter, down from a positive EUR 56 million in Q2 05.

Income from the equity portfolio amounted to EUR 75 million for Q2 06, up on Q2 05, reflecting the continued reduction in the portfolio. At June 30th 2006, the IFRS net book value of the industrial equity portfolio, excluding unrealised capital gains, stood at EUR 1.0 billion, representing market value of EUR 1.5 billion.

The Group also booked a one-off charge of EUR 61 million related to an additional provision as part of the restructuring plan for the health insurance scheme for current and retired Group employees. The plan aims at removing the commitment under IAS 19 which was previously booked for this scheme in the Group's accounts.

2006 publications and events

November 9th 2006	**Publication of third quarter 2006 results**
February 14th 2007	**Publication of full-year and fourth quarter 2006 results**

SUPPLEMENTS

CONSOLIDATED INCOME STATEMENT (in millions of euros)	Second quarter				First half			
	2006	2005	Change Q2/Q2		2006	2005	Change H1/H1	
Net banking income	5,709	4,455	28.1%	+26.6%(*)	11,484	9,204	+24.8%	+22.3%(*)
Operating expenses	(3,489)	(2,897)	20.4%	+19.3%(*)	(6,901)	(5,882)	+17.3%	+15.2%(*)
Gross operating income	**2,220**	**1,558**	**42.5%**	**+40.0%(*)**	**4,583**	**3,322**	**+38.0%**	**+34.7%(*)**
Net allocation to provisions	(152)	(115)	32.2%	+15.6%(*)	(314)	(188)	+67.0%	+60.3%(*)
Operating income	**2,068**	**1,443**	**43.3%**	**+42.1%(*)**	**4,269**	**3,134**	**+36.2%**	**+33.3%(*)**
Net income from other assets	4	(1)	NM		38	165	-77.0%	
Net income from companies accounted for by the equity method	3	8	-62.5%		13	13	+0.0%	
Impairment losses on goodwill	0	(13)	NM		0	(13)	NM	
Income tax	(615)	(366)	68.0%		(1,254)	(873)	+43.6%	
Net income before minority interests	**1,460**	**1,071**	**36.3%**		**3,066**	**2,426**	**+26.4%**	
Minority interests	(140)	(114)	22.8%		(275)	(243)	+13.2%	
Net income	**1,320**	**957**	**37.9%**		**2,791**	**2,183**	**+27.9%**	
Annualised Group ROE after tax (%)	25.7%	22.2%			27.9%	25.9%		
Tier-one ratio at end of period	7.3%	7.8%			7.3%	7.8%		

(*) When adjusted for changes in Group structure and at constant exchange rates.

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	Second quarter			First half		
	2006	2005	Change Q2/Q2	2006	2005	Change H1/H1
Retail Banking & Financial Services	**603**	**438**	**+37.7%**	**1,158**	**878**	**31.9%**
o.w. French Networks	354	226	+56.6%	670	466	43.8%
o.w. Retail Banking outside France	108	96	+12.5%	219	190	15.3%
o.w. Financial Services	141	116	+21.6%	269	222	21.2%
Global Investment Management & Services	**148**	**117**	**+26.5%**	**312**	**244**	**27.9%**
o.w. Asset Management	69	62	+11.3%	160	137	16.8%
o.w. Private Banking	44	30	+46.7%	90	62	45.2%
o.w. SG SS + Online Savings	35	25	+40.0%	62	45	37.8%
Corporate & Investment Banking	**589**	**346**	**+70.2%**	**1,232**	**844**	**46.0%**
o.w. Equity & Advisory	274	176	+55.7%	662	395	67.6%
o.w. Corporate Banking & Fixed Income	315	170	+85.3%	570	449	26.9%
CORE BUSINESSES	**1,340**	**901**	**+48.7%**	**2,702**	**1,966**	**37.4%**
Corporate Centre	**(20)**	**56**	**NM**	**89**	**217**	**-59.0%**
GROUP	**1,320**	**957**	**+37.9%**	**2,791**	**2,183**	**27.9%**

QUARTERLY RESULTS BY CORE BUSINESS

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Retail Banking & Financial Services												
Net banking income	2,274	2,425	2,412	2,557	2,545	2,579	2,633	2,904	2,901	2,991		
Operating expenses	-1,518	-1,596	-1,581	-1,679	-1,670	-1,685	-1,671	-1,807	-1,812	-1,806		
Gross operating income	*756*	*829*	*831*	*878*	*875*	*894*	*962*	*1,097*	*1,089*	*1,185*		
Net allocation to provisions	-152	-154	-137	-146	-134	-143	-150	-187	-175	-184		
Operating income	*604*	*675*	*694*	*732*	*741*	*751*	*812*	*910*	*914*	*1,001*		
Net income from other assets	17	-7	3	6	8	-1	0	0	9	1		
Net income from companies accounted for by the equity method	2	2	1	0	1	2	1	-7	3	1		
Income tax	-213	-231	-236	-255	-248	-250	-268	-304	-298	-325		
Net income before minority interests	*410*	*439*	*462*	*483*	*502*	*502*	*545*	*599*	*628*	*678*		
Minority interests	-54	-58	-56	-50	-62	-64	-64	-62	-73	-75		
Net income	*356*	*381*	*406*	*433*	*440*	*438*	*481*	*537*	*555*	*603*		
Average allocated capital	7,619	7,885	8,073	8,293	8,374	8,692	8,976	9,365	9,749	10,135		
ROE after tax	18.7%	19.3%	20.1%	20.9%	21.0%	20.2%	21.4%	22.9%	22.8%	23.8%		
o.w. French Networks												
Net banking income	1,435	1,467	1,452	1,516	1,520	1,486	1,532	1,651	1,668	1,695		
Operating expenses	-1,009	-1,022	-1,001	-1,037	-1,065	-1,055	-1,035	-1,057	-1,108	-1,071		
Gross operating income	*426*	*445*	*451*	*479*	*455*	*431*	*497*	*594*	*560*	*624*		
Net allocation to provisions	-71	-76	-69	-76	-68	-67	-64	-83	-61	-71		
Operating income	*355*	*369*	*382*	*403*	*387*	*364*	*433*	*511*	*499*	*553*		
Net income from other assets	-3	-6	3	11	0	1	0	1	0	2		
Net income from companies accounted for by the equity method	1	0	0	1	0	1	0	0	0	1		
Income tax	-123	-128	-134	-144	-135	-129	-151	-179	-170	-188		
Net income before minority interests	*230*	*235*	*251*	*271*	*252*	*237*	*282*	*333*	*329*	*368*		
Minority interests	-12	-10	-11	-12	-12	-11	-11	-11	-13	-14		
Net income	*218*	*225*	*240*	*259*	*240*	*226*	*271*	*322*	*316*	*354*		
Average allocated capital	4,649	4,747	4,812	4,871	4,854	5,013	5,147	5,321	5,493	5,646		
ROE after tax	18.8%	19.0%	20.0%	21.3%	19.8%	18.0%	21.1%	24.2%	23.0%	25.1%		
o.w. Retail Banking outside France												
Net banking income	419	509	510	541	541	572	576	656	641	669		
Operating expenses	-258	-312	-312	-341	-327	-341	-349	-402	-378	-395		
Gross operating income	*161*	*197*	*198*	*200*	*214*	*231*	*227*	*254*	*263*	*274*		
Net allocation to provisions	-44	-41	-36	-40	-28	-27	-29	-47	-48	-53		
Operating income	*117*	*156*	*162*	*160*	*186*	*204*	*198*	*207*	*215*	*221*		
Net income from other assets	20	-1	0	-4	8	-2	0	-1	9	-1		
Net income from companies accounted for by the equity method	1	2	1	-1	1	1	1	1	2	3		
Income tax	-42	-49	-49	-50	-54	-57	-55	-58	-58	-58		
Net income before minority interests	*96*	*108*	*114*	*105*	*141*	*146*	*144*	*149*	*168*	*165*		
Minority interests	-41	-46	-42	-36	-47	-50	-49	-48	-57	-57		
Net income	*55*	*62*	*72*	*69*	*94*	*96*	*95*	*101*	*111*	*108*		
Average allocated capital	676	803	836	888	875	919	967	1,074	1,103	1,164		
ROE after tax	32.5%	30.9%	34.4%	31.1%	43.0%	41.8%	39.3%	37.6%	40.3%	37.1%		
o.w. Financial Services												
Net banking income	420	449	450	500	484	521	525	597	592	627		
Operating expenses	-251	-262	-268	-301	-278	-289	-287	-348	-326	-340		
Gross operating income	*169*	*187*	*182*	*199*	*206*	*232*	*238*	*249*	*266*	*287*		
Net allocation to provisions	-37	-37	-32	-30	-38	-49	-57	-57	-66	-60		
Operating income	*132*	*150*	*150*	*169*	*168*	*183*	*181*	*192*	*200*	*227*		
Net income from other assets	0	0	0	-1	0	0	0	0	0	0		
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	-8	1	-3		
Income tax	-48	-54	-53	-61	-59	-64	-62	-67	-70	-79		
Net income before minority interests	*84*	*96*	*97*	*107*	*109*	*119*	*119*	*117*	*131*	*145*		
Minority interests	-1	-2	-3	-2	-3	-3	-4	-3	-3	-4		
Net income	*83*	*94*	*94*	*105*	*106*	*116*	*115*	*114*	*128*	*141*		
Average allocated capital	2,294	2,335	2,425	2,534	2,645	2,760	2,862	2,970	3,153	3,325		
ROE after tax	14.5%	16.1%	15.5%	16.6%	16.0%	16.8%	16.1%	15.4%	16.2%	17.0%		

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Global Investment Management & Services												
Net banking income	545	551	541	628	602	608	640	734	769	775		
Operating expenses	-395	-400	-397	-446	-415	-435	-455	-547	-523	-552		
Gross operating income	*150*	*151*	*144*	*182*	*187*	*173*	*185*	*187*	*246*	*223*		
Net allocation to provisions	0	-5	-6	4	0	-1	-1	-4	-3	-1		
Operating income	*150*	*146*	*138*	*186*	*187*	*172*	*184*	*183*	*243*	*222*		
Net income from other assets	0	1	-2	3	0	0	0	0	0	0		
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	1	-1		
Income tax	-45	-44	-43	-59	-58	-54	-56	-55	-75	-69		
Net income before minority interests	*105*	*103*	*93*	*130*	*129*	*118*	*128*	*128*	*169*	*152*		
Minority interests	-10	-7	-12	-17	-2	-1	-2	-2	-5	-4		
Net income	*95*	*96*	*81*	*113*	*127*	*117*	*126*	*126*	*164*	*148*		
Average allocated capital	718	806	858	809	825	932	948	936	1,039	1,075		
ROE after tax	52.9%	47.6%	37.8%	55.9%	61.6%	50.2%	53.2%	53.8%	63.1%	55.1%		
o.w. Asset Management												
Net banking income	230	239	253	325	269	259	286	338	333	305		
Operating expenses	-149	-152	-157	-184	-154	-163	-178	-220	-193	-196		
Gross operating income	81	87	96	141	115	96	*108*	118	140	109		
Net allocation to provisions	0	0	-5	5	0	0	0	-2	0	0		
Operating income	*81*	*87*	*91*	*146*	*115*	*96*	*108*	*116*	*140*	*109*		
Net income from other assets	0	1	-1	-2	0	0	0	0	0	0		
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	1	-1		
Income tax	-28	-30	-30	-49	-39	-33	-36	-39	-47	-38		
Net income before minority interests	*53*	*58*	*60*	*95*	*76*	*63*	*72*	*77*	*94*	*70*		
Minority interests	-6	-6	-10	-13	-1	-1	0	-1	-3	-1		
Net income	*47*	*52*	*50*	*82*	*75*	*62*	*72*	*76*	*91*	*69*		
Average allocated capital	264	329	370	337	291	330	313	277	292	298		
ROE after tax	71.2%	63.2%	54.1%	97.3%	103.1%	75.2%	92.0%	109.7%	124.7%	92.6%		
o.w. Private Banking												
Net banking income	122	114	109	118	127	129	135	149	164	164		
Operating expenses	-82	-82	-80	-90	-86	-90	-93	-107	-102	-106		
Gross operating income	*40*	*32*	*29*	*28*	*41*	*39*	*42*	*42*	*62*	*58*		
Net allocation to provisions	0	-4	-2	-1	0	0	-1	0	-2	0		
Operating income	*40*	*28*	*27*	*27*	*41*	39	*41*	*42*	*60*	*58*		
Net income from other assets	0	0	-1	0	0	0	0	0	0	0		
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0		
Income tax	-8	-5	-5	-5	-9	-9	-7	-8	-14	-14		
Net income before minority interests	*32*	*23*	*21*	*22*	*32*	*30*	*34*	*34*	*46*	*44*		
Minority interests	-2	-1	-2	-3	0	0	0	0	0	0		
Net income	*30*	*22*	*19*	*19*	*32*	*30*	*34*	*34*	*46*	*44*		
Average allocated capital	232	250	265	266	294	328	341	352	391	401		
ROE after tax	51.7%	35.2%	28.7%	28.6%	43.5%	36.6%	39.9%	38.6%	47.1%	43.9%		
o.w. SG SS & Online Savings												
Net banking income	193	198	179	185	206	220	219	247	272	306		
Operating expenses	-164	-166	-160	-172	-175	-182	-184	-220	-228	-250		
Gross operating income	*29*	*32*	*19*	*13*	*31*	*38*	35	*27*	*44*	*56*		
Net allocation to provisions	0	-1	1	0	0	-1	0	-2	-1	-1		
Operating income	*29*	*31*	*20*	*13*	*31*	*37*	*35*	*25*	*43*	*55*		
Net income from other assets	0	0	0	5	0	0	0	0	0	0		
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0		
Income tax	-9	-9	-8	-5	-10	-12	-13	-8	-14	-17		
Net income before minority interests	*20*	*22*	*12*	*13*	*21*	*25*	*22*	*17*	*29*	*38*		
Minority interests	-2	0	0	-1	-1	0	-2	-1	-2	-3		
Net income	*18*	*22*	*12*	*12*	*20*	*25*	*20*	*16*	*27*	*35*		
Average allocated capital	222	227	223	206	240	274	294	307	356	376		
ROE after tax	32.4%	38.8%	21.5%	23.3%	33.3%	36.5%	27.2%	20.8%	30.3%	37.2%		

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Corporate and Investment Banking												
Net banking income	1,178	1,110	1,208	1,231	1,550	1,233	1,496	1,418	1,957	1,832		
Operating expenses	-713	-687	-768	-756	-843	-784	-853	-840	-1,066	-1,063		
Gross operating income	*465*	*423*	*440*	*475*	*707*	*449*	*643*	*578*	*891*	*769*		
Net allocation to provisions	-48	34	36	39	47	22	32	44	19	35		
Operating income	*417*	*457*	*476*	*514*	*754*	*471*	*675*	*622*	*910*	*804*		
Net income from other assets	2	-1	2	13	0	0	1	-12	23	1		
Net income from companies accounted for by the equity method	0	9	3	14	4	6	-5	17	6	6		
Impairment losses on goodwill	0	0	0	0	0	-13	0	0	0	0		
Income tax	-100	-111	-111	-125	-257	-115	-170	-126	-293	-219		
Net income before minority interests	*319*	*354*	*370*	*416*	*501*	*349*	*501*	*501*	*646*	*592*		
Minority interests	-2	-1	-2	-1	-3	-3	-3	-2	-3	-3		
Net income	*317*	*353*	*368*	*415*	*498*	*346*	*498*	*499*	*643*	*589*		
Average allocated capital	3,524	3,581	3,620	3,666	3,686	3,975	4,362	4,570	4,747	4,868		
ROE after tax	36.0%	39.4%	40.7%	45.3%	54.0%	34.8%	45.7%	43.7%	54.2%	48.4%		
o.w. Equity and Advisory												
Net banking income	440	517	560	512	740	643	694	477	1,145	860		
Operating expenses	-316	-329	-374	-336	-378	-379	-416	-361	-560	-501		
Gross operating income	*124*	*188*	*186*	*176*	*362*	*264*	*278*	*116*	*585*	*359*		
Net allocation to provisions	-31	0	-2	-12	19	-2	-1	-3	-1	3		
Operating income	*93*	*188*	*184*	*164*	*381*	*262*	*277*	*113*	*584*	*362*		
Net income from other assets	0	-2	0	0	0	0	0	-1	0	0		
Net income from companies accounted for by the equity method	-1	-1	0	1	0	0	0	0	1	3		
Impairment losses on goodwill	0	0	0	0	0	-13	0	0	0	0		
Income tax	-17	-46	-38	-49	-162	-73	-70	14	-196	-91		
Net income before minority interests	*75*	*139*	*146*	*116*	*219*	*176*	*207*	*126*	*389*	*274*		
Minority interests	0	0	0	0	0	0	0	0	-1	0		
Net income	*75*	*139*	*146*	*116*	*219*	*176*	*207*	*126*	*388*	*274*		
Average allocated capital	428	445	434	378	352	417	423	398	503	611		
ROE after tax	70.1%	124.9%	134.6%	122.8%	248.9%	168.8%	195.7%	126.6%	308.5%	179.4%		
o.w. Corporate Banking and Fixed Income												
Net banking income	738	593	648	719	810	590	802	941	812	972		
Operating expenses	-397	-358	-394	-420	-465	-405	-437	-479	-506	-562		
Gross operating income	*341*	*235*	*254*	*299*	*345*	*185*	*365*	*462*	*306*	*410*		
Net allocation to provisions	-17	34	38	51	28	24	33	47	20	32		
Operating income	*324*	*269*	*292*	*350*	*373*	*209*	*398*	*509*	*326*	*442*		
Net income from other assets	2	1	2	13	0	0	1	-11	23	1		
Net income from companies accounted for by the equity method	1	10	3	13	4	6	-5	17	5	3		
Impairment losses on goodwill	0	0	0	0	0	0	0	0	0	0		
Income tax	-83	-65	-73	-76	-95	-42	-100	-140	-97	-128		
Net income before minority interests	*244*	*215*	*224*	*300*	*282*	*173*	*294*	*375*	*257*	*318*		
Minority interests	-2	-1	-2	-1	-3	-3	-3	-2	-2	-3		
Net income	*242*	*214*	*222*	*299*	*279*	*170*	*291*	*373*	*255*	*315*		
Average allocated capital	3,096	3,136	3,186	3,288	3,334	3,558	3,939	4,172	4,244	4,257		
ROE after tax	31.3%	27.3%	27.9%	36.4%	33.5%	19.1%	29.6%	35.8%	24.0%	29.6%		
Corporate Centre												
Net banking income	-63	-21	-83	-103	52	35	107	34	148	111		
Operating expenses	-41	-22	-1	-62	-57	7	-37	-64	-11	-68		
Gross operating income	*-104*	*-43*	*-84*	*-165*	*-5*	*42*	*70*	*-30*	*137*	*43*		
Net allocation to provisions	0	-1	-7	-25	14	7	-1	7	-3	-2		
Operating income	*-104*	*-44*	*-91*	*-190*	*9*	*49*	*69*	*-23*	*134*	*41*		
Net income from other assets	219	-13	1	-49	158	0	-1	5	2	2		
Net income from companies accounted for by the equity method	1	1	6	1	0	0	0	0	0	-3		
Impairment losses on goodwill	0	0	4	0	0	0	0	-10	0	0		
Income tax	-7	55	46	103	56	53	9	48	27	-2		
Net income before minority interests	*109*	*-1*	*-34*	*-135*	*223*	*102*	*77*	*20*	*163*	*38*		
Minority interests	-10	-18	-15	-29	-62	-46	-50	-51	-54	-58		
Net income	*99*	*-19*	*-49*	*-164*	*161*	*56*	*27*	*-31*	*109*	*-20*		

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
GROUP												
Net banking income	3,934	4,065	4,078	4,313	4,749	4,455	4,876	5,090	5,775	5,709		
Operating expenses	-2,667	-2,705	-2,747	-2,943	-2,985	-2,897	-3,016	-3,258	-3,412	-3,489		
Gross operating income	*1,267*	*1,360*	*1,331*	*1,370*	*1,764*	*1,558*	*1,860*	*1,832*	*2,363*	*2,220*		
Net allocation to provisions	-200	-126	-114	-128	-73	-115	-120	-140	-162	-152		
Operating income	*1,067*	*1,234*	*1,217*	*1,242*	*1,691*	*1,443*	*1,740*	*1,692*	*2,201*	*2,068*		
Net income from other assets	238	-20	4	-27	166	-1	0	-7	34	4		
Net income from companies accounted for by the equity method	3	12	10	15	5	8	-4	10	10	3		
Impairment losses on goodwill	0	0	4	0	0	-13	0	-10	0	0		
Income tax	-365	-331	-344	-336	-507	-366	-485	-437	-639	-615		
Net income before minority interests	*943*	*895*	*891*	*894*	*1,355*	*1,071*	*1,251*	*1,248*	*1,606*	*1,460*		
Minority interests	-76	-84	-85	-97	-129	-114	-119	-117	-135	-140		
Net income	*867*	*811*	*806*	*797*	*1,226*	*957*	*1,132*	*1,131*	*1,471*	*1,320*		
Average allocated capital	15,831	16,175	16,531	16,868	16,378	17,101	17,816	18,611	19,395	20,387		
ROE after tax	21.9%	20.1%	19.5%	18.9%	29.8%	22.2%	25.2%	24.2%	30.2%	25.7%		

Methodology

On June 30th 2006 the Group reclassified under shareholders' equity two undated subordinated notes previously booked as debt (due to the existence of discretionary clauses relating to the interest payments on these notes, and the absence of early redemption clauses or associated step-up clauses). The reclassification was applied retrospectively to shareholders' equity at January 1st 2005, with an impact of EUR 252m. It had no material impact on results for Q2 06 and H1 06.

Group ROE is calculated on the basis of average Group shareholders' equity under IFRS excluding (i) unrealised or deferred capital gains or losses booked directly under shareholders' equity, (ii) deeply subordinated notes, (iii) the two undated subordinated notes recognised as shareholders' equity, and deducting (iv) interest to be paid to holders of deeply subordinated notes and of the two undated subordinated notes. The net income used to calculate ROE excludes interest, net of tax impact, to be paid to holders of deeply subordinated notes and, as of Q2 06, to the holders of the two undated subordinated notes (i.e. EUR 11 million in Q2 06 and EUR 6 million in Q2 05).

Net assets are comprised of Group shareholders' equity, excluding (i) deeply subordinated notes (EUR 1 billion) and the two undated subordinated notes reclassified in Q2 06 and (EUR 0.3 billion) (ii) interest to be paid to holders of deeply and undated subordinated notes, but reinstating the book value of trading shares held by the Group and shares held under the liquidity contract. The number of shares used to calculate book value per share is the number outstanding at June 30th 2006, excluding treasury shares and buybacks, but taking into account (a) trading shares held by the Group, and (b) shares held under the liquidity contract.

At the end of 2005, the Group announced its decision to sell its shares in SG Cowen & Co via an initial public offering. In accordance with IFRS 5, this IPO will be treated for accounting purposes as the disposal of a group of assets. At June 30th 2006, the IPO had not yet been carried out and the corresponding non-current assets and liabilities classified as held-for-sale largely consisted of securities carried at fair value (EUR 213 millions of assets, mainly bonds, and EUR 135 millions of liabilities). On July 12, 2006, Société Générale offered its shares in SG Cowen & Co via an IPO. The capital gain/loss on this transaction – which will not be significant - will be recognised in the accounts in the third quarter of 2006.